Form 10-K, Exhibit 13
period 1993-12-31
INDIANA MICHIGAN POWER CO
filed 1994-03-30
CIK 50172

                                          Selected Consolidated Financial Data
                                                  Year Ended December 31,
                                    1993        1992       1991        1990        1989
                                                        (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues              $1,202,643  $1,196,755 $1,225,867  $1,271,514  $1,135,587
  Operating Expenses                 992,723   1,001,235    998,578   1,070,023     921,604
  Operating Income                   209,920     195,520    227,289     201,491     213,983
  Nonoperating Income (Loss)            (234)     14,115     (3,721)      7,557      32,737
  Income Before Interest Charges     209,686     209,635    223,568     209,048     246,720
  Interest Charges                    80,373      85,687     86,636      90,657     107,483
  Net Income                         129,313     123,948    136,932     118,391     139,237
  Preferred Stock Dividend
    Requirements                      14,225      15,417     15,417      15,587      18,048
  Earnings Applicable to
    Common Stock                  $  115,088  $  108,531 $  121,515  $  102,804  $  121,189

                                                       December 31,
                                    1993        1992       1991        1990        1989
                                                     (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant          $4,290,957  $4,266,480 $4,135,820  $4,066,227  $3,969,602
  Accumulated Depreciation and
     Amortization                  1,714,829   1,631,438  1,521,349   1,421,285   1,309,072
  Net Electric Utility Plant      $2,576,128  $2,635,042 $2,614,471  $2,644,942  $2,660,530

  Regulatory Assets (a)           $  492,822  $  268,816 $  204,060  $  240,754  $  280,768

  Total Assets                    $3,765,458  $3,645,798 $3,481,878  $3,501,925  $4,125,534

  Common Stock and Paid-in
    Capital                       $  791,517  $  782,741 $  782,741  $  782,741  $  782,741
  Retained Earnings                  177,638     171,309    169,243     150,408     162,213
  Total Common Shareowner's
    Equity                        $  969,155  $  954,050 $  951,984  $  933,149  $  944,954

  Cumulative Preferred Stock:
    Not Subject to Mandatory
      Redemption                  $   87,000  $  197,000 $  197,000  $  197,000  $  197,000
    Subject to Mandatory
      Redemption (b)                 100,000       -          -           -          18,030
      Total Cumulative Preferred
        Stock                     $  187,000  $  197,000 $  197,000  $  197,000  $  215,030

  Long-term Debt (b)              $1,073,154  $1,211,623 $1,130,709  $1,133,833  $1,532,736

  Obligations Under Capital
    Leases (b)                    $   98,753  $  126,689 $ 102,985   $  133,447  $  123,361

  Total Capitalization and
    Liabilities                   $3,765,458  $3,645,798 $3,481,878  $3,501,925  $4,125,534

(a) Effective January 1, 1993 a new accounting standard Statement of Financial
Accounting  Standards No. 109, Accounting for Income Taxes,  was adopted
resulting in  an increase  in  regulatory assets.   (See  Note 1  of  Notes to
Consolidated Financial Statements).
(b) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Net Income Increases

     Net income increased 4.3% in 1993 and decreased 9.5% in 1992. The scheduled refueling of the two nuclear generating units and an unscheduled outage at one of the units in 1992 required the purchase of more expensive replacement power from the AEP System Power Pool (Power Pool) and reduced wholesale sales to the Power Pool reducing net income in 1992. The return to service of the nuclear units along with the retirement and the refinancing of debt at lower interest rates was responsible for the increase in net income in 1993.

Outlook

     The electric utility industry is expected to undergo significant changes for the remainder of the decade because of increasing competition in the generation and sale of electricity and increasing energy flows resulting from open transmission access. Although management believes that the Company is well positioned, as a low cost producer, to compete, efforts will continue to further reduce costs and increase effectiveness.

     The Company faces additional challenges from compliance with the Clean Air Act Amendments of 1990, other environmental concerns and costs, the cost of operating, maintaining and eventually decommissioning the two nuclear generating units and the disposal of their spent nuclear fuel that could affect financial performance and possibly the ability to meet financial obligations and commitments. While management believes the Company is equipped to meet these challenges, future financial performance is heavily dependent on the ability to obtain favorable rate-making treatment to recover costs of service on a timely basis.

     Future results of operations will be affected by several factors, including the continued economic health of our service territory, the weather, competition for wholesale sales, new environmental laws and regulations and the rate-making policies of the Company's regulators. Many of these factors are not generally within management's direct control yet every effort will be made to work with regulators, government officials, and current and prospective customers to positively influence these critical factors and to take advantage of the opportunities increased competition will bring.

Operating Revenues and Energy Sales

 Operating revenues increased $6 million in 1993 following a decline of $29 million in 1992. The 1993 increase and the 1992 decrease were attributable to the Donald C. Cook Nuclear Plant (Cook Plant) generating units being out of service for scheduled refueling and maintenance and an unscheduled outage in 1992 which reduced the amount of energy the Company had available for sale to the Power Pool.

  The changes in revenues can be analyzed as follows:

                           Increase (Decrease)
                           From Previous Year
(dollars in millions)     1993            1992
                        Amount    %     Amount     %
Retail:
  Price variance        $ (75.1)        $  42.3
  Volume variance          40.3             3.0
                          (34.8) (4.3)     45.3    5.9
Wholesale:
  Price variance         (137.2)           75.2
  Volume variance         172.7          (141.9)
                           35.5   9.6     (66.7) (15.3)
Other Operating Revenues    5.2            (7.7)
  Total                 $   5.9   0.5   $ (29.1)  (2.4)

     The unfavorable retail and wholesale price variances in 1993 reflect the operation of fuel and power supply cost recovery mechanisms due to the availability of the Cook Plant and lower average cost generation. Under the retail jurisdictional fuel clauses, revenues were accrued in 1992 for future recovery of higher cost replacement power during the nuclear outages.

     The increase in 1993 retail sales volume reflects continuing improvement in industrial sales, a return to normal weather and moderate growth in residential and commercial customer classes. The increase in wholesale sales volume in 1993 resulted from the increased availability of energy for delivery to the Power Pool due to availability of the Cook Plant as well as increased sales by the Power Pool to unaffiliated utilities which the Company shares as a member of the Pool.

 The substantial retail and wholesale price variance in 1992 resulted from recovery of higher fossil fuel generation costs and power pool purchases which were incurred during the Cook Plant outages. The reduction in 1992 wholesale sales volume reflects a decrease in sales to the Power Pool because of the Cook Plant outages and reduced wholesale sales by the Power Pool. Efforts to improve short-term wholesale sales are affected by the highly competitive nature of the short-term energy market and other factors such as unaffiliated generating plant availability, the weather and the economy, that are not generally within management's control. Future results of operations will be affected by the ability to make cost-effective wholesale sales or, if such sales are reduced, the ability to timely raise retail rates.

Operating Expenses Decline

     Changes in the components of operating expenses were as follows:

                           Increase (Decrease)
                           From Previous Year
(dollars in millions)     1993           1992
                         Amount    %    Amount     %
Fuel                    $ 26.4   13.6   $(57.5) (22.9)
Purchased Power          (72.0) (40.0)    57.8   47.1
Other Operation           12.6    5.0      5.0    2.0
Maintenance                4.9    3.5     18.5   15.6
Depreciation and
  Amortization             5.4    4.1      1.1    0.8
Amortization of Rockport
  Plant Unit 1 Phase-in
  Plan Deferrals          (0.7)  (4.0)    (0.7)  (3.9)
Taxes Other Than
  Federal Income Taxes     5.7    9.2     (0.6)  (0.9)
Federal Income Taxes       9.2   36.1    (20.9) (45.1)
    Total               $ (8.5)  (0.9)  $  2.7    0.3

  Fuel expense increased in 1993 due to the significant increase in nuclear generation and a 6% increase in fossil generation, partially offset by a de-
crease in the  average cost of fuel.   The reduction in fuel  expense in 1992
resulted largely from reduced generation due to outages at the two nuclear units as well as lower average fossil fuel costs.

 The decline in purchased power expense in 1993 reflects a reduced level of energy receipts from the Power Pool because of the increased availability of the nuclear units and reduced power purchases from AEP Generating Company as a result of Rockport Plant maintenance outages. The increase in purchased power expense in 1992 was the result of an increased level of energy receipts from the Power Pool during the nuclear outages.

     Certain other operation and maintenance procedures can be performed only when a nuclear unit is out of service. Therefore, during the 1992 nuclear refueling outages, significant other operation and maintenance expenses were incurred. However, the impact on 1992 earnings from refueling outages was mitigated through the implementation of levelized accounting in 1992. Levelized accounting spreads the incremental cost of refueling outages so that the cost of an average number of refuelings are reflected in each year's expenses. The Company received regulatory approval to defer incremental nuclear refueling outage costs and to amortize them from the start of an outage until the beginning of the next outage. As a result, 1993 operating expenses include the amortization of $35.2 million of incremental nuclear refueling outage expenses that were deferred in 1992.

     Taxes other than federal income taxes increased in 1993 primarily due to a substantial increase in Indiana supplemental net income tax because the nuclear refueling outage costs incurred in 1992 were tax deductible in that year. There were no refueling outages in 1993. Federal income taxes attributable to operations increased in 1993 due to an increase in pre-tax operating income and a reduction in interest charges. The decline in federal income taxes attributable to operations in 1992 reflects a decrease in pre-tax operating income.

Nonoperating Income and Financing Costs Decline

     Nonoperating income declined in 1993 due to the implementation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, the recordation in 1992 of interest income on federal income tax re-funds in connection with the settlement of audits of prior years' tax returns and the reversal of a provision in 1992 as a result of the successful settlement of a coal royalty dispute with the state of Utah.

     Interest expense declined in 1993 due to the retirement of $142 million of long-term debt and the refinancing of $150 million of long-term debt and $97 million of installment purchase contracts (IPC) at lower interest rates. The decline in 1992 was largely attributable to the refinancing of $25 million of IPCs and a lower average interest rate on a variable rate IPC.

Accrued Utility Revenues and Taxes Accrued

   At December 31, 1992 under retail fuel and power supply cost recovery mechanisms, $38 million of fuel revenues were accrued related to fuel and replacement power costs incurred during the nuclear unit outages. Both re-tail jurisdictions approved recovery. Recovery was completed in the Indiana jurisdiction and substantially completed in the Michigan jurisdiction in 1993 reducing the accrued utility revenues balance at December 31, 1993. The remaining balance in the Michigan jurisdiction will be recovered in 1994.

   Taxes accrued increased in  1993 reflecting the effects of  federal income
tax  return audit  settlements  recorded  in  1992.    A  significant  refund
resulting from the audit caused a reduction in the 1992 balance.

Regulatory Assets and Deferred
Tax Liabilities Increase

   The Company prospectively adopted a new accounting standard for income taxes on January 1, 1993. The new standard required, among other things, that regulated entities record deferred tax liabilities on temporary differ-ences previously flowed-through for rate-making and book accounting. Where rate-making provides for flow-through treatment, corresponding regulatory assets were recorded resulting in an increase in total assets and liabilities.

Construction Spending

     Gross plant and property additions were $125 million in 1993 and $176 million in 1992. Management estimates construction expenditures for the next three years to be $410 million. The funds for construction of new facilities and improvement of existing facilities come from a combination of internally generated funds, short-term and long-term borrowings and investments in common equity by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.). Approximately 92% of the construction expenditures for the next three years will be financed internally with the remainder financed externally.

Capital Resources

     The Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1993, unused short-term lines of credit of $537 million shared with other AEP System companies were available. Short-term borrowings increased by $5.9 million in 1993. A charter provision limits short-term borrowings to $127 million. Periodic reductions of outstanding short-term debt are made through issuance of long-term debt and preferred stock and through equity capital contributions by the parent company.

     The Company received or has requested regulatory approval to issue up to $185 million of long-term debt and preferred stock. Management expects to use the proceeds to retire short-term debt, refinance higher cost and maturing long-term debt, refund cumulative preferred stock and fund construction expenditures.

     Unless the Company meets certain earnings or coverage tests, additional long-term debt or preferred stock cannot be issued. In order to issue long-term debt without refunding an equal amount of existing debt, pre-tax earnings must be equal to at least twice annual interest charges on long-term debt after giving effect to the new debt. To issue additional preferred stock, after-tax gross income must be at least equal to one and one-half times annual interest and preferred stock dividend requirements after giving effect to the new preferred stock. The Company presently exceeds these minimum coverage requirements. At December 31, 1993, long-term debt and preferred stock coverage ratios were 4.59 and 2.48, respectively.

     Recently a major credit rating agency reevaluated the credit worthiness of companies in the electric utility industry based on perceived risk from deregulation, increased competition, reduced load growth, escalating nuclear plant costs and environmental concerns. The agency lowered its ratings outlook for approximately one-third of the companies but not for Indiana Michigan Power which was regarded by the agency as being relatively well positioned to meet future competitive challenges.

Competition

     Since 1990, the short-term wholesale energy market has been extremely competitive. With the passage of the Energy Policy Act of 1992, which provides for greater ease of transmission access and reduces certain regula-tory restrictions for independent power producers (IPPs), competition is expected to increase in the long-term wholesale market and in the construction of new generating capacity. For example, IPPs are no longer required to find an industrial host to utilize the steam by-product from the generation of electricity to build a generating unit and avoid regulation under the Public Utility Holding Company Act of 1935 (1935 Act). The Energy Policy Act also exempts IPPs from requirements under the 1935 Act which, among other things, permit IPPs to use greater amounts of lower cost debt which may reduce overall cost of capital. Thus IPPs may have a competitive advantage. Although the Energy Policy Act specifically prohibits the Federal Energy Regulatory Commission from ordering retail transmission access, the states can do so and many believe that the next logical step will be the extension of competition for existing industrial customers which will present both opportunities and challenges for the Company.

     Although management believes that the Company is well positioned to compete in this evolving competitive market because of its technical skills and expertise and its position as a low cost producer, we intend to continue to examine ways to improve the Company's competitive position. Efforts to improve operations and reduce costs will continue in order to maintain and enhance our position as a low cost producer.

     Although management may have opportunities to improve shareholder value through increased competition as a result of open transmission access and other provisions of the Energy Policy Act of 1992, there is risk and uncertainty, especially for retail ratepayers and shareholders, regarding reliability of future transmission service and fair compensation for use of the Company's extensive high voltage transmission facilities. Management's goal is to ensure that, to the extent the Company's facilities are used by others, there is fair and appropriate compensation.

Environmental Concerns and Cost Pressures

Clean Air Act

     The Clean Air Act Amendments of 1990 (CAAA) require, among other things, substantial reductions in sulfur dioxide and nitrogen oxides emitted from electric generating plants.

     Two of the Company's generating units, Tanners Creek Unit 4 and the Breed Plant, are affected by the first phase of the CAAA. Tanners Creek Unit 4 will comply by fuel switching at minimal capital cost. Management decided early in 1994 to close the 325 megawatt (mw) Breed Plant as of March 31, 1994, due to its design and age (commercial operation began in 1960) as well as the additional cost of complying with the CAAA.

     The closing of the Breed Plant is not expected to adversely affect results of operations or financial condition except as it impacts ongoing Power Pool credits and charges.

     The ongoing earnings effect of closing the Breed Plant will be that the Company will receive less capacity credits for being a net supplier to the Power Pool, partially offset by a reduction in operation, maintenance and depreciation expenses. As of December 31, 1993 the unfavorable effect on earnings is expected to be $10 million annually. The Company will seek re-covery of this additional cost in future rate cases.

     Phase II of the CAAA,  effective in the year 2000, will  require further
actions  to comply.   Additional  costs will  be incurred  and recovery  from
customers will be sought for all CAAA costs.

Global Warming

     Concern about global climate change, or "the greenhouse effect" has been the focus of intensive debate within the United States and around the world. Much of the uncertainty about what effects greenhouse gas concentrations will have on the global climate results from a myriad of factors that affect climate. Based on the terms of a 1992 United Nations treaty that pledged the United States to reduce greenhouse gas emissions, the Clinton Administration developed a voluntary plan to reduce by the year 2000 greenhouse gas emis-sions to 1990 levels. The AEP System supports the plan and will work with the U.S. Department of Energy (DOE) and other electric utility companies to formulate a cost effective framework for limiting future greenhouse gas emissions.

     The AEP System strongly supports a policy of proactive environmental stewardship, whereby actions are taken that make economic and environmental sense on their own merits, irrespective of the uncertain threat of global climate change. To reduce emissions, we support energy conservation programs, development of more efficient generation and end-use technologies, and forest management activities because they are cost effective and bring long-term benefits to our service area. Should significant new measures to control the burning of coal be enacted, they could affect the Company's competitiveness and, if not recovered from customers, adversely impact results of operations and financial condition.

EMF

     The potential for electric and magnetic fields (EMF) from transmission and distribution facilities to adversely affect the public health is being
extensively researched.   The AEP System continues to support EMF research to
help  determine the extent, if any, to  which EMF may adversely impact public
health.   Our concern is that new  laws imposing EMF limits  may be passed or new regulations promulgated without sufficient scientific study and evidence to support them. As long as there is uncertainty about EMF, we will have difficulty finding acceptable sites for our transmission facilities, which could hamper economic growth within our service area. If the present energy delivery system must be changed because of EMF concerns, or if the courts conclude that EMF exposure harms individuals and that utilities are liable for damages, then results of operations and financial condition could be adversely affected, unless the costs can be recovered from customers.

Hazardous Material

     By-products from the generation of electricity include materials such as ash, slag, sludge, low level radioactive waste and spent nuclear fuel. In addition, generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. Substantial costs to store and dispose of hazardous and non-hazardous materials have been and will continue to be incurred. Significant additional costs could be incurred to comply with new laws and regulations if enacted and to clean up disposal sites under existing legislation.

     The  Superfund  created  by  the  Comprehensive  Environmental  Response
Compensation and Liability Act addresses cleanup of hazardous substance disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the cleanup programs. The Company has been named by the Federal EPA as a "potentially responsible party" (PRP) for seven sites and has received information requests for three other sites. For two of the PRP sites, liability has been settled with little impact on results of operations. I&M also has been named a PRP at one Illinois site and has received an information request for one Indiana site under analogous state cleanup laws. Although the potential liability associated with each site must be evaluated individually, several general statements can be made regarding such potential liability.

     Whether the Company disposed of hazardous substances at a particular site is often unsubstantiated; the quantity of material disposed of at a site was generally small; and the nature of the material generally disposed of was non-hazardous. Typically, the Company is one of many parties named PRPs for a site and, although liability is joint and several, at least some of the other parties are financially sound enterprises. Therefore, present estimates do not anticipate material cleanup costs for identified disposal sites. However, if for unknown reasons, significant costs are incurred for cleanup, results of operations and possibly financial condition would be adversely affected unless the costs can by recovered from insurance proceeds and/or customers.

Nuclear Operating Cost

     Operation and maintenance costs of the Company's two-unit 2,110 mw Donald C. Cook Nuclear Plant are directly impacted by increasing Nuclear Regulatory Commission requirements and increasing maintenance requirements related to the aging of the units (Unit 1 began commercial operation in 1975
and  Unit 2 in 1978).   While nuclear  fuel cost has  declined, the estimated
cost to decommission the  plant has increased to  a range of $588  million to
$1.1  billion.    The  increase  in  the range  from  previous  estimates  is attributable to uncertainty  regarding future delays  in the DOE's  mandatory
Spent  Nuclear Fuel (SNF)  disposal program.   Delays in finding  a permanent
repository for SNF have increased costs reflecting a need to store SNF at the plant site for an extended time after the plant ceases operations. Manage-ment intends to continue to seek recovery of increasing decommissioning costs over the remaining plant life. We continue to examine our operations for better ways to operate and maintain our two nuclear units to control the
growth in  operation, maintenance  and decommissioning  costs.     Management
recently restructured its nuclear  operations and  staff to address  these
concerns.   Efforts  are continuing to shorten refueling and maintenance outages, to reduce their cost and to minimize the cost of replacement energy during the outage periods. Should the nuclear units be retired early for any reason or costs of maintaining, operating and decommissioning the plant and disposing of its spent nuclear fuel not be recovered through rates, results of operations and financial condition would be adversely affected.

Litigation

     The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

New Accounting Standards

     Two new accounting standards were issued in 1993 that were adopted in 1994. The implementation of these new standards will not have a significant effect on results of operations or financial condition.

Effects of Inflation

  Inflation affects the cost of replacing utility plant and the cost of operating and maintaining such plant. The rate-making process generally limits recovery to the historical cost of assets resulting in economic losses when inflation effects are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

INDEPENDENT AUDITORS' REPORT


To the Shareowners and Board of
 Directors of Indiana Michigan Power Company:

We have audited the accompanying consolidated balance sheets of Indiana Michigan Power Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Indiana Michigan Power Company and its subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 6 in Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."




DELOITTE & TOUCHE
Columbus, Ohio

February 22, 1994

Consolidated Statements of Income
                                                Year Ended December 31,
                                            1993        1992        1991
                                                    (in thousands)
OPERATING REVENUES                        $1,202,643  $1,196,755  $1,225,867

OPERATING EXPENSES:
   Fuel                                      220,206     193,830     251,325
   Purchased Power                           108,274     180,365     122,573
   Other Operation                           264,543     251,897     246,935
   Maintenance                               142,637     137,787     119,242
   Depreciation and Amortization             138,794     133,365     132,285
   Amortization of Rockport Plant Unit 1
     Phase-in Plan Deferrals                  15,644      16,303      16,961
   Taxes Other Than Federal Income Taxes      67,918      62,189      62,783
   Federal Income Taxes                       34,707      25,499      46,474
                Total Operating Expenses     992,723   1,001,235     998,578

OPERATING INCOME                             209,920     195,520     227,289

NONOPERATING INCOME (LOSS)                     (234)     14,115      (3,721)

INCOME BEFORE INTEREST CHARGES               209,686     209,635     223,568

INTEREST CHARGES                              80,373      85,687      86,636

NET INCOME                                   129,313      123,948    136,932

PREFERRED STOCK DIVIDEND REQUIREMENTS         14,225      15,417      15,417

EARNINGS APPLICABLE TO COMMON STOCK       $  115,088  $  108,531  $  121,515


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                         December 31,
                                                       1993         1992
                                                         (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                        $2,602,527   $2,559,905
   Transmission                                         839,198      829,507
   Distribution                                         608,752      576,309
   General (including nuclear fuel)                     152,470      182,414
   Construction Work in Progress                         88,010      118,345
                 Total Electric Utility Plant         4,290,957    4,266,480
   Accumulated Depreciation and Amortization          1,714,829    1,631,438
                 NET ELECTRIC UTILITY PLANT           2,576,128    2,635,042

OTHER PROPERTY AND INVESTMENTS                           432,459      403,111

CURRENT ASSETS:
   Cash and Cash Equivalents                              3,752        7,459
   Accounts Receivable:
      Customers                                          67,246       62,325
      Affiliated Companies                               24,507       41,139
      Miscellaneous                                      30,087       31,536
      Allowance for Uncollectible Accounts                 (504)        (562)
   Fuel - at average cost                                34,476       53,210
   Materials and Supplies - at average cost              57,800       54,004
   Accrued Utility Revenues                              34,642       78,555
   Prepayments                                           12,043       11,163
                 TOTAL CURRENT ASSETS                   264,049      338,829

REGULATORY ASSETS:
   Amounts Due From Customers For
      Future Federal Income Taxes                       286,948         -
   Other                                                205,874      268,816
                TOTAL REGULATORY ASSETS                 492,822      268,816
                     TOTAL                           $3,765,458   $3,645,798

See Notes to Consolidated Financial Statements.

                                                             December 31,
                                                          1993         1992
                                                            (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 2,500,000 Shares
      Outstanding - 1,400,000 Shares                 $   56,584   $   56,584
   Paid-in Capital                                      734,933      726,157
   Retained Earnings                                    177,638      171,309
                Total Common Shareowner's Equity        969,155      954,050
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption               87,000      197,000
       Subject to Mandatory Redemption                  100,000       -
   Long-term Debt                                     1,073,154    1,168,721
                TOTAL CAPITALIZATION                  2,229,309    2,319,771

OTHER NONCURRENT LIABILITIES                            288,197      297,475

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                      -          42,902
   Short-term Debt - Commercial Paper                    50,075       44,200
   Accounts Payable:
      General                                            40,437       37,214
      Affiliated Companies                               17,481       12,471
   Taxes Accrued                                         54,473       15,829
   Interest Accrued                                      18,894       22,759
   Obligations Under Capital Leases                      20,585       32,745
   Other                                                 79,367       71,891
                TOTAL CURRENT LIABILITIES               281,312      280,011

DEFERRED FEDERAL INCOME TAXES                            553,920     316,877

DEFERRED INVESTMENT TAX CREDITS                          186,032     195,043

DEFERRED GAIN ON SALE AND LEASEBACK -
   ROCKPORT PLANT UNIT 2                                 211,446     218,754

DEFERRED CREDITS                                          15,242      17,867

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                            $3,765,458   $3,645,798

Consolidated Statements of Cash Flows
                                                 Year Ended December 31,
                                              1993        1992        1991
                                                    (in thousands)
OPERATING ACTIVITIES:
  Net Income                                 $ 129,313   $ 123,948   $ 136,932
  Adjustments for Noncash Items:
    Depreciation and Amortization              148,270     141,453     141,813
    Amortization of Rockport Plant
      Unit 1 Phase-in Plan Deferrals            15,644      16,303      16,961
    Amortization (Deferral) of Incremental
     Nuclear Refueling Outage Expenses (net)    33,827     (47,200)       -
    Deferred Federal Income Taxes              (49,905)     29,897     (21,877)
    Deferred Investment Tax Credits             (8,543)     (9,673)     (9,188)
  Changes in Certain Current Assets and
     Liabilities:
         Accounts Receivable (net)              13,102      (7,432)     (4,389)
         Fuel, Materials and Supplies           14,938       1,018     (14,520)
         Accrued Utility Revenues               43,913     (41,068)      3,816
         Accounts Payable                        8,233     (15,088)    (15,222)
         Taxes Accrued                          38,644       4,514       9,937
   Other (net)                                 (17,064)    (16,448)      4,446
           Net Cash Flows From
            Operating Activities               370,372     180,224     248,709

INVESTING ACTIVITIES:
   Construction Expenditures                  (108,867)   (125,908)   (122,597)
   Proceeds from Sales of Property
     and Other                                   5,385         903       3,246
           Net Cash Flows Used For
            Investing Activities              (103,482)   (125,005)   (119,351)

FINANCING ACTIVITIES:
   Capital Contributions
     from Parent  Company                       10,000        -           -
   Issuance of Cumulative
     Preferred Stock                            98,776        -           -
   Issuance of Long-term Debt                  243,426     271,722      78,634
   Retirement of Cumulative
     Preferred Stock                          (112,300)       -           -
   Retirement of Long-term Debt               (392,093)   (203,185)    (92,623)
   Change in Short-term Debt (net)               5,875      (6,750)     12,055
   Dividends Paid on Common Stock             (108,696)   (106,465)   (102,680)
   Dividends Paid on Cumulative
     Preferred Stock                           (15,585)    (15,417)    (15,417)
           Net Cash Flows Used For
            Financing Activities              (270,597)    (60,095)   (120,031)
Net Increase (Decrease) in Cash and
 Cash Equivalents                               (3,707)     (4,876)      9,327
Cash and Cash Equivalents January 1              7,459      12,335       3,008
Cash and Cash Equivalents December 31        $   3,752   $   7,459   $  12,335

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                  Year Ended December 31,
                                              1993        1992        1991
                                                       (in thousands)
Retained Earnings January 1                 $171,309    $169,243    $150,408

Net Income                                   129,313     123,948     136,932
                                             300,622     293,191     287,340
Deductions:
  Cash Dividends Declared:
     Common Stock                            108,696     106,465     102,680
     Cumulative Preferred Stock:
        4-1/8% Series                            495         495         495
        4.56%  Series                            273         273         273
        4.12%  Series                            165         165         165
        5.90%  Series                            374        -           -
        6-1/4% Series                            161        -           -
        6-7/8% Series                          1,799        -           -
        7.08%  Series                          2,124       2,124       2,124
        7.76%  Series                          2,716       2,716       2,716
        8.68%  Series                          2,517       2,604       2,604
        $2.15  Series                          3,001       3,440       3,440
        $2.25  Series                            600       3,600       3,600
          Total Cash Dividends Declared      122,921     121,882     118,097
  Other                                           63        -           -
                    Total Deductions         122,984     121,882     118,097

Retained Earnings December 31               $177,638    $171,309    $169,243


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Indiana Michigan Power Company (the Company or I&M) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in northern and eastern Indiana and a portion of southwestern Michigan. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in conjunction with the facilities of certain other AEP Co., Inc. owned utilities as an integrated utility system.

   The Company has two wholly-owned subsidiaries, Blackhawk Coal Company and Price River Coal Company, that were formerly engaged in coal-mining operations. Blackhawk Coal Company currently leases and subleases portions of its Utah coal rights, land and related mining equipment to unaffiliated companies. Price River Coal Company, which owns no land or mineral rights, is inactive.

Regulation

   As a member of the AEP System, I&M is subject to regulation by the Securi-ties and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Indiana Utility Regulatory Commission (IURC) and the Michigan Public Service Commission
(MPSC). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The  consolidated financial  statements include  I&M and  its wholly-owned
subsidiaries.   Significant intercompany items were  eliminated in consolida-
tion.

Basis of Accounting

   As a rate-regulated entity, I&M's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in
different time  periods than enterprises  that are  not rate regulated.   In
accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71),
regulatory assets and liabilities are recorded  to   defer  expenses   or
revenues reflecting such rate-making differences.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash income item that is recovered over the service life of utility plant through depreciation and represents the estimated cost of bor-rowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 8.75% in 1993 and 9.25% in 1992 and 1991 and the amounts of AFUDC accrued were $1.7 million, $3.8 million and $2.1 million in 1993, 1992 and 1991, respectively.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class (i.e., production, transmission, distribution, etc.). Amounts to be used for demolition of non-nuclear plant are presently recovered through depreciation charges included in rates. The accounting and rate-making treatment afforded nuclear decommissioning costs and nuclear fuel disposal costs are discussed in Note 3.

Rockport Plant

   Rockport Plant consists of two 1,300 megawatt (mw) coal-fired units. I&M and AEP Generating Company (AEGCo), an affiliate, each owns 50% of one unit (Rockport 1) and each leases a 50% interest in the other unit (Rockport 2) from unaffiliated lessors under an operating lease. The gain on the sale and leaseback of Rockport 2 was deferred and is being amortized, with related taxes, over the initial lease term which expires in 2022.

   Rate phase-in plans provide for the recovery and straight-line amortization through 1997 of prior- year deferrals of Rockport 1 costs. Deferred amounts under the phase-in plans were $59 million and $75 million at December 31, 1993 and 1992, respectively.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include an accrual for electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

   Fuel costs are matched with revenues in accordance with rate commission orders. Revenues are accrued related to unrecovered fuel in both retail jurisdictions and for replacement power costs in the Michigan jurisdiction until approved for billing. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Levelization of Nuclear Refueling Outage Costs

   Incremental operation and maintenance costs associated with refueling outages at the Donald C. Cook Nuclear Plant (Cook Plant) are deferred with the approval of regulators for amortization over the period (generally eighteen months) beginning with the commencement of an outage until the beginning of the next outage. Deferred amounts were $13.4 million and $47.2 million at December 31, 1993, and 1992, respectively.

Income Taxes

   Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under this standard deferred federal income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. In prior years deferred federal income taxes were provided for timing differences between book and taxable income except where flow-through accounting for certain differences was reflected in rates. Flow-through accounting is a method whereby federal income tax expense for a particular item is the same for accounting and rate-making as in the federal income tax return. As a result of the adoption of SFAS 109 significant additional deferred tax liabilities were recorded for items afforded flow-through treatment in rates. In accor-dance with SFAS 71 significant corresponding regulatory assets were also recorded to reflect the future recovery of additional taxes due when the temporary differences reverse. As a result of this change in accounting effective January 1, 1993, deferred federal income tax liabilities increased by $259.6 million and regulatory assets by $254.3 million, and net income was reduced by $5.3 million.

   Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related plant investment in accordance with rate-making treatment.

Debt and Preferred Stock

   Gains and losses  on reacquired debt  are deferred and amortized  over the
term of  the reacquired debt.   If the  debt is refinanced  the reacquisition
costs are deferred and amortized over the term of the replacement debt.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred and amortized in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired to meet sinking fund requirements is credited to paid-in capital.

Other Property and Investments

   Other property and investments are generally stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.

2. RATE MATTERS:

Rate Activity

   In November 1993 the IURC granted a $34.7 million annual rate increase in response to the Company's request for a $44.8 million increase filed in April 1992. The new rates include, among other things, recovery of the ongoing amounts being accrued for postretirement benefits other than pensions (OPEB), an increase in the provision for nuclear plant decommissioning costs and the amortization of deferred incremental nuclear plant refueling outage costs.

   In October 1993 the MPSC approved a settlement agreement that provides for a three-step increase in recovery of nuclear decommissioning costs for the Cook Plant. The first step increase of $1.2 million annually was effective in November 1993. The second and third steps provide for recoveries to be increased by $1 million annually in May 1994 and an additional $1 million annually in November 1994. The MPSC also ordered that a new decommissioning study be filed before December 1994.

Unaffiliated Coal and Affiliated Transportation Cost Recovery

   In October 1993 the FERC denied a request by a wholesale customer seeking rehearing of a February 1993 order. The February 1993 order reversed a 1990 administrative law judge's initial decision and dismissed the wholesale customer's complaint concerning the reasonableness of coal costs from an unaffiliated supplier who leased a Utah mining operation from the Company in 1986 and affiliated coal transportation charges. In December 1993 the wholesale customer appealed the FERC order to the U.S. Court of Appeals.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made although no new generating capacity is expected to be constructed until the next century. The aggregate construction program expenditures for 1994-1996 are estimated to be $410 million and include the capital cost of compliance with the Clean Air Act Amendments of 1990 (CAAA).

   Long-term fuel supply contracts contain clauses for periodic adjustments. The retail jurisdictions have fuel clause mechanisms that provide with the regulators' review and approval for deferred recovery of changes in the cost of fuel. The contracts are for various terms, the longest of which extend to 2014, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Unit Power Agreements

   The Company is committed under unit power agreements to purchase 70% of AEGCo's Rockport Plant capacity unless it is sold to unaffiliated utilities. AEGCo has one long-term contract with an unaffiliated utility that expires in 1999 for 455 mw of Rockport Plant capacity.

   The Company sells under contract up to 250 mw of Rockport Plant capacity to Carolina Power and Light Company, an unaffiliated utility. The contract expires in 2009.

Litigation

   An appeal to the Indiana Court of Appeals by a local distribution utility of a 1992 DeKalb County Circuit Court of Indiana decision is pending. The circuit court dismissed the case filed under a provision of Indiana law that allows the local distribution utility to seek damages equal to the gross revenues received by the Company for rendering service in the designated service territory of the local distribution utility. The Company had re-ceived approximately $29 million in gross revenues from a major industrial customer in the local distribution utility's service territory. The case resulted from a Supreme Court of Indiana decision which overruled an appeals court and voided an IURC order which assigned the major industrial customer to the Company.

   The Company is involved in other legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these other matters will have a material adverse effect on financial condition.

Clean Air

   The CAAA require significant reductions in sulfur dioxide and nitrogen oxides emitted from various AEP System generating plants. The law estab-lished a deadline of 1995 for the first phase of reductions in sulfur dioxide emissions (Phase I) and the year 2000 for the second phase (Phase II) as well as a permanent nationwide cap on sulfur dioxide emissions after 1999.

   The AEP Systemwide compliance plan calls for fuel switching to medium-sulfur coal at I&M's Tanners Creek Unit 4 with minimal capital cost. The Breed unit which is a Phase I affected unit is scheduled to close on March 31, 1994. The Company's other generating units are not affected in Phase I.

   The Company will incur additional costs to comply with Phase II requirements at its generating plants. In addition, a portion of the costs of compliance for the AEP System may be incurred through the Power Pool (which is described in Note 5). If I&M is unable to recover compliance costs from its customers, results of operations and financial condition would be adversely impacted.

Other Environmental Matters

   The Company and its subsidiaries are regulated by federal, state and local authorities with respect to air and water quality and other environmental matters.

   The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous and non-hazardous materials have been incurred and will be incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations, if enacted, and to clean up disposal sites under existing legislation.

   The  Superfund  created   by  the  Comprehensive   Environmental  Response
Compensation and Liability Act addresses cleanup of hazardous substance disposal sites and authorizes the United States Environmental Protection Agency (Federal EPA) to administer the cleanup programs. The Company has been named by the Federal EPA as a "potentially responsible party" (PRP) for seven sites and has received information requests for three other sites. For two of the PRP sites, liability has been settled with little impact on results of operations. I&M also has been named a PRP at one Illinois site and has received an information request for one Indiana site under analogous state cleanup laws. Although the potential liability associated with each site must be evaluated individually, several general statements can be made regarding such potential liability.

   Whether the Company disposed of hazardous substances at a particular site is often unsubstantiated; the quantity of material disposed of at a site was generally small; and the nature of the material generally disposed of was non-hazardous. Typically, the Company is one of many parties named PRPs for a site and, although liability is joint and several, at least some of the other parties are generally financially sound enterprises. Therefore, present estimates do not anticipate material cleanup costs for identified disposal sites. However, if for unknown reasons, significant costs are incurred for cleanup, results of operations and possibly financial condition would be adversely affected unless the costs can by recovered from insurance proceeds and/or customers.

Nuclear Plant

   I&M owns and operates the two-unit 2,110 mw Cook Plant under licenses granted by regulatory authorities. The operation of a nuclear facility involves special risks, potential liabilities, and specific regulatory and safety requirements. Should a nuclear incident occur at any facility in the United States liability could be substantial. Should nuclear losses or liabilities be underinsured or exceed accumulated funds, or should rate recovery be denied, results of operations and financial condition would be negatively affected. Specific information about risk management and potential liabilities is discussed below.

Nuclear Insurance

   Public liability is limited by law to $9.4 billion should an incident occur at any licensed reactor in the United States. Commercially available insurance provides $200 million of this coverage. In the event of a nuclear incident at any nuclear plant in the United States the remainder of the liability would be provided by a deferred premium assessment of $79.3 million on each licensed reactor payable in annual installments of $10 million. As a result, I&M could be assessed $158.6 million per nuclear incident payable in annual installments of $20 million. The number of incidents for which payments could be required is not limited.

   Nuclear insurance pools and other insurance policies provide $2.75 billion of property damage, decommissioning and decontamination coverage for Cook Plant. Additional insurance provides coverage for extra costs resulting from a prolonged accidental Cook Plant outage. Some of the policies have deferred premium provisions which could be triggered by losses in excess of the insurer's resources. The losses could result from claims at the Cook Plant or certain other nuclear units. The Company could be assessed up to $24 million under these policies.

Spent Nuclear Fuel Disposal

   Federal law provides for government responsibility for permanent spent nuclear fuel disposal and assesses nuclear plant owners fees for spent fuel disposal. The fee of one mill per kilowatthour for fuel consumed after April 6, 1983 is being collected from customers and remitted to the U.S. Treasury. Fees and related interest of $148 million for fuel consumed prior to April 7, 1983 have been recorded as long-term debt and a regulatory asset. The regulatory asset is being amortized as rate recovery occurs. I&M has not paid the government the pre-April 1983 fees due to various factors including continued delays and uncertainties related to the federal disposal program. At December 31, 1993, funds collected from customers to dispose of nuclear fuel and related earnings totalling $133 million were held in external funds included in the financial statements as other property and investments.

Decommissioning

   Decommissioning costs are accrued over the service life of the Cook Plant. The licenses to operate the two nuclear units expire in 2014 and 2017. After expiration of the licenses the plant is expected to be decommissioned through dismantling. Estimated decommissioning costs range from $588 million to $1.1 billion in 1991 dollars. The wide range is caused by variables in the estimated length of time spent nuclear fuel must be stored at the plant subsequent to ceasing operations which depends on future developments in the federal government's spent nuclear fuel disposal program. Decommissioning costs are being recovered based on at least the lower end of the range in the current and prior studies. I&M records decommissioning costs in other operation expense and records a noncurrent decommissioning liability equal to the rate recovery which was $13 million in 1993, $12 million in 1992 and $11 million in 1991. Decommissioning amounts recovered from customers are deposited in external trusts. Trust fund earnings increase the fund assets and the recorded liability. Trust fund earnings decrease the amount to be recovered from ratepayers. At December 31, 1993, the decommissioning trust fund balance and the accumulated provision for decommissioning were $170 million.

   In recent rate increases, which are discussed in Note 2, the Company received additional annual amounts for the decommissioning of the Cook Plant of $10 million in its Indiana jurisdiction and $3.2 million phased-in in its Michigan jurisdiction.


4. COMMON SHAREOWNER'S EQUITY:

   Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1993, $5.9 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

   In 1993, I&M's parent made a cash capital contribution of $10 million. Also in 1993 $1.2 million, representing the issuance costs for three series of cumulative preferred stock, was charged to paid-in capital. There were no other transactions affecting the common stock or paid-in capital accounts in 1993, 1992 or 1991.


5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $204.6 million in 1993, $154.1 million in 1992 and $204.8 million in 1991 for supplying energy and capacity to the Power Pool. Purchased power expense includes charges of $20.9 million in 1993, $82.6 million in 1992 and $24.6 million in 1991 for energy received from the Power Pool.

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $57 million in 1993, $45.8 million in 1992 and $65.5 million in 1991.

   In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $5.1 million in 1993, $6.5 million in 1992 and $13.7 million in 1991. Revenues from these transactions are included in the above Power Pool wholesale sales.

   The cost of power purchased from AEGCo, an affiliated company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $78.9 million, $88 million and $83 million in 1993, 1992 and 1991, respectively.

   The Company operates the Rockport Plant and bills AEGCo for its share of operating costs.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, credits of $47.4 million, $48.2 million and $46.2 million were recorded in other operation expense for transmission services in 1993, 1992 and 1991, respectively.

   Revenues from providing barging services were recorded in nonoperating income as follows:

                           Year Ended December 31,
                          1993        1992       1991
                                 (in thousands)

Affiliated Companies    $25,372     $24,753    $23,863
Unaffiliated Companies    1,717       3,964      4,641
     Total              $27,089     $28,717    $28,504

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are determined by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. BENEFIT PLANS:

   The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Effective January 1, 1992 employees may retire without reduction of benefits at age 62 and with reduced benefits as early as age 55. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by law.

   Net pension costs for the years ended December 31, 1993, 1992 and 1991 were $4.7 million, $5.6 million and $2.3 million, respectively.

   An employee savings plan is offered which allows participants to contribute up to 16% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. The Company contributes an amount equal to one-half of the first 6% of the employees' contribution. The Company's contribution is invested in AEP Co., Inc. common stock and totaled $3.5 million in 1993, $3.3 million in 1992 and $3.1 million in 1991.

   The AEP System provides certain other benefits for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for health care and life insurance benefits if they have at least 10 service years and, effective January 1, 1992, are age 55 at retire-ment. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $2.7 million and $2.6 million in 1992 and 1991, respectively.

   SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993. SFAS 106 requires the accrual of the present value liability for the cost of postretirement benefits other than pensions (OPEB) during the employee's service years. Prior service costs are being recognized as a transition obligation over 20 years in accordance with SFAS 106. OPEB costs are based on actuarially-determined stand alone costs for each System company. The funding policy is to contribute incremental amounts recovered through rates and cash generated by the corporate owned life insurance (COLI) program. The annual accrued costs for 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $12.4 million.

   The Company received approval from the IURC to recover the increased OPEB costs. In the Michigan and wholesale jurisdictions, the Company received authority to defer the increased OPEB costs which are not being currently recovered in rates. Future recovery of the deferrals and the annual ongoing OPEB costs will be sought in the next base rate filings. At December 31, 1993, $6.2 million of incremental OPEB costs were deferred.

   To reduce the impact of adopting SFAS 106, management took several measures. First, a Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established. A $4.3 million advance contribution was made to the trust fund in 1990, the maximum amount deductible for federal income tax purposes. In 1993, a $700,000 contribution was made to the VEBA trust fund from amounts recovered from ratepayers. In addition, to help fund and reduce the future costs of OPEB benefits, a COLI program was implemented, except where restricted by state law. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. The policies generated cash of $600,000 in 1993, $1,700,000 in 1992 and $700,000 in 1991
inclusive of related tax benefits which was contributed to the VEBA trust fund. In 1997 the premium will be fully paid and the cash generated by the policies should increase significantly.


7. SUPPLEMENTARY INFORMATION:

                           Year Ended December 31,
                          1993        1992       1991
                                 (in thousands)
Taxes other than federal
 income taxes include:
Real and Personal
  Property              $35,683     $35,818    $33,265
State Gross Receipts,
  Excise, Franchise
  and Miscellaneous
  State and Local        15,008      15,179     15,902
Payroll                   9,001       8,911      8,075
State Income              8,226       2,281      5,541
     Total              $67,918     $62,189    $62,783


Cash was paid for:
Interest (net of
  capitalized amounts)  $82,509     $84,691    $84,581
Income Taxes             68,303      15,285     73,694

Noncash acquisitions
  under capital
  leases were            15,467      47,905     25,624

8. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                Year Ended December 31,
                                           1993         1992       1991
                                                    (in thousands)
Charged (Credited) to Operating
 Expenses (net):
  Current                                 $ 93,974     $ 9,122     $ 73,702
  Deferred                                 (50,959)     25,405      (18,793)
  Deferred Investment Tax Credits           (8,308)     (9,028)      (8,435)
        Total                               34,707      25,499       46,474
Charged (Credited) to
 Nonoperating Income (net):
  Current                                    6,026       1,569        3,348
  Deferred                                   1,054       4,492       (3,084)
  Deferred Investment Tax Credits             (235)       (645)        (753)
        Total                                6,845       5,416         (489)
Total Federal Income Taxes as Reported    $ 41,552     $30,915     $ 45,985


   The following is a reconciliation of the difference between the amount  of federal income taxes  computed by multiplying book income before  federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                Year Ended December 31,
                                           1993          1992       1991
                                                    (in thousands)
Net Income                                $129,313     $123,948    $136,932
Federal Income Taxes                        41,552       30,915      45,985
Pre-tax Book Income                       $170,865     $154,863    $182,917

Federal Income Tax on Pre-tax Book
 Income at Statutory Rate (35% in 1993
  and 34% in 1992 and 1991)                $59,803      $52,653     $62,192
Increase (Decrease) in Federal Income Tax
  Resulting From the Following Items:
    Removal Costs                          (2,632)       (3,042)     (2,259)
    Adoption of SFAS 109                    5,271          -           -
    Investment Tax Credits (net)           (8,543)       (9,011)     (9,087)
    Corporate Owned Life Insurance         (4,697)       (4,402)     (3,044)
    Other                                  (7,650)       (5,283)     (1,817)
Total Federal Income Taxes as Reported    $41,552       $30,915     $45,985

Effective Federal Income Tax Rate            24.3%         20.0%       25.1%

   The following are the principal components of federal income taxes as reported:
                                               Year Ended December 31,
                                            1993          1992       1991
                                                    (in thousands)
Current:
  Federal Income Taxes                    $100,000     $10,029     $76,949
  Investment Tax Credits                     -             662         101
Total Current Federal Income Taxes         100,000      10,691      77,050

Deferred:
  Depreciation                             (12,167)     (8,356)     (6,969)
  Unrecovered and Levelized Fuel           (13,795)     11,729        (670)
  Nuclear Fuel                              (3,271)      5,410      (6,484)
  Deferred Return - Rockport Plant Unit 1   (2,644)     (2,772)     (2,864)
  Deferred Net Gain - Rockport
    Plant Unit 2                             3,922       4,230       3,098
  Levelized Nuclear Refueling Costs        (11,488)     16,048         -
  Accrued Interest Income                   (3,854)      3,854         -
  Adoption of SFAS 109                       5,271         -           -
  Other                                    (11,879)       (246)     (7,988)
Total Deferred Federal Income Taxes        (49,905)     29,897     (21,877)
Total Deferred Investment Tax Credits       (8,543)     (9,673)     (9,188)
Total Federal Income Taxes as Reported    $ 41,552     $30,915    $ 45,985

   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses and invest-ment tax credits utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

   The net deferred tax liability of $553.9 million at December 31, 1993 is composed of deferred tax assets of $233.4 million and deferred tax liabilities of $787.3 million. The significant temporary differences giving rise to the net deferred tax liability are:

                                    Deferred Tax Asset
                                        (Liability)
                                       (in thousands)

Property Related Temporary Differences   $(494,966)
Amounts Due From Customers
  For Future Federal Income Taxes         (100,432)
Deferred Net Gain -
  Rockport Plant Unit 2                     62,761
All Other (net)                            (21,283)
    Total Net Deferred Tax Liability     $(553,920)


9. LEASES:

   Leases of property, plant and equipment are for periods up to 35 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals are generally charged to operating expense in accordance with rate-making treatment. The components of rentals are as follows:

                            Year Ended December 31,
                          1993       1992       1991
                                (in thousands)

Operating Leases        $103,884   $109,466   $101,013
Amortization of
  Capital Leases          46,063     24,124     54,528
Interest on
  Capital Leases           8,873      7,473      9,907
      Total Rental
        Payments        $158,820   $141,063   $165,448

   Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                     December 31,
                                  1993          1992
                                    (in thousands)

Electric Utility Plant:
  Production                   $  8,033       $ 11,407
  Distribution                   14,717         14,702
  General:
    Nuclear Fuel
      (net of amortization)      45,661         84,208
    Other                        48,418         46,494
      Total Electric Utility
        Plant                   116,829        156,811
  Accumulated Amortization       27,359         30,630
      Net Electric Utility
        Plant                    89,470        126,181

Other Property                   11,269          2,327
Accumulated Amortization          1,986          1,819
      Net Other Property          9,283            508
        Net Properties under
          Capital Lease        $ 98,753       $126,689

Obligations under
  Capital Leases               $ 98,753       $126,689
Less Portion Due Within
  One Year                       20,585         32,745
Noncurrent Liability           $ 78,168       $ 93,944

   Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease rentals consisted of the following at December 31, 1993:

                                        Non-
                                        Cancelable
                          Capital       Operating
                          Leases        Leases
                             (in thousands)

  1994                    $ 9,380       $   98,667
  1995                      8,574           98,203
  1996                      7,601           97,885
  1997                      6,889           96,029
  1998                      6,257           91,118
  Later Years              38,383        2,011,781

  Total Future Minimum
    Lease Payments         77,084(a)    $2,493,683

  Less Estimated
    Interest Element       23,992

  Estimated Present
   Value of Future
   Minimum Lease
   Payments                53,092
  Unamortized Nuclear
   Fuel                    45,661
    Total                 $98,753

(a) Minimum lease rentals do not include nuclear fuel rentals. The rental payments are based on the heat produced plus carrying charges on the unamortized nuclear fuel balance.

10.  CUMULATIVE PREFERRED STOCK:
   At December 31, 1993, authorized shares of cumulative preferred stock were as follows:
                             Par Value                     Shares Authorized
                               $100                             2,250,000
                                 25                            11,200,000
   The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is par value. Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. The Company issued 350,000 shares of 6.30% Cumulative Preferred Stock Subject to Mandatory Redemption, par value $100, on February 8, 1994 and redeemed 350,000 shares of 7.76% Cumulative Preferred Stock Not Subject to Mandatory Redemption, par value $100, on February 14, 1994.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
              Call Price                                                          Shares                Amount
              December 31,      Par        Number of Shares Redeemed           Outstanding           December 31,
Series          1993           Value        Year Ended December 31,         December 31, 1993      1993       1992
                                            1993      1992      1991                                (in thousands)
4-1/8%         $106.125        $100          -         -         -                120,000        $ 12,000   $ 12,000
4.56%           102             100          -         -         -                 60,000           6,000      6,000
4.12%           102.728         100          -         -         -                 40,000           4,000      4,000
7.08%           101.85          100          -         -         -                300,000          30,000     30,000
7.76%           102.28          100          -         -         -                350,000          35,000     35,000
8.68%              -             -          300,000    -         -                   -               -        30,000
$2.15              -             -        1,600,000    -         -                   -               -        40,000
$2.25              -             -        1,600,000    -         -                   -               -        40,000
                                                                                                 $ 87,000   $197,000


B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                                  Shares                                Amount
                                          Par                  Outstanding                           December 31,
Series(a)                                Value              December 31, 1993                       1993       1992
                                                                                                     (in thousands)
5.90% (b)                                $100                     400,000                        $ 40,000    $   -
6-1/4%(c)                                 100                     300,000                          30,000        -
6-7/8%(d)                                 100                     300,000                          30,000        -
                                                                                                 $100,000    $   -
(a) Not callable until after 2002.  There are no aggregate sinking fund provisions through 2002.
(b) Shares issued November 1993.  Commencing  in 2004 and continuing through the year 2008, a sinking fund for the 5.90% cumulative preferred stock will require the redemption  of 20,000 shares each year and  the redemption of the remaining shares outstanding on
January 1, 2009, in each case at $100 per share.
(c)  Shares issued November 1993.  Commencing in 2004 and continuing through the year 2008, a sinking fund for the 6-1/4%
cumulative preferred stock will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2009, in each case at $100 per share.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1993           1992
                                 (in thousands)

First Mortgage Bonds      $  571,468     $  713,916
Installment Purchase
  Contracts                  307,823        308,333
Other Long-term Debt (a)     147,810        143,321
Notes Payable to Banks        40,000         40,000
Sinking Fund Debentures        6,053          6,053
                           1,073,154      1,211,623
Less Portion Due Within
  One Year                      -            42,902

  Total                   $1,073,154     $1,168,721

(a) Nuclear Fuel Disposal Costs including interest accrued.  See Note 3.

   First mortgage bonds outstanding were as follows:
                                               December 31,
                                           1993        1992
                                             (in thousands)
% Rate  Due
4-3/8   1993 - August 1                   $  -       $ 42,902
7-7/8   1997 - February 1                    -         50,000
9-1/8   1997 - July 1                        -         75,000
7       1998 - May 1                       35,000      35,000
7.30    1999 - December 15                 35,000      35,000
8-7/8   2000 - April 1                       -         50,000
7.60    2002 - November 1                  50,000      50,000
7.70    2002 - December 15                 40,000      40,000
6.80    2003 - July 1                      20,000        -
6.55    2003 - October 1                   20,000        -
6.10    2003 - November 1                  30,000        -
8-3/8   2003 - December 1                    -         40,000
9-1/2   2008 - March 1                       -         34,034
8-3/4   2017 - February 1                 100,000     100,000
9.50    2021 - May 1                       10,000      10,000
9.50    2021 - May 1                       10,000      10,000
9.50    2021 - May 1                       20,000      20,000
8.75    2022 - May 1                       50,000      50,000
8.50    2022 - December 15                 75,000      75,000
7.80    2023 - July 1                      20,000        -
7.35    2023 - October 1                   20,000        -
7.20    2024 - February 1                  40,000        -
Unamortized Discount (net)                 (3,532)     (3,020)
                                          571,468     713,916
Less Portion Due Within One Year             -         42,902

  Total                                  $571,468    $671,014

   Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee, or in lieu thereof, certification of unfunded property additions.

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                             December 31,
                                           1993       1992
                                            (in thousands)

% Rate  Due
City of Lawrenceburg, Indiana:
7       2006 - May 1                     $   -       $ 40,000
6-7/8   2006 - May 1                         -         12,000
7       2015 - April 1                     25,000      25,000
5.9     2019 - November 1                  52,000        -
City of Rockport, Indiana:
9-1/4   2014 - August 1                    50,000      50,000
6-3/4(a)2014 - August 1                    50,000      50,000
(b)     2014 - August 1                    50,000      50,000
7.6     2016 - March 1                     40,000      40,000
City of Sullivan, Indiana:
7-3/8   2004 - May 1                         -          7,000
6-7/8   2006 - May 1                         -         25,000
7-1/2   2009 - May 1                         -         13,000
5.95    2009 - May 1                       45,000        -
Unamortized Discount                       (4,177)     (3,667)

  Total                                   $307,823    $308,333

(a) The adjustable interest rate changed on August 1, 1990 and will change every five years thereafter.
(b) The variable interest rate is determined weekly. The average weighted interest was 3.0% in 1993 and 3.7% for 1992.

   Under the terms of certain installment purchase contracts, the Company is required to pay amounts sufficient to enable the cities to pay interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain generating plants. On certain series the principal is payable at stated maturities or on the demand of the bond-holders at periodic interest adjustment dates. Accordingly, the installment purchase contracts have been classified for repayment purposes based on their next interest rate adjustment date. Certain series are supported by bank letters of credit which expire in 1995.

   A $40 million unsecured promissory note payable to a bank is due November 19, 1995 at an annual interest rate of 9.07%.

   The sinking fund debentures are due May 1, 1998 at an interest rate of 7-1/4%. Prior to December 31, 1993, sufficient principal amounts of debentures had been reacquired in anticipation of all future sinking fund requirements. Additional debentures of up to $300,000 may be called annually.

   At December 31, 1993, annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1994                               $     -
  1995                                  140,000
  1996                                     -
  1997                                     -
  1998                                   41,053
  Later Years                           899,810
    Total                            $1,080,863

   Short-term debt borrowings are limited by provisions of the 1935 Act to $200 million and further limited by charter provisions to $127 million. Lines of credit are shared with AEP System companies and at December 31, 1993 and 1992 were available in the amounts of $537 million and $521 million, respectively. Commitment fees of approximately 3/16 of 1% a year are paid to the banks to maintain the lines of credit.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1993 and 1992 fair values for external trust funds were $321 million and $270 million and carrying values were $303 million and $262 million, respectively. Fair values for long-term debt were $1.1 billion and $1.2 billion at December 31, 1993 and 1992, respectively. Fair value at December 31, 1993 for preferred stocks subject to mandatory redemption, which were issued in 1993, was $99 million. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. External trust funds are used to accumulate funds collected from customers for future nuclear liabilities and are reported on the balance sheet as other property and investments. The carrying amount of the pre-April 1983 spent nuclear fuel disposal liability approximates the Company's best estimate of its fair value.

13. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods
     Ended               Operating  Operating   Net
                         Revenues   Income    Income
                                  (in thousands)
1993
 March 31                 $302,968   $53,269   $28,522
 June 30                   278,100    40,722    21,397
 September 30              320,409    52,898    33,658
 December 31               301,166    63,031    45,736

1992
 March 31                  301,134    54,022    35,035
 June 30                   280,421    43,535    24,844
 September 30              311,080    45,323    24,384
 December 31               304,120    52,640    39,685

   Fourth quarter 1992 net income includes $13 million comprised of interest on prior years' federal income tax refunds and cost reductions due to favorable benefit plans experience.