Form 10-K405, Exhibit 13
period 1994-12-31
INDIANA MICHIGAN POWER CO
filed 1995-03-28
CIK 50172

Selected Consolidated Financial Data
                                                                                 Year Ended December 31,
                                                     1994            1993             1992            1991             1990
                                                                            (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                               $1,251,309      $1,202,643       $1,196,755      $1,225,867       $1,271,514
  Operating Expenses                                1,029,578         992,723        1,001,235         998,578        1,070,023
  Operating Income                                    221,731         209,920          195,520         227,289          201,491
  Nonoperating Income (Loss)                            7,428            (234)          14,115          (3,721)           7,557
  Income Before Interest Charges                      229,159         209,686          209,635         223,568          209,048
  Interest Charges                                     71,688          80,373           85,687          86,636           90,657
  Net Income                                          157,471         129,313          123,948         136,932          118,391
  Preferred Stock Dividend Requirements                11,650          14,225           15,417          15,417           15,587
  Earnings Applicable to Common Stock              $  145,821      $  115,088       $  108,531      $  121,515       $  102,804

                                                                                          December 31,
                                                     1994            1993             1992            1991             1990
BALANCE SHEETS DATA:                                                             (in thousands)

  Electric Utility Plant                           $4,269,306      $4,290,957       $4,266,480      $4,135,820       $4,066,227
  Accumulated Depreciation and
     Amortization                                   1,659,940       1,714,829        1,631,438       1,521,349        1,421,285
  Net Electric Utility Plant                       $2,609,366      $2,576,128       $2,635,042      $2,614,471       $2,644,942

  Regulatory Assets                                $  481,212      $  441,681       $  208,938      $  141,517       $  164,739

  Total Assets                                     $3,915,729      $3,765,458       $3,645,798      $3,481,878       $3,501,925

  Common Stock and Paid-in Capital                 $  791,095      $  791,517       $  782,741      $  782,741       $  782,741
  Retained Earnings                                   216,658         177,638          171,309         169,243          150,408
  Total Common Shareowner's Equity                 $1,007,753      $  969,155       $  954,050      $  951,984       $  933,149

   Cumulative Preferred Stock:
    Not Subject to Mandatory Redemption            $   52,000      $   87,000       $  197,000      $  197,000       $  197,000
    Subject to Mandatory Redemption (a)               135,000         100,000             -               -                -

      Total Cumulative Preferred Stock             $  187,000      $  187,000       $  197,000      $  197,000       $  197,000

  Long-term Debt (a)                               $1,069,887      $1,073,154       $1,211,623      $1,130,709       $1,133,833

  Obligations Under Capital Leases (a)             $  152,589      $   98,753       $  126,689      $  102,985       $  133,447

  Total Capitalization and Liabilities             $3,915,729      $3,765,458       $3,645,798      $3,481,878       $3,501,925


(a) Including portion due within one year.
/TABLE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations
Net Income Increases

     Net income increased 21.8% to $157 million in 1994 mainly due to a retail base rate increase in the Company's Indiana jurisdiction, reduced interest expense due to the retirement of long-term debt, the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109) in 1993 and the retirement of a generating plant. The increase in net income in 1993 of 4.3% was the result of lower interest expense due to the retirement of long-term debt and the return to service of the Company's nuclear units from refueling and maintenance outages completed in 1992.

Operating Revenues Increase and Energy Sales Decline

     Operating revenues increased 4% in 1994 and a minor amount in 1993. The changes in revenues can be analyzed as follows:
                            Increase (Decrease)
                            From Previous Year
(dollars in millions)     1994           1993
                         Amount    %    Amount     %

Retail:
  Price variance        $  69.8         $ (75.1)
  Volume variance          30.5            40.3
                          100.3  12.9     (34.8) (4.3)
Wholesale:
  Price variance           90.7          (137.2)
  Volume variance        (142.7)          172.7
                          (52.0)(12.8)     35.5   9.6
Other Operating Revenues    0.4             5.2
  Total                 $  48.7   4.0   $   5.9   0.5


     Retail operating revenues increased 13% during 1994 reflecting a $34.7 million annual rate increase in the Indiana jurisdiction, increased decommis-sioning expense recoveries in the Michigan jurisdiction, the operation of the retail fuel and power supply cost recovery mechanisms and a 4% increase in energy sales. The increase in retail energy sales in 1994 resulted from the growth in the number of customers served in all retail customer classes and increased usage by industrial and commercial customers. Energy sales to residential customers remained constant in 1994 as mild weather during most of the year offset the effect of the severe weather in January and the unseasonably warm weather in May and June.

     Although wholesale energy sales declined 35% in 1994, wholesale revenues declined only 13% reflecting the continuing effect of fixed capacity charges recovered from the AEP System Power Pool (Power Pool), which are unrelated to the amount of energy actually delivered, and an increase in take-or-pay capacity reservation charges collected from unaffiliated utilities. The decline in wholesale energy sales reflects the decrease in energy available for delivery to the Power Pool due to the scheduled refueling and maintenance outages at both of the Company's nuclear units in 1994 and lower energy sales by the Power Pool due to mild weather throughout most of 1994. While severe weather in January 1994 and hot June weather increased the Power Pool's short-term wholesale sales in those months, the mild weather throughout the remainder of 1994, combined with increased competition in the wholesale market, reduced short-term sales for the year.

     Although retail energy sales increased 5% in 1993, retail revenues decreased 4% reflecting the operation of fuel and power supply recovery mech-anisms due to the increased availability in 1993 of the lower cost nuclear units. Under the retail juris-dictional fuel clauses, revenues were accrued in 1992 for future recovery of higher cost replacement power during the nuclear outages. In 1993, with the nuclear units returned to full service, the accruals for higher cost coal based replacement power ceased. The increase in retail energy sales in 1993 reflects continued growth in industrial customer usage, a return to normal weather and growth in the number of customers in all retail classes.

     Wholesale revenues increased 10% and wholesale energy sales increased 47% in 1993 due primarily to the increased availability of the nuclear generating capacity making more energy available for sale to the Power Pool and increased sales by the Power Pool to unaffiliated utilities which the Company shares as a member of the Pool.


Operating Expenses Increase

     Changes in the components of operating expenses were as follows:
                               Increase (Decrease)
                               From Previous Year
(dollars in millions)           1994           1993
                         Amount    %    Amount     %

Fuel                     $(18.5) (8.4)  $ 26.4   13.6
Purchased Power            23.0  21.2    (72.0) (40.0)
Other Operation            28.5  10.8     12.6    5.0
Maintenance                (3.2) (2.3)     4.9    3.5
Depreciation and
  Amortization             (2.6) (1.8)     5.4    4.1
Amortization of Rockport
  Plant Unit 1 Phase-in
  Plan Deferrals             -     -      (0.7)  (4.0)
Taxes Other Than
  Federal Income Taxes      3.3   4.8      5.7    9.2
Federal Income Taxes        6.4  18.4      9.2   36.1
    Total                $ 36.9   3.7   $ (8.5)  (0.9)

     Fuel expense declined in 1994 due to a significant reduction in nuclear generation, partially offset by a 6% increase in fossil generation. Nuclear generation declined by 43% due to the scheduled refueling outages at both nuclear units. The increase in 1993 fuel expense was mainly attributable to a significant increase in nuclear generation and increased fossil generation, partially offset by a decrease in the average cost of fuel. Refueling and maintenance outages in 1992 coupled with the absence of outages in 1993 accounted for the increase in nuclear generation.

     The increase in purchased power expense in 1994 reflects increased energy receipts from the Power Pool to replace the nuclear power that was not available due to the scheduled nuclear refueling and maintenance outages in 1994 and increased purchases from unaffiliated utilities for immediate resale to other unaffiliated utilities. Purchased power expense declined in 1993 due to reduced energy receipts from the Power Pool because of the increased availability of both nuclear units and decreased purchases from AEP Generating Company (AEGCo), an affiliate that is not a member of the Power Pool. In 1993 energy purchased from AEGCo was reduced since both of AEGCo's generating units had outages for planned boiler maintenance and repairs.

     Other operation expense increased in 1994 due to regulator approved increases in accruals of additional nuclear decommissioning expense and other postretirement benefits commensurate with rate recovery and the accrual of employee severance benefits resulting from the closing of the Breed Plant and the recommendations from an organizational review study. The 1993 increase also reflected increased nuclear costs including decommissioning accruals and other postretirement benefit accruals.

     The increase in taxes other than federal income taxes in 1993 was primarily due to a substantial increase in Indiana supplemental net income tax. In 1992 Indiana supplemental net income tax was significantly reduced by the deduction of nuclear refueling and maintenance outage costs. There were no refueling outages in 1993.

     Federal income taxes attributable to operations increased in both periods due to increased pre-tax operating income.

Nonoperating Income Increases and Financing Costs Decline

     Nonoperating income increased in 1994 reflecting the favorable tax effect of the Breed Plant closing and the effect of the recordation in 1993 of the unfavorable effect of adopting SFAS 109 for nonutility assets and liabilities. The decline in nonoperating income in 1993 was due to the adoption of the new tax accounting standard, the effect of interest income recorded in 1992 from the settlement of prior years' federal income tax audits and the reversal in 1992 of a previously recorded provision for a loss as a result of the successful settlement of a coal royalty dispute in the state of Utah.

     Interest charges declined in both 1994 and 1993 due to debt repayments and a refinancing program which lowered interest rates. In 1994 $10 million of long-term bonds were retired and $90 million were refinanced. During 1993 $142 million of long-term bonds were retired and $150 million of bonds and $97 million of installment purchase contracts were refinanced at lower rates.

Construction Spending

     Gross plant and property additions were $212 million in 1994 and $125 million in 1993. Management estimates construction expenditures for the next three years to be $393 million including expenditures necessary to meet the requirements of the Clean Air Act Amendments of 1990. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings and investments in common equity by the Company's parent, American Electric Power Co., Inc. (AEP Co., Inc.). However, all of the con-struction expenditures for the next three years are expected to be financed internally. These estimated construction expenditures do not include any major new generating capacity.

Capital Resources

     When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generat-ed funds. At December 31, 1994, unused short-term lines of credit shared with other AEP System companies of $558 million were available. A charter provision limits the Company's short-term borrowings to $130 million. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt and preferred stock and through additional capital contributions by the parent company.

     The Company recently received regulatory approval to issue up to $160 million of long-term debt. Management expects to use the proceeds to retire short-term debt, to refinance higher cost and maturing long-term debt and to reacquire cumulative preferred stock.

     The Company presently exceeds all minimum coverage requirements for issuance of preferred stock and long-term debt. At December 31, 1994, long-term debt and preferred stock coverage ratios were 5.08 and 2.74, respectively.

Competition

     In exchange for the exclusive right to provide electric generation, transmission and distribution services within a designated service territory at cost-based regulated prices that provide the opportunity to earn a regulator-determined reasonable rate of return on shareholders' equity, electric utilities are obligated to serve all customers within such service territories. While the Company is a regulated monopoly, we have competed historically with self-generation and with distributors of alternative sources of energy, such as natural gas, fuel oil and coal, within our service area. In recent years regulated electric utilities have also competed with independent power producers for the right to build and operate new generating plant. The primary competitive factors have been price, reliability of ser-vice and the ability of customers to utilize sources of energy other than electric power. The lack of independent power producers and significant self generation in our service territory evidences our past ability to compete. With respect to alternative energy sources, management believes that the convenience and versatility of electricity and reliability of our service coupled with the limited ability of customers to substitute other energy sources for electric power have placed us in a favorable competitive position. However, we continue to work to improve the competitiveness, effectiveness and reliability of our product. The Company, for example, markets high-efficiency heat pumps and off-peak storage water heaters which make electricity competitive with natural gas for space and water heating.

    Competition in the wholesale market, that is the sale of bulk power to other public and municipal utilities, is not new and has been increasing for a number of years. This is particularly true in the short-term market. The National Energy Policy Act of 1992 (the Energy Act) facilitated competition in the short and long-term wholesale market since, among other things, it authorized the Federal Energy Regulatory Commission (FERC) to order transmission access for wholesale transactions. The principal factors in competing for wholesale sales are price including fuel costs, availability of capacity, transmission capability and cost, and reliability of service. Management believes that over the years the Company has generally maintained a favorable competitive position in these factors. However, due to the recent availability of additional capacity of other utilities and reduced fuel prices, price competition, particularly in the short-term wholesale market, has been, and is expected to be important in the future.

     With the passage of the Energy Act, the potential for retail wheeling, i.e., competition for retail sales, is getting considerable attention. While the Energy Act gave the FERC broad authority to mandate transmission access in the wholesale market, it prohibits the FERC from ordering retail wheeling. A number of state legislatures and state regulatory agencies have begun to study retail wheeling with encouragement from major industrial customers.

     If it occurs, increased competition may require the resolution of some complex issues, such as stranded investment and the obligation to serve. When a customer leaves a utility system there is an issue of who pays for regulatory assets, plant investment and commitments that are no longer needed. If a customer leaves its native electric supplier and later decides to return, the issue of whether the original local utility has an obligation to serve the returning customer must also be addressed. If not recovered directly from customers that choose another supplier and/or from the remain-ing regulated customers, the Company, like all electric utilities, will be required to address stranded investment losses that could result from any future loss of customers or reduced pricing from head-to-head competition. Management intends to seek recovery of any stranded investment, including regulatory assets, as an appropriate recovery of previously approved cost of service.

     Activity-based budgeting and cost management techniques are being currently developed to enable management to cost logical work activities and services. By examining our operations by logical work units, the cost of all major activities can be better controlled, identified and evaluated to prop-erly price our products and to eliminate unnecessary activities and their cost. Management believes these activities will enhance our ability to compete.

     The development of tools and training to enable management to better manage the costs of operations are only one of the options currently being pursued. In 1994 the Company's management team has been:
 -  Reviewing and streamlining operations and staffing,
 -  Reducing layers of supervision,
 -  Expanding customer relations and service activities,
 - Expanding its ability to help customers adopt new electro-technologies to reduce their usage of electricity, and
 -  Expanding strategic planning and management training activities.

     Management is committed to maintaining and enhancing our business. Management is moving in "new directions" to maintain and improve our competitive position. Whether competition expands or not, these efforts should serve to lower cost of service and rates and improve sales through economic development in our service territory.

Environmental Concerns
Clean Air Act

     The Clean Air Act Amendments of 1990 (CAAA) require, among other things, substantial reductions in sulfur dioxide and nitrogen oxide emissions from electric generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began on January 1, 1995 and the second, more restrictive phase (Phase II) begins on January 1, 2000. The law also establishes a permanent nationwide cap on sulfur dioxide emissions after 1999.

     Two of the Company's generating units, Tanners Creek Unit 4 and the Breed Plant, were affected by the first phase of the CAAA. Tanners Creek Unit 4 complied by fuel switching with minimal capital cost. Management decided to close the 325 megawatt Breed Plant in 1994, due to its design, age and the cost of complying with the CAAA. The closing of the Breed Plant did not adversely affect results of operations.

     Phase II of the CAAA will require further compliance actions and additional costs. Management intends to seek timely recovery of all CAAA costs.

Global Climate Change

     Concern about global climate change, or "the greenhouse effect" has been the focus of intensive debate within the United States and around the world. Much of the uncertainty about what effects greenhouse gas concentrations will have on the global climate results from a myriad of factors that affect climate. Based on the terms of a 1992 United Nations treaty that pledged the United States to reduce greenhouse gas emissions, the Clinton Administration developed a voluntary plan to reduce greenhouse gas emissions to 1990 levels by the year 2000. As part of this plan, the AEP System is participating with the U.S. Department of Energy (DOE) and other electric utility companies in a climate change program to limit future greenhouse gas emissions.

     The climate change program applies a policy of proactive environmental stewardship, whereby actions are taken that make economic and environmental sense on their own merits, irrespective of the uncertain threat of global climate change. The plan includes energy conservation programs, improvements in fossil generation efficiency, increased use of nuclear capacity and forest management activities. However, should it be determined necessary to enact significant new measures to control the burning of coal, the cost of such measures if not recovered from ratepayers, could adversely impact results of operations and possibly financial condition.

EMF

     The potential for electric and magnetic fields (EMF) from transmission and distribution facilities to adversely affect the public health is being extensively researched. The AEP System continues to support research to help determine the extent, if any, to which EMF may adversely impact public health. Our concern is that new laws imposing EMF limits may be passed or new regulations promulgated without sufficient scientific study and evidence to support them. As long as there is uncertainty about EMF, the Company and other electric utilities will have difficulty finding acceptable sites for their facilities, which could hamper economic growth within our service area. If the present energy delivery system must be changed because of EMF concerns, or if the courts conclude that EMF exposure harms individuals and that utilities are liable for damages, then the Company's results of operations and financial condition could be adversely affected, unless the costs can be recovered from ratepayers.

Hazardous Material

     By-products from the generation of electricity include materials such as ash, slag, sludge, low-level radioactive waste and spent nuclear fuel. In addition, generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. The Company is currently incurring costs to safely store and dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.

     The Comprehensive Environmental Response Compensation and Liability Act (Superfund) addresses clean-up of hazardous substance disposal sites and au-thorizes the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. The Company has been named by the Federal EPA as a "potentially responsible party" (PRP) for eight sites and has received information requests for three other sites. For four of the PRP sites, liability has been settled with no significant effect on results of operations. I&M also has been named as a PRP at one Illinois site and has received an information request for one Indiana site under similar state clean-up laws.

     In all instances where the Company has been named a PRP or defendant, the disposal or recycling activity was in accordance with applicable laws and regulations. However, Superfund does not recognize compliance as a defense, but imposes strict liability on parties who fall within its broad statutory categories. As a result, AEP has instituted a number of Systemwide policies that have raised the standard of care by going beyond regulatory requirements where appropriate.

     While the potential liability for each site must be evaluated separately, several general statements can be made regarding such potential liability. The disposal by the Company at a particular site is often unsubstantiated; the quantity of material disposed of at a site was generally small; and the nature of the material generally disposed of was non-hazardous. Typically, the Company is one of many parties named PRPs for a site and, although liability is joint and several, at least some of the other parties are financially sound enterprises. Therefore, present estimates do not anticipate material clean-up costs for identified disposal sites. How-ever, if for unknown reasons, significant costs are incurred for cleanup, results of operations and possibly financial condition would be adversely affected unless the costs can by recovered from insurance proceeds and/or with regulatory approval from ratepayers.

Nuclear Cost

     The cost to operate and maintain the two-unit Donald C. Cook Nuclear Plant is impacted by Nuclear Regulatory Commission (NRC) requirements and the normal aging of the plant (Unit 1 began commercial operation in 1975 and Unit 2 in 1978). In addition, the cost to decommission the plant is affected by NRC regulations and the DOE's Spent Nuclear Fuel (SNF) disposal program. Studies completed in 1994 estimate the cost to decommission the plant and dispose of low level nuclear waste accumulation to range from $634 million to $988 million in 1993 dollars. By law the Company participates in the DOE's SNF disposal program which is described in Note 4 of the Notes to Con-solidated Financial Statements. Decommissioning costs and spent nuclear fuel disposal costs are being recovered from ratepayers. In 1993 the Indiana and the Michigan commissions approved higher levels of recovery so that the amount currently being recovered is at least at the lower end of the range in the prior decommissioning study. To date $212 million in decommissioning cost has been recovered and accrued. Management intends to seek recovery through the rate-making process of changes in the estimate of decommissioning costs over the remaining plant life.

     Nuclear operations are continually reviewed for ways to lessen the growth in operation, maintenance and decommissioning costs. In 1994 Cook Plant achieved a superior rating from the Institute of Nuclear Power Operations, a nuclear industry oversight group, and received improved NRC performance ratings. Additionally, costs related to nuclear refueling outages at the Cook Plant have been reduced significantly in the last two years.

     The operation of a nuclear facility involves special risks, potential liabilities, and specific regulatory and safety requirements. Should a nuclear incident occur at any nuclear power plant facility in the United States, the resultant liability could be substantial. By agreement I&M is partially liable together with all other electric utility companies that own nuclear generating units for a nuclear power plant incident. Should nuclear losses or liabilities be underinsured or exceed accumulated funds, or should recovery through regulated rates be denied, results of operations and financial condition would be negatively affected. Specific information about nuclear risk management and potential liabilities is discussed in Note 4 of the Notes to Consolidated Financial Statements.

     In 1994 the Financial Accounting Standards Board (FASB) added Accounting for Nuclear Decommissioning Liabilities to its agenda. Among the topics to be studied by the FASB is the question of when future decommissioning liabilities should be recognized. The Company and the electric utility industry accrue such costs over the service life of their nuclear facilities as recovered in rates. A new requirement from the FASB could cause the annual provisions for decommissioning to increase should the estimate of the remaining unaccrued decommissioning costs be greater than the regulators' al-lowed recovery level. Management believes that the industry's life of the plant accrual accounting method is appropriate and should be accepted by the FASB. Until the FASB completes its study and reaches a conclusion, the impact, if any, on results of operations and financial condition cannot be determined.

Litigation

     The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition. Information about these matters can be found in the footnotes to the financial statements.

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

INDEPENDENT AUDITORS' REPORT



To the Shareowners and Board of
Directors of Indiana Michigan Power Company:

We have audited the accompanying consolidated balance sheets of Indiana Michigan Power Company and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Indiana Michigan Power Company and its subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
Columbus, Ohio

February 21, 1995

Consolidated Statements of Income

                                                               Year Ended December 31,
                                                      1994           1993          1992
                                                                (in thousands)
OPERATING REVENUES                                  $1,251,309     $1,202,643    $1,196,755

OPERATING EXPENSES:
   Fuel                                                201,739        220,206       193,830
   Purchased Power                                     131,234        108,274       180,365
   Other Operation                                     293,024        264,543       251,897
   Maintenance                                         139,423        142,637       137,787
   Depreciation and Amortization                       136,244        138,794       133,365

   Amortization of Rockport Plant Unit 1
     Phase-in Plan Deferrals                            15,644         15,644        16,303
   Taxes Other Than Federal Income Taxes                71,191         67,918        62,189
   Federal Income Taxes                                 41,079         34,707        25,499
                Total Operating Expenses             1,029,578        992,723     1,001,235

OPERATING INCOME                                       221,731        209,920       195,520

NONOPERATING INCOME (LOSS)                               7,428           (234)       14,115


INCOME BEFORE INTEREST CHARGES                         229,159        209,686       209,635

INTEREST CHARGES                                        71,688         80,373        85,687

NET INCOME                                             157,471        129,313       123,948

PREFERRED STOCK DIVIDEND REQUIREMENTS                   11,650         14,225        15,417

EARNINGS APPLICABLE TO COMMON STOCK                 $  145,821     $  115,088    $  108,531

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                          December 31,
                                                                   1994            1993
                                                                      (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                    $2,494,834      $2,602,527
   Transmission                                                     849,920         839,198
   Distribution                                                     644,720         608,752
   General (including nuclear fuel)                                 204,909         152,470
   Construction Work in Progress                                     74,923          88,010
                 Total Electric Utility Plant                     4,269,306       4,290,957

   Accumulated Depreciation and Amortization                      1,659,940       1,714,829
                 NET ELECTRIC UTILITY PLANT                       2,609,366       2,576,128


NUCLEAR DECOMMISSIONING AND SPENT NUCLEAR
 FUEL DISPOSAL TRUST FUNDS                                          341,089         300,671



OTHER PROPERTY AND INVESTMENTS
                                                                    127,424         131,788


CURRENT ASSETS:
   Cash and Cash Equivalents                                          9,907           3,752
   Accounts Receivable:
      Customers                                                      74,491          67,246
      Affiliated Companies                                           24,848          24,507
      Miscellaneous                                                  32,714          30,087
      Allowance for Uncollectible Accounts                             (121)           (504)
   Fuel - at average cost                                            35,802          34,476
   Materials and Supplies - at average cost                          59,897          57,800
   Accrued Utility Revenues                                          40,582          34,642
   Prepayments                                                        8,414          12,043

                 TOTAL CURRENT ASSETS                               286,534         264,049


REGULATORY ASSETS                                                   481,212         441,681


DEFERRED CHARGES                                                     70,104          51,141

                     TOTAL                                       $3,915,729      $3,765,458

See Notes to Consolidated Financial Statements.

                                                                       December 31,
                                                                   1994            1993
                                                                      (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 2,500,000 Shares
      Outstanding - 1,400,000 Shares                            $    56,584     $    56,584
   Paid-in Capital                                                  734,511         734,933
   Retained Earnings                                                216,658         177,638
                Total Common Shareholder's Equity                 1,007,753         969,155
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                           52,000          87,000
       Subject to Mandatory Redemption                              135,000         100,000
   Long-term Debt                                                   929,887       1,073,154
                TOTAL CAPITALIZATION                              2,124,640       2,229,309

OTHER NONCURRENT LIABILITIES:
   Nuclear Decommissioning                                          211,963         169,706
   Other                                                            170,346         118,491
                TOTAL OTHER NONCURRENT LIABILITIES                  382,309         288,197


CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                               140,000          -
   Short-term Debt - Commercial Paper                                50,600          50,075
   Accounts Payable - General                                        40,417          40,437
   Accounts Payable - Affiliated Companies                           22,720          17,481
   Taxes Accrued                                                     63,621          54,473
   Interest Accrued                                                  19,436          18,894
   Obligations Under Capital Leases                                  39,003          20,585
   Other                                                             87,821          79,367
                TOTAL CURRENT LIABILITIES                           463,618         281,312

DEFERRED FEDERAL INCOME TAXES                                       563,654         553,920

DEFERRED INVESTMENT TAX CREDITS                                     171,688         186,032

DEFERRED GAIN ON SALE AND LEASEBACK -
   ROCKPORT PLANT UNIT 2                                            204,138         211,446

DEFERRED CREDITS                                                      5,682          15,242

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                                        $3,915,729      $3,765,458

Consolidated Statements of Cash Flows

                                                             Year Ended December 31,
                                                      1994           1993          1992
                                                                (in thousands)
OPERATING ACTIVITIES:
   Net Income                                        $ 157,471      $ 129,313     $ 123,948
   Adjustments for Noncash Items:
      Depreciation and Amortization                    146,966        148,270       141,453
      Amortization of Rockport Plant Unit 1
         Phase-in Plan Deferrals                        15,644         15,644        16,303
      Amortization (Deferral) of Incremental
       Nuclear Refueling Outage Expenses (net)         (18,779)        33,827       (47,200)
      Deferred Federal Income Taxes                    (17,049)       (49,905)       29,897
      Deferred Investment Tax Credits                  (13,877)        (8,543)       (9,673)
   Changes in Certain Current Assets and
    Liabilities:
         Accounts Receivable (net)                     (10,596)        13,102        (7,432)
         Fuel, Materials and Supplies                   (3,423)        14,938         1,018
         Accrued Utility Revenues                       (5,940)        43,913       (41,068)
         Accounts Payable                                5,219          8,233       (15,088)
         Taxes Accrued                                   9,148         38,644         4,514
   Other (net)                                         (11,444)       (17,064)      (16,448)
       Net Cash Flows From Operating Activities        253,340        370,372       180,224

INVESTING ACTIVITIES:
   Construction Expenditures                         (118,094)       (108,867)     (125,908)
   Proceeds from Sales of Property and Other            2,038           5,385           903
     Net Cash Flows Used For Investing Activities    (116,056)       (103,482)     (125,005)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company            -              10,000        -
   Issuance of Cumulative Preferred Stock              34,618          98,776        -
   Issuance of Long-term Debt                          89,221         243,426       271,722
   Retirement of Cumulative Preferred Stock           (35,798)       (112,300)       -
   Retirement of Long-term Debt                      (101,833)       (392,093)     (203,185)
   Change in Short-term Debt (net)                        525           5,875        (6,750)
   Dividends Paid on Common Stock                    (106,608)       (108,696)     (106,465)
   Dividends Paid on Cumulative Preferred Stock       (11,254)        (15,585)      (15,417)
                Net Cash Flows Used For
                   Financing Activities              (131,129)       (270,597)      (60,095)
Net Increase (Decrease) in Cash and Cash
      Equivalents                                       6,155          (3,707)       (4,876)
Cash and Cash Equivalents January 1                     3,752           7,459        12,335
Cash and Cash Equivalents December 31              $    9,907      $    3,752    $    7,459

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings

                                                          Year Ended December 31,
                                                       1994           1993          1992
                                                               (in thousands)
Retained Earnings January 1                           $177,638       $171,309      $169,243

Net Income                                             157,471        129,313       123,948
                                                       335,109        300,622       293,191
Deductions:
  Cash Dividends Declared:
     Common Stock                                      106,608        108,696       106,465
     Cumulative Preferred Stock:
        4-1/8% Series                                      495            495           495
        4.56%  Series                                      273            273           273
        4.12%  Series                                      165            165           165
        5.90%  Series                                    2,360            374          -
        6-1/4% Series                                    1,875            161          -
        6.30%  Series                                    1,978           -             -
        6-7/8% Series                                    2,063          1,799          -
        7.08%  Series                                    2,124          2,124         2,124
        7.76%  Series                                      317          2,716         2,716
        8.68%  Series                                     -             2,517         2,604
        $2.15   Series                                    -             3,001         3,440
        $2.25   Series                                    -               600         3,600

                  Total Cash Dividends Declared        118,258        122,921       121,882
  Capital Stock Expense                                    193             63          -

                    Total Deductions                   118,451        122,984       121,882

Retained Earnings December 31                         $216,658       $177,638      $171,309


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

     Indiana Michigan Power Company (the Company or I&M) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in northern and eastern Indiana and a portion of southwestern Michigan. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

     The Company has two wholly-owned subsidiaries, Blackhawk Coal Company and Price River Coal Company, that were formerly engaged in coal-mining operations. Blackhawk Coal Company currently leases and subleases portions of its Utah coal rights, land and related mining equipment to unaffiliated companies. Price River Coal Company, which owns no land or mineral rights, is inactive.

Regulation

     As a member of the AEP System, I&M is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Indiana Utility Regulatory Commission (IURC) and the Michigan Public Service Commis-sion (MPSC). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

     The consolidated financial statements include I&M and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolida-tion.

Basis of Accounting

     As a cost-based rate-regulated entity, I&M's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded and represent regulator-approved deferred expenses or revenues, respectively, resulting from the rate-making process. Such deferrals are amortized commensurate with their inclusion in rates (revenues).

Utility Plant

     Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant ac-counts and associated removal costs, net of salvage, are deducted from accu-mulated depreciation.

     The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

     AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreci-ation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 8.0% in 1994, 8.75% in 1993 and 9.25% in 1992 and the amounts of AFUDC ac-crued were $3.4 million, $1.7 million and $3.8 million in 1994, 1993 and 1992, respectively.

Depreciation and Amortization

     Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                             Composite
of Property                               Annual Rates

Production:
  Steam-Nuclear                                   3.4%
  Steam-Fossil-Fired                              4.3%
  Hydroelectric-Conventional                      3.0%
Transmission                                      1.9%
Distribution                                      4.2%
General                                           3.8%

     Amounts to be used for removal of non-nuclear plant are presently recovered through depreciation charges included in rates. The accounting and rate-making treatment afforded nuclear decommissioning costs and nuclear fuel disposal costs are discussed in Note 4.

Cash and Cash Equivalents

     Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

     Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

     Fuel costs are matched with revenues in accordance with rate commission orders. Revenues are accrued related to unrecovered fuel in both retail jurisdictions and for replacement power costs in the Michigan jurisdiction until approved for billing. If the Company's earnings exceed the allowed return in the Indiana jurisdiction, the fuel clause mechanism provides for the refunding of the excess earnings to ratepayers. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Levelization of Nuclear Refueling Outage Costs

     Incremental operation and maintenance costs associated with refueling outages at the Donald C. Cook Nuclear Plant (Cook Plant) are deferred for amortization over the period (generally eighteen months) beginning with the commencement of an outage until the beginning of the next outage.

Income Taxes

     The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

     Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to invest-ment tax credits for non-utility property was to practice the flow-through method of accounting.

Debt and Preferred Stock

     Gains and losses on reacquired debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

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

Nuclear Decommissioning and Spent Nuclear Fuel Disposal Trust Funds

     Investments held in trust funds for decommissioning nuclear facilities and for the disposal of spent nuclear fuel are recorded at market value effective January 1, 1994. Previously such investments were recorded at cost. Adjustments for unrealized gains and losses to the carrying value of trust fund investments are not reflected in equity due to the rate-making process. Instead the unrealized gains and losses are recorded as regulatory assets and liabilities.

Other Property and Investments

     Other property and investments are stated at cost.

Reclassifications

     Certain prior-period amounts were reclassified to conform with current-period presentation.


2. EFFECTS OF REGULATION AND PHASE-IN PLANS:

     The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future rate recoveries. The Company's regulatory assets and liabilities are comprised of the following:

                                        December 31,
                                     1994       1993
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
    Future Federal Income Taxes    $313,731   $286,948
  Department of Energy
    Decontamination and
    Decommissioning Assessment       51,896     37,086
  Rate Phase-in Plan Deferrals       43,159     58,803
  Nuclear Refueling
    Outage Cost Levelization         32,151     13,372
  Unamortized Loss On
    Reacquired Debt                  18,472     17,251
  Other                              21,803     28,221
    Total Regulatory Assets        $481,212   $441,681

Regulatory Liabilities:
  Deferred Investment Tax Credits  $171,688   $186,032
  Other Regulatory Liabilities*         350        158
    Total Regulatory Liabilities   $172,038   $186,190

* Included in Deferred Credits on Consolidated Balance    Sheets.

     Rockport Plant consists of two 1,300 megawatt (mw) coal-fired units.
I&M and AEP Generating Company (AEGCo), an affiliate, each own 50% of one unit (Rockport 1) and each lease a 50% interest in the other unit (Rockport
2) from unaffiliated lessors under an operating lease. The gain on the sale and leaseback of Rockport 2 was deferred and is being amortized, with related taxes, over the initial lease term which expires in 2022.

     Rate phase-in plans in the Company's Indiana and FERC jurisdictions for its share of Rockport 1 provide for the recovery and straight-line amortiza-tion through 1997 of prior-year deferrals.


3. RATE MATTERS:

Unaffiliated Coal and Affiliated Transportation Cost Recovery

     In October 1993, the FERC denied a request by a wholesale customer seeking rehearing of a February 1993 order. The order concerned the reasonableness of coal costs from an unaffiliated supplier who leases a Utah mining operation from the Company and affiliated coal transportation charges. The February order reversed an administrative law judge's decision and dismissed the complaint. The wholesale customer appealed the October order to the U.S. Court of Appeals. It is not anticipated that the ultimate resolution of this matter will have a material adverse impact on results of operations.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

     Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1995-1997 are estimated to be $393 million.

     Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The retail jurisdictions have fuel clause mechanisms that provide for recovery of changes in the cost of fuel with the regulators' review and approval. The contracts are for various terms, the longest of which extends to 2014, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Unit Power Agreements

     The Company is committed under unit power agreements to purchase 70% of AEGCo's 1,300 mw Rockport Plant capacity unless it is sold to unaffiliated utilities. AEGCo has one long-term contract with an unaffiliated utility that expires in 1999 for 455 mw of Rockport Plant capacity.

     The Company sells under contract up to 250 mw of Rockport Plant capacity to an unaffiliated utility. The contract expires in 2009.

Litigation

     An appeal to the Indiana Court of Appeals by a local distribution utility of a 1992 DeKalb County Circuit Court of Indiana decision is pending. Oral arguments before the Indiana Court of Appeals were held in January 1995. The circuit court had dismissed the case filed under a provision of Indiana law that allows the local distribution utility to seek damages equal to the gross revenues received by the Company for rendering service in the desig-nated service territory of the local distribution utility. The Company had received approximately $29 million in gross revenues from a major industrial customer in the local distribution utility's service territory. The case resulted from a Supreme Court of Indiana decision which overruled an appeals court and voided an IURC order which assigned the major industrial customer to the Company.

     The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.

Clean Air

     The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began on January 1, 1995 and the second, more restrictive phase (Phase II) begins on January 1, 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999.

     The AEP Systemwide compliance plan calls for fuel switching to medium-sulfur coal at the Company's Tanners Creek Unit 4 with minimal capital cost. The Breed unit which is a Phase I affected unit was closed in 1994. The Company's other generating units are not affected in Phase I.

     The Company will incur additional costs to comply with Phase II requirements at its generating plants. In addition, a portion of the costs of compliance for the AEP System may be incurred through the Power Pool (which is described in Note 8). If the Company is unable to recover its compliance costs from its customers, results of operations would be adversely impacted.

Other Environmental Matters

     The Company and its subsidiaries are regulated by federal, state and local authorities with respect to air and water quality and other environmental matters. Local authorities also regulate zoning. The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous and non-hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations and to clean up disposal sites under existing legislation. Management has no knowl-edge of any material clean up costs related to the Company's past disposal of hazardous and non-hazardous materials.

Nuclear Plant

     I&M owns and operates the two-unit 2,110 mw Cook Plant under licenses granted by a regulatory authority. The operation of a nuclear facility involves special risks, potential liabilities, and specific regulatory and safety requirements. Should a nuclear incident occur at any nuclear power plant facility in the United States, the resultant liability could be sub-stantial. By agreement I&M is partially liable together with all other electric utility companies that own nuclear generating units for a nuclear power plant incident. Should nuclear losses or liabilities be underinsured or exceed accumulated funds, or should recovery through regulated rates be denied, results of operations and financial condition would be negatively affected. Specific information about nuclear risk management and potential liabilities is discussed below.

Nuclear Incident Liability

     Public liability is limited by law to $8.9 billion should an incident occur at any licensed reactor in the United States. Commercially available insurance provides $200 million of coverage. In the event of a nuclear incident at any nuclear plant in the United States the remainder of the liability would be provided by a deferred premium assessment of $79.3 million on each licensed reactor payable in annual installments of $10 million. As a result, I&M could be assessed $158.6 million per nuclear incident payable in
annual installments of   $20 million.  The number of incidents for which
payments could be required is not limited.

     Nuclear insurance pools and other insurance policies provide $3.6 billion of property damage, decommissioning and decontamination coverage for Cook Plant. Additional insurance provides coverage for extra costs resulting from a prolonged accidental Cook Plant outage. Some of the policies have deferred premium provisions which could be triggered by losses in excess of the insurer's resources. The losses could result from claims at the Cook Plant or certain other non-affiliated nuclear units. The Company could be assessed up to $41.9 million under these policies.
Spent Nuclear Fuel Disposal

     Federal law provides for government responsibility for permanent spent nuclear fuel disposal and assesses nuclear plant owners fees for spent fuel disposal. A fee of one mill per kilowatthour for fuel consumed after April 6, 1983 is being collected from customers and remitted to the U.S. Treasury. Fees and related interest of $154 million for fuel consumed prior to April 7, 1983 have been recorded as long-term debt with an offsetting regulatory asset. The regulatory asset at December 31, 1994 of $8.4 million is being amortized as rate recovery occurs. I&M has not paid the government the pre-April 1983 fees due to various factors including continued delays and uncertainties related to the federal disposal program. At December 31, 1994, funds collected from customers and related earnings including accrued interest totaled $145.6 million.

Decommissioning and Low Level Waste Accumulation Disposal

     Decommissioning costs are accrued over the service life of the Cook Plant. The licenses to operate the two nuclear units expire in 2014 and 2017. After expiration of the licenses the plant is expected to be decommissioned through dismantlement. Estimated decommissioning and low level radioactive waste accumulation disposal costs range from $634 million to $988 million in 1993 dollars. The wide range is caused by variables in assumptions including the estimated length of time spent nuclear fuel must be stored at the plant subsequent to ceasing operations which depends on future developments in the federal government's spent nuclear fuel disposal program. Decommissioning costs are being recovered in the three rate-making jurisdic-tions based on at least the lower end of the range in the most recent decommissioning study at the time of the last rate proceeding. The Company records decommissioning costs in other operation expense and records a noncurrent decommissioning liability equal to the decommissioning cost recov-ered in rates which was $26 million in 1994, $13 million in 1993 and $12 million in 1992. Decommissioning amounts recovered from customers are deposited in external trusts. Trust fund earnings increase the fund assets and the recorded liability. Trust fund earnings decrease the amount to be recovered from ratepayers. At December 31, 1994 the Company has recognized a decommissioning liability of $212 million.


5. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by the Employee Retirement Income Security Act of 1974.

     Net pension costs for the years ended December 31, 1994, 1993 and 1992 were $5 million, $4.7 million and $5.6 million, respectively.

     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $3.9 million in 1994, $3.5 million in 1993 and $3.3 million in 1992.

     Certain other benefits are provided for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $2.7 million in 1992.

     SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for postretirement benefits other than pensions (OPEB). SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued OPEB costs for employees and retirees required by SFAS 106, which includes the recognition of one-twentieth of the prior service transition obligation, were $13.2 million in 1994 and $12.4 million in 1993.

     The Company received approval from the IURC to recover the increased OPEB costs resulting from SFAS 106. In the Michigan and wholesale juris-dictions, the Company received authority to defer the increased OPEB costs which are not being currently recovered in rates. Future recovery of the deferrals and the annual ongoing increased OPEB costs will be sought in the next base rate filings. At December 31, 1994, $6.7 million of incremental OPEB costs were deferred.

     A Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. For the Indiana jurisdiction where OPEB costs are reflected in cost of service, the amount contributed to the VEBA trust fund is the difference between the pay-as-you-go OPEB cost and the SFAS 106 total OPEB cost. This contribution is funded by amounts collected from ratepayers plus net earnings from the COLI program. For FERC and Michigan jurisdictions where recovery has not been approved and rates are insufficient to absorb these additional costs, the contribution to the VEBA trust fund is the cash generated by the COLI program. Contributions to the VEBA trust fund were $6.6 million in 1994 and $1.3 million in 1993.

6. SUPPLEMENTARY INFORMATION:
                           Year Ended December 31,
                          1994        1993       1992
                                 (in thousands)
Cash was paid for:
Interest (net of
  capitalized amounts)  $68,946     $82,509    $84,691
Income Taxes             85,854      68,303     15,285

Noncash Acquisitions
  Under Capital
  Leases were            92,199      15,467     47,905

7. FEDERAL INCOME TAXES:
     The details of federal income taxes as reported are as follows:

                                                                           Year Ended December 31,
                                                                1994                  1993                  1992
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $ 64,565              $ 93,974               $ 9,122
  Deferred                                                     (15,331)              (50,959)               25,405
  Deferred Investment Tax Credits                               (8,155)               (8,308)               (9,028)
        Total                                                   41,079                34,707                25,499
Charged (Credited) to Nonoperating Income (net):
  Current                                                        1,390                 6,026                 1,569
  Deferred                                                      (1,718)                1,054                 4,492
  Deferred Investment Tax Credits                               (5,722)                 (235)                 (645)
        Total                                                   (6,050)                6,845                 5,416
Total Federal Income Taxes as Reported                        $ 35,029              $ 41,552               $30,915

     The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                           Year Ended December 31,
                                                                1994                  1993                  1992
                                                                                 (in thousands)
Net Income                                                    $157,471              $129,313              $123,948
Federal Income Taxes                                            35,029                41,552                30,915
Pre-tax Book Income                                           $192,500              $170,865              $154,863

Federal Income Tax on Pre-tax Book Income at
  Statutory Rate (35% in 1994 and 1993; 34% in 1992)          $ 67,375               $59,803               $52,653
Increase (Decrease) in Federal Income Tax
  Resulting From the Following Items:
    Removal Costs                                               (2,422)               (2,632)               (3,042)
    Adoption of SFAS 109                                          -                    5,271                  -
    Corporate Owned Life Insurance                              (4,521)               (4,697)               (4,402)
    Nuclear Fuel Disposal Costs                                 (4,498)               (2,432)               (2,068)
    Investment Tax Credits (net)                               (13,875)               (8,543)               (9,011)
    Other                                                       (7,030)               (5,218)               (3,215)
Total Federal Income Taxes as Reported                        $ 35,029               $41,552               $30,915

Effective Federal Income Tax Rate                                 18.2%                 24.3%                 20.0%
/TABLE

    The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:

                                   December 31,
                                  1994        1993
                                   (in thousands)

Deferred Tax Assets            $ 235,165   $ 233,380
Deferred Tax Liabilities        (798,819)   (787,300)
  Net Deferred Tax Liabilities $(563,654)  $(553,920)

Property Related
 Temporary Differences         $(498,124)  $(494,966)
Amounts Due From Customers
  For Future Federal
  Income Taxes                  (109,806)   (100,432)
Deferred Net Gain -
  Rockport Plant Unit 2           60,561      62,761
All Other (net)                  (16,285)    (21,283)
    Total Net Deferred
      Tax Liabilities          $(563,654)  $(553,920)

     The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the
System  companies  giving  rise to  them  in  determining  their current  tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

     The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


8. RELATED PARTY TRANSACTIONS:

     Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensat-ed for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

     Operating revenues include $140.5 million in 1994, $204.6 million in 1993 and $154.1 million in 1992 for energy and capacity supplied to the Power Pool. Purchased power expense includes charges of $33.1 million in 1994, $20.9 million in 1993 and $82.6 million in 1992 for energy received from the Power Pool.

     Power  Pool members share  in wholesale sales  to unaffiliated utilities
made by the Power Pool.   The Company's share of the Power Pool wholesale
sales included in operating revenues were $54.1 million in 1994, $57 million in 1993 and $45.8 million in 1992.

     In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $14.2 million in 1994, $5.1 million in 1993 and $6.5 million in 1992. Revenues from these transactions are included in the above Power Pool wholesale operating revenues.

     The cost of power purchased from AEGCo, an affiliated company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $82.4 million, $78.9 million and $88 million in 1994, 1993 and 1992, respectively.

     The Company operates the Rockport Plant and bills AEGCo for its share of operating costs.

     AEP System companies participate in a transmission equalization agree-ment. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, equalization credits of $50.3 million, $47.4 million and $48.2 million were recorded in other operation expense in 1994, 1993 and 1992, respectively.

     Revenues from providing barging services were recorded in nonoperating income as follows:
                           Year Ended December 31,
                          1994        1993       1992
                                 (in thousands)

Affiliated Companies    $24,001     $21,332    $20,154
Unaffiliated Companies    5,021       5,757      8,563
     Total              $29,022     $27,089    $28,717

     American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


9.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Nuclear Trust Funds Recorded at Market Value

     Effective January 1, 1994, the Company adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, which requires fair value accounting for investments in equity securities with readily determinable market values and investments in debt securities except those that the reporting enterprise has the positive intent and ability to hold to maturity. Debt securities not classified as held-to-maturity and qualifying equity securities, shall be classified as trading or available-for-sale. The Company's investments held in trust funds for decommissioning nuclear facilities and for disposal of spent nuclear fuel have been classified as available-for-sale. SFAS 115 requires that unrealized gains and losses on investments classified as available-for-sale be reported as a separate compo-nent of shareholder's equity. However, due to the rate-making process, adjustments under SFAS 115 for unrealized gains and losses to the carrying value of investments held in the trusts result in corresponding adjustments to regulatory assets and liabilities.

     The cumulative effect of adopting SFAS 115 resulted in an increase in the decommissioning and spent nuclear fuel trust fund assets of $20.4 million comprised of an unrealized holding gain of $21.4 million and an unrealized holding loss of $1.0 million, with no effect on net income and/or shareholder's equity. The trust investments, reported in other property and investments, had a fair value of $321 million at January 1, 1994 and consisted primarily of tax-exempt municipal bonds. In accordance with SFAS 115, prior year amounts were not restated.

     At December 31, 1994, the fair value of the trust investments was $353 million. Accumulated gross unrealized holding gains and losses were $5.5 million and $12.2 million, respectively, at December 31, 1994. The change in market value during 1994 was a $27.1 million net holding loss.

     The trust investments' cost basis by security type at December 31, 1994 was:

                                (in thousands)

        Treasury bonds             $    997
        Tax-exempt bonds            332,098
        Equity securities             1,665
        Cash and cash equivalents    25,304
          Total                    $360,064

     Proceeds from sales and maturities of securities were $20.1 million during 1994 which resulted in $52,000 of realized gains and $155,000 of realized losses. The cost of securities for determining realized gains and losses is original acquisition cost including amortized premiums and dis-counts.

     At December 31, 1994, the year of maturity of trust fund investments, other than equity securities, was:

                               (in thousands)

        1995                      $ 39,173
        1996-1999                   85,199
        2000-2004                  142,868
        After 2004                  91,159
          Total                   $358,399

Other Financial Instruments Recorded at Historical Cost

     The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values for preferred stocks subject to mandatory redemption were $117 million and $99 million and for long-term debt were $1.0 billion and $1.1 billion at December 31, 1994 and 1993, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $135 million and $100 million and for long-term debt were $1.1 billion and $1.1 billion at December 31, 1994 and 1993, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instru-ments of the same remaining maturities. The carrying amount of the pre-April 1983 spent nuclear fuel disposal liability approximates the Company's best estimate of its fair value.


10. LEASES:

     Leases of property, plant and equipment are for periods up to 35 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

     Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                     December 31,
                                  1994          1993
                                    (in thousands)

Electric Utility Plant:
  Production                   $  8,371       $  8,033
  Distribution                   14,717         14,717
  General:
    Nuclear Fuel
      (net of amortization)      89,478         45,661
    Other                        53,781         48,418
      Total Electric Utility
        Plant                   166,347        116,829
  Accumulated Amortization       27,225         27,359
      Net Electric Utility
        Plant                   139,122         89,470

Other Property                   15,842         11,269
Accumulated Amortization          2,375          1,986
      Net Other Property         13,467          9,283
        Net Properties under
          Capital Lease        $152,589       $ 98,753

Capital Lease Obligations:
  Noncurrent Liability         $113,586        $78,168
  Liability Due Within
   One Year                      39,003         20,585
    Total Capital
      Lease Obligations        $152,589        $98,753

     Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

     Lease rentals are primarily charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                            Year Ended December 31,
                          1994       1993       1992
                                (in thousands)

Operating Leases        $104,519   $103,884   $109,466
Amortization of
  Capital Leases          30,875     46,063     24,124
Interest on
  Capital Leases           7,643      8,873      7,473
      Total Rental
        Costs           $143,037   $158,820   $141,063

   Future minimum lease payments consisted of the following at December 31, 1994:

                                        Non-
                                        Cancelable
                          Capital       Operating
                          Leases        Leases
                               (in thousands)

  1995                    $ 11,558      $   97,725
  1996                      10,370          97,579
  1997                       9,262          95,772
  1998                       8,299          90,631
  1999                       7,171          90,489
  Later Years               40,570       1,919,552

  Total Future Minimum
    Lease Payments          87,230(a)   $2,391,748

  Less Estimated
    Interest Element        24,119

  Estimated Present
   Value of Future
   Minimum Lease
   Payments                 63,111
  Unamortized Nuclear
   Fuel                     89,478
    Total                 $152,589

(a) Minimum lease rentals do not include nuclear fuel rentals. The rentals are paid in proportion to heat produced and carrying charges on the unamortized nuclear fuel balance. There are no minimum lease payment requirements for leased nuclear fuel.

11.  CUMULATIVE PREFERRED STOCK:
   At December 31, 1994, authorized shares of cumulative preferred stock were as follows:

                             Par Value                     Shares Authorized
                               $100                             2,250,000
                                 25                            11,200,000

   The cumulative preferred stock is callable at the price indicated plus ac-crued dividends. The involuntary liquidation preference is par value. Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. During 1993 the Company redeemed and cancelled the following entire series: 8.68% series consisting of 300,000 shares and $2.15 and $2.25 series each consisting of 1,600,000 shares.


A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:

              Call Price                                                          Shares                 Amount

             December 31,       Par        Number of Shares Redeemed           Outstanding            December 31,
Series           1994          Value         Year Ended December 31,        December 31, 1994       1994       1993
                                            1994      1993      1992                                 (in thousands)
4-1/8%         $106.125        $100          -         -         -                120,000         $12,000    $12,000
4.56%           102             100          -         -         -                 60,000           6,000      6,000
4.12%           102.728         100          -         -         -                 40,000           4,000      4,000
7.08%           101.85          100          -         -         -                300,000          30,000     30,000
7.76%              -             -        350,000      -         -                   -               -        35,000
                                                                                                  $52,000    $87,000

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                                        Shares                Amount
                                    Par                             Outstanding            December 31,
Series(a)                           Value                         December 31, 1994      1994       1993
                                                                                         (in thousands)
5.90% (b)                           $100                                400,000        $ 40,000   $ 40,000
6-1/4%(c)                            100                                300,000          30,000     30,000
6.30% (d)                            100                                350,000          35,000       -
6-7/8%(e)                            100                                300,000          30,000     30,000
                                                                                       $135,000   $100,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 2002.
(b) Shares issued November 1993. Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 20,000 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Shares issued November 1993. Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2009, in each case at $100 per share.
(d) Shares issued February 1994. Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 17,500 shares each year and the redemption of the remaining shares outstanding on July 1, 2009, in each case at $100 per share.
(e) Shares issued February 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2008, in each case at $100 per share.

12.  LONG-TERM DEBT AND LINES OF CREDIT:
     Long-term debt by major category was outstanding as follows:

                                     December 31,
                                 1994           1993
                                   (in thousands)

First Mortgage Bonds           $  561,770     $  571,468
Installment Purchase
  Contracts                       308,087        307,823
Other Long-term Debt (a)          153,977        147,810
Notes Payable to Banks             40,000         40,000
Sinking Fund Debentures             6,053          6,053
                                1,069,887      1,073,154
Less Portion Due Within
  One Year                        140,000           -
  Total                        $  929,887     $1,073,154

(a) Nuclear Fuel Disposal Costs including interest accrued.  See Note 4.

     First mortgage bonds outstanding were as follows:
                                      December 31,
                                  1994           1993
                                    (in thousands)

% Rate      Due
7     1998 - May 1                $ 35,000   $ 35,000
7.30  1999 - December 15            35,000     35,000
7.63  2001 - June 1                 40,000       -
7.60  2002 - November 1             50,000     50,000
7.70  2002 - December 15            40,000     40,000
6.80  2003 - July 1                 20,000     20,000
6.55  2003 - October 1              20,000     20,000
6.10  2003 - November 1             30,000     30,000
6.55  2004 - March 1                25,000       -
8-3/4 2017 - February 1               -       100,000
9.50  2021 - May 1                  10,000     10,000
9.50  2021 - May 1                  10,000     10,000
9.50  2021 - May 1                  20,000     20,000
8.75  2022 - May 1                  50,000     50,000
8.50  2022 - December 15            75,000     75,000
7.80  2023 - July 1                 20,000     20,000
7.35  2023 - October 1              20,000     20,000
7.20  2024 - February 1             40,000     40,000
7.50  2024 - March 1                25,000       -
Unamortized Discount (net)          (3,230)    (3,532)
Total                             $561,770   $571,468

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

 Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                                          December 31,
                                                         1994       1993
                                                         (in thousands)
% Rate Due
City of Lawrenceburg, Indiana:
7      2015 - April 1                                 $ 25,000    $ 25,000
5.9    2019 - November 1                                52,000      52,000
City of Rockport, Indiana:
9-1/4  2014 - August 1                                  50,000      50,000
6-3/4(a)2014 - August 1                                 50,000      50,000
(b)    2014 - August 1                                  50,000      50,000
7.6    2016 - March 1                                   40,000      40,000
City of Sullivan, Indiana:
5.95   2009 - May 1                                     45,000      45,000
Unamortized Discount                                    (3,913)     (4,177)
                                                       308,087     307,823
Less Portion Due Within One Year                       100,000        -

  Total                                               $208,087    $307,823

(a) The adjustable interest rate will change on August 1, 1995.
(b) The variable interest rate is determined weekly. The average weighted interest was 3.8% for 1994 and 3.0% for 1993.

     Under the terms of certain installment purchase contracts, the Company is required to pay amounts sufficient to enable the cities to pay interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain generating plants. On certain series the principal is payable at stated maturities or on the demand of the bond-holders at periodic interest adjustment dates. Certain series are supported by bank letters of credit which expire in 1995. As a result these series are classified as due within one year on the December 31, 1994 Consolidated Balance Sheet.

     A $40 million unsecured promissory note payable to a bank is due November 19, 1995 at an annual interest rate of 9.07%.

     The sinking fund debentures are due May 1, 1998 at an interest rate of 7-1/4%. Prior to December 31, 1994, sufficient principal amounts of debentures had been reacquired in anticipation of all future sinking fund requirements. Additional debentures of up to $300,000 may be called annually.

     At December 31, 1994, annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1995                               $  140,000
  1996                                     -
  1997                                     -
  1998                                   41,053
  1999                                   35,000
  Later Years                           860,977
    Total                            $1,077,030

   Short-term debt borrowings are limited by provisions of the 1935 Act to $200 million and further limited by charter provisions to $130 million. Lines of credit are shared with AEP System companies and at December 31, 1994 and 1993 were available in the amounts of $558 million and $537 million, respectively. Commitment fees of approximately 3/16 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of commercial paper as follows:
                             Balance       Weighted
                          Outstanding      Average
                        (in thousands)  Interest Rate

December 31, 1994           $50,600         6.3%
December 31, 1993            50,075         3.6


13. COMMON SHAREOWNER'S EQUITY:

     Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1994, $5.9 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

     In 1994 paid-in capital was charged $422,000 for costs associated with issuing and redeeming cumulative preferred stock. In 1993 I&M's parent made a cash capital contribution of $10 million and a charge of $1.2 million for the issuance of three series of cumulative preferred stock was recorded to paid-in capital. There were no other transactions affecting the common stock or paid-in capital accounts in 1994, 1993 and 1992.

14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues  Income      Income
                                  (in thousands)
1994
 March 31                 $337,921   $58,815   $44,968
 June 30                   310,104    54,632    37,274
 September 30              317,061    55,409    37,728
 December 31               286,223    52,875    37,501

1993
 March 31                  302,968    53,269    28,522
 June 30                   278,100    40,722    21,397
 September 30              320,409    52,898    33,658
 December 31               301,166    63,031    45,736