Form 10-K405, Exhibit 13
period 1995-12-31
INDIANA MICHIGAN POWER CO
filed 1996-03-28
CIK 50172

Selected Consolidated Financial Data
                                                                             Year Ended December 31,

                                                     1995             1994            1993            1992               1991
                                                                                 (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                               $1,283,157       $1,251,309      $1,202,643      $1,196,755        $1,225,867
  Operating Expenses                                1,077,434        1,029,340         992,485       1,000,967           998,339
  Operating Income                                    205,723          221,969         210,158         195,788           227,528
  Nonoperating Income (Loss)                            6,272            7,428            (234)         14,115            (3,721)
  Income Before Interest Charges                      211,995          229,397         209,924         209,903           223,807
  Interest Charges                                     70,903           71,895          80,580          85,920            86,844
  Net Income                                          141,092          157,502         129,344         123,983           136,963
  Preferred Stock Dividend Requirements                11,791           11,681          14,256          15,452            15,448
  Earnings Applicable to Common Stock             $   129,301      $   145,821     $   115,088     $   108,531       $   121,515

                                                                                  December 31,
                                                     1995             1994            1993            1992              1991
BALANCE SHEETS DATA:                                                             (in thousands)
  Electric Utility Plant                           $4,319,564       $4,269,306      $4,290,957      $4,266,480        $4,135,820
  Accumulated Depreciation and
     Amortization                                   1,751,965        1,659,940       1,714,829       1,631,438         1,521,349
  Net Electric Utility Plant                       $2,567,599       $2,609,366      $2,576,128      $2,635,042        $2,614,471

  Total Assets                                     $3,928,337       $3,878,035      $3,723,648      $3,608,645        $3,442,606

  Common Stock and Paid-in Capital                $   787,686      $   790,234     $   790,625     $   781,818       $   781,783
  Retained Earnings                                   235,107          216,658         177,638         171,309           169,243
  Total Common Shareholder's Equity                $1,022,793       $1,006,892     $   968,263     $   953,127       $   951,026

  Cumulative Preferred Stock:
    Not Subject to Mandatory Redemption          $     52,000     $     52,000    $     87,000     $   197,000       $   197,000

    Subject to Mandatory Redemption (a)               135,000          135,000         100,000           -                 -

      Total Cumulative Preferred Stock            $   187,000      $   187,000     $   187,000     $   197,000       $   197,000

  Long-term Debt (a)                               $1,040,101       $1,069,887      $1,073,154      $1,211,623        $1,130,709

  Obligations Under Capital Leases (a)            $   142,506     $    152,589    $     98,753     $   126,689       $   102,985

  Total Capitalization and Liabilities             $3,928,337       $3,878,035      $3,723,648      $3,608,645        $3,442,606

(a) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Business Outlook

 Since its enactment in 1992, the Energy Policy Act has fostered competition in the generation and sale of electricity in the wholesale market. The prospect for market driven rates is powering a movement, mainly among large industrial energy users, to introduce competition to the retail market as well. As a result management expects that competition will be a significant factor influencing the Company s future results of operations. Among the other factors that could impact future earnings are nuclear fuel disposal costs and nuclear decommissioning costs.

 A significant expansion of competition in the generation and sale of electricity could result in an adverse effect on future results of operations from stranded costs and the write-off of regulatory assets. Stranded costs occur when a customer switches to a new supplier creating the issue of who pays for investments and commitments that are no longer needed, economical or recoverable in a competitive market. The amount of any losses the Company may experience from stranded costs depends on the extent to which direct competition is introduced to the Company s business and the market price of energy. Cost-based regulation traditionally results in the recognition of revenues and expenses in accordance with rate commission orders which can result in revenue and expense recognition in different time periods than for enterprises that are not regulated. As a result, regulatory assets have been recorded by regulated utility companies representing the deferral of costs for recovery in future periods. At December 31, 1995, the Company had $459 million of regulatory assets. In order to maintain regulatory assets, the Company s rates must be cost-based regulated. Management has reviewed the evidence currently available and concluded that the Company continues to meet the requirements to apply rate-regulated accounting standards. In the event a portion of the Company s business no longer met these requirements, regulatory assets would have to be written off for that portion of the business.

 Whether future results of operations are adversely affected by losses or write-offs will also depend on whether and how equitable recovery is provided for by the applicable regulators. We intend to seek appropriate recovery of any stranded costs and regulatory assets that may result from a transition to competition.

 The Company, as a member of the AEP System, has the financial strength, geographic reach, location and cost structure to be an able competitor. Although no assurance can be given that the Company can maintain this position in the future, management is taking steps to prepare for the challenges that increased competition will present. In 1995 management took steps to prepare for competition by realigning the Company s operations, along with the operations of the AEP System s other operating companies, into functional operating units, expanding marketing and customer service efforts and proposing a plan for an orderly transition to retail competition. Management also proposed and filed open access transmission rates.

 The realignment from separate operating company organizations to distinct fossil-fired and hydroelectric generation, nuclear generation and energy delivery operating units will facilitate the unbundling of electric services to separate competitive generation services from regulated transmission and distribution services. It also should facilitate our ability to more efficiently and effectively meet customer needs. Process improvement and cost control will be key performance objectives for our new operating units.

 In October of 1995 management proposed the creation of an Independent System Operator to operate a multi-state transmission grid to facilitate equal, safe and efficient transmission. Management also proposed the eventual creation of a Regional Power Exchange that would accept offers to buy and sell power and would settle transactions based on the price at which supply and demand are balanced. Under the proposal regulators would continue to regulate delivery services and provide for the recovery of any stranded costs and regulatory assets through a usage charge.

 Management has also offered access to AEP s extensive transmission grid at 142 interconnections to all parties under the same terms and conditions available to the AEP System. This should provide the Company with greater opportunities for transmission service revenues. Management has also responded to our retail customers needs by introducing new cost-based regulated rate designs (interruptible buy-through and real time pricing).

 These proposals were issued to enable the Company to participate in a meaningful way in the process of shaping the form of the future competitive playing field. Our success will depend on our ability to obtain a level playing field, improve and expand on our energy sales and services and maintain and improve on our relatively low cost structure.

Nuclear Cost

 The Company s nuclear plant, the Donald C. Cook Nuclear Plant, has recently achieved a superior rating from the Institute of Nuclear Power Operations, a nuclear industry oversight group, and received improved Nuclear Regulatory Commission (NRC) performance ratings. In an effort to continue to reduce costs and enhance organizational efficiency, management announced in November that during the summer of 1996 we will consolidate our Columbus-based nuclear engineering, management and support staff with the plant staff at or near the Cook Plant in Bridgman, Michigan.

  The cost to operate and maintain the two-unit Cook Plant is impacted by federal laws and NRC requirements. The Nuclear Waste
Policy Act of 1982 established federal responsibility for the permanent off-site disposal of spent nuclear fuel and high-level radioactive waste. By law the Company participates in the Department of Energy s (DOE s) Spent Nuclear Fuel (SNF) disposal program which is described in Note 3 of the Notes to Consolidated Financial Statements. Since 1983 our consumers of nuclear generated electricity have paid $237 million for the future disposal, at a yet to be built DOE disposal facility, of spent nuclear fuel consumed at the Cook Plant. Under the provisions of the Nuclear Waste Policy Act, collections from customers are to provide the DOE with money to build a permanent repository for spent fuel. The federal government has not made sufficient progress toward the selection of a site and construction of a permanent repository and as long as there is a delay in establishing the permanent storage repository for spent nuclear fuel, the cost of a temporary or permanent repository will continue to increase.

 The cost to decommission the Cook Plant is affected by NRC regulations and the DOE s SNF disposal program. Studies completed in 1994 estimate the cost to decommission the plant and dispose of low-level nuclear waste accumulation to range from $634 million to $988 million in 1993 dollars. The decommissioning estimate could escalate due to uncertainty in the DOE s SNF disposal program and the length of time that SNF may need to be stored at the plant site delaying decommissioning. Decommissioning costs are being recovered in the three rate-making jurisdictions based on at least the lower end of the range in the most recent decommissioning study at the time of the last rate proceeding. However, future results of operations and possibly financial condition could be adversely affected if the costs of spent nuclear fuel disposal and decommissioning continue to increase and if for some reason such costs cannot be recovered.

Environmental Concerns

Hazardous Material

  By-products from the generation of electricity include materials such as ash, slag, sludge, low-level radioactive waste and spent nuclear fuel. In addition, the generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. The Company is currently incurring costs to safely store and dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.

  The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund legislation) addresses clean-up of hazardous substances at disposal sites and authorizes the United States
Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1995, I&M is currently involved in litigation with respect to two sites being overseen by the Federal EPA and has been named by the Federal EPA as a Potentially Responsible Party (PRP) for three other sites. Information requests have been received for four additional sites which could lead to PRP designation. I&M also has received information requests with respect to two sites administered by state authorities. Liability has been resolved for a number of sites with no significant effect on results of operations. The Company's present estimates do not anticipate material cleanup costs for identified sites for which I&M has been declared a PRP. However, if for reasons not currently identified significant costs are required for cleanup, future results of operations and possibly financial condition would be adversely affected unless the costs can be recovered.

Litigation

 The Company is involved in a number of legal proceedings and claims.
While management is unable to predict the outcome of such litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations and/or financial condition.

Results of Operations

Net Income

 Although revenues increased 2.5% in 1995, net income declined 10.4% to $141 million mainly due to increased operating expenses, including the unfavorable effect of a provision for severance benefits in connection with the realignment of operations and increased federal income tax expense. The increase in net income in 1994 of 21.8% was the result of a retail base rate increase in the Indiana jurisdiction, reduced interest expense due to the retirement of long-term debt, the effect of adopting Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS
109) in 1993 and the retirement in 1994 of a generating plant.

Operating Revenues and Energy Sales Increase

 Operating revenues increased 2.5% in 1995 following a 4% increase in 1994. The changes in revenues are analyzed as follows:

                           Increase (Decrease)
                           From Previous Year
(dollars in millions)     1995           1994
                         Amount    %    Amount     %

Retail:
  Price Variance         $ (0.7)         $ 69.8
  Volume Variance          29.9            30.5
                           29.2  3.3      100.3  12.9
Wholesale:
  Power Pool:
   Price Variance          (7.9)           (3.8)
   Volume Variance         39.4           (62.4)
   Capacity Charges       (28.3)            2.1
                            3.2           (64.1)
  Unaffiliated Utilities:
   Price Variance         (12.7)           21.1
   Volume Variance         14.0            (9.0)
                            1.3            12.1
Total Wholesale             4.5   1.3     (52.0)(12.8)

Other Operating Revenues   (1.9)            0.4
  Total                  $ 31.8   2.5    $ 48.7   4.0

 The increase in 1995 operating revenues resulted from increased energy usage by retail and unaffiliated wholesale customers. Retail energy sales increased 3% reflecting warmer summer weather in 1995 and a colder fourth quarter in 1995 than 1994 and continuing growth in the number of residential, commercial and industrial customers. While wholesale energy sales increased 34%, wholesale revenues increased only 1% in 1995. The substantial increase in wholesale energy sales was primarily due to a 69% increase in energy sales to the AEP System Power Pool (Power Pool), which are made at cost, reflecting the increased availability of lower cost nuclear generating capacity in 1995. During 1995 one nuclear generating unit was out of service for refueling while both units were refueled in 1994. Also contributing to the wholesale energy sales increase were increased sales to unaffiliated entities. Sales to the Company s municipal and cooperative customers and to unaffiliated utilities by the Power Pool which are shared by the Company increased primarily due to the warmer summer and the colder fourth quarter weather in 1995 as compared to 1994. The increase in wholesale sales did not lead to a corresponding increase in revenues due to reduced capacity credits from the Power Pool and increasing competition in the wholesale energy market. Capacity credits are designed to allocate the cost of the AEP System s generating capacity among the members of the Power Pool based on their relative peak demands and generating reserves. An increase in the Company s peak demand during 1995 relative to the peak demand of all Power Pool members caused the decrease in capacity revenues.

 In 1994 revenues rose 4% largely due to increased retail revenues partly offset by a decline in total wholesale revenues. The growth in retail revenues resulted from a $34.7 million annual base rate increase in the Indiana jurisdiction, increased decommissioning expense recoveries in the Michigan jurisdiction and a 4% increase in energy sales due to growth in the number of retail customers. The decline in 1994 wholesale revenues reflected the decrease in energy available for delivery to the Power Pool due to the scheduled refueling and maintenance outages at the Company s two nuclear units in 1994 and lower energy sales by the Power Pool due to mild weather throughout most of 1994. While severe weather in January 1994 and hot June weather increased the Power Pool s short-term wholesale sales in those months, the mild weather throughout the remainder of 1994, combined with increased competition in the wholesale market reduced short-term sales for the year.

Operating Expenses Increase

 Total operating expenses increased 5% in 1995 or $48 million reflecting the increased operation of the Company s nuclear units and severance pay accruals. In 1994 total operating expenses rose 4% or $37 million largely due to increased accruals for nuclear decommissioning expense and employee benefits. The significant changes in operating expenses were:

                           Increase (Decrease)
                            From Previous Year
(dollars in millions)     1995           1994
                         Amount    %    Amount     %

Fuel                     $21.2    10.5  $(18.5)  (8.4)
Purchased Power           (5.8)   (4.4)   23.0   21.2
Other Operation           10.3     3.5    28.5   10.6
Federal Income Taxes      15.7    40.9     6.4   19.9

  Fuel expense increased substantially in 1995 due to a 51% increase in nuclear generation reflecting the increased availability of nuclear generating capacity. During 1995 one unit was out of service for refueling while both units were out of service for refueling in 1994. Fuel expense declined in 1994 due to a significant reduction (43%) in nuclear generation reflecting the refueling outages partially offset by a 6% increase in fossil generation.

 The increase in purchased power expense in 1994 reflects increased receipts from the Power Pool due to the nuclear outages and increased purchases from unaffiliated utilities for immediate resale to other unaffiliated utilities.

 Other operation expense increased in 1995 primarily due to a provision for severance pay related to the functional realignment of operations and costs related to the development of a new activity based budgeting system. The 1994 increase was caused by regulatory-approved increases in nuclear decommissioning accruals, accruals for other postretirement benefits commensurate with rate recovery and expenses related to the closing of the Company s Breed Plant.

 The increase in federal income taxes attributable to operations in 1995 was primarily due to changes in certain book/tax differences accounted for on a flow-through basis and the effects of favorable accrual adjustments recorded in 1994 in connection with the resolution of the audit of prior years tax returns. Federal income taxes attributable to operations increased in 1994 due to increased pre-tax operating income.

Nonoperating Income and Financing Costs

 Nonoperating income increased in 1994 reflecting a favorable tax effect from the Breed Plant closing and the unfavorable effect in 1993 of adopting SFAS 109 for nonutility assets and liabilities.

 Interest charges declined in 1994 due to debt repayments and a refinancing program which lowered interest rates. In 1994, $10 million of long-term bonds were retired and $90 million were refinanced. The full year effects from 1993 refinancings and retirements also contributed to the 1994 reduction.

Construction Spending

     Gross plant and property additions were $151 million in 1995 and $212 million in 1994. Management estimates construction expenditures for the next three years to be $315 million with no major new generating plant construction planned. The funds for construction of new facilities and im-provement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings, preferred stock issuances and investments in common equity by the Company's parent, Ameri-can Electric Power Co., Inc. However, all of the construction expenditures for the next three years are expected to be financed internally.

Liquidity and Capital Resources

 When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1995, $372 million of unused short-term lines of credit shared with other AEP System companies were available. An authorization by the Securities and Exchange Commission limits short-term borrowings to $175 million. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt and preferred stock and through additional capital contributions by the parent company.

 The Company has regulatory approval to issue up to $150 million of long-term debt. Management expects to use the proceeds of future long-term financings to retire short-term debt, refinance maturing and other long-term debt, refund cumulative preferred stock and fund construction expenditures.

 The Company presently exceeds all minimum coverage requirements for issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1995, the mortgage bonds and preferred stock coverage ratios were 6.25 and 2.63, respectively.

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

New Accounting Rules

 The Financial Accounting Standards Board (FASB) issued a new accounting standard, SFAS 121 Accounting for Impairment of Long-Lived Assets and for
Long-Lived Assets to Be Disposed Of.   The new standard is effective
beginning with 1996 accounting periods. The initial implementation of this new standard is not expected to have a significant impact on the Company.

 In 1996 the FASB issued an exposure draft  Accounting for Certain
Liabilities Related to Closure or Removal of Long-Lived Assets.   This
document proposes that the present value of any decommissioning or other closure or removal obligation be recorded as a liability when the obligation is incurred. A corresponding asset would be recorded in the plant investment account and recovered through depreciation charges over the asset s life. A proposed transition rule would require that an entity report in income the cumulative effect of initially applying the new standard. The Company is currently studying the impact of the proposed rules and evaluating its potential impact.

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of
Directors of Indiana Michigan Power Company:

We have audited the accompanying consolidated balance sheets of Indiana Michigan Power Company and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Indiana Michigan Power Company and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Columbus, Ohio
February 27, 1996

Consolidated Statements of Income
                                                                                         Year Ended December 31,
                                                                              1995                1994                1993
                                                                                              (in thousands)
OPERATING REVENUES                                                          $1,283,157          $1,251,309          $1,202,643

OPERATING EXPENSES:
   Fuel                                                                        222,967             201,739             220,206
   Purchased Power                                                             125,413             131,234             108,274
   Other Operation                                                             306,967             296,625             268,144
   Maintenance                                                                 141,813             139,423             142,637
   Depreciation and Amortization                                               138,814             136,244             138,794
   Amortization of Rockport Plant Unit 1
     Phase-in Plan Deferrals                                                    15,644              15,644              15,644
   Taxes Other Than Federal Income Taxes                                        71,791              70,078              66,805
   Federal Income Taxes                                                         54,025              38,353              31,981
                Total Operating Expenses                                     1,077,434           1,029,340             992,485

OPERATING INCOME                                                               205,723             221,969             210,158

NONOPERATING INCOME (LOSS)                                                       6,272               7,428                (234)

INCOME BEFORE INTEREST CHARGES                                                 211,995             229,397             209,924

INTEREST CHARGES                                                                70,903              71,895              80,580

NET INCOME                                                                     141,092             157,502             129,344

PREFERRED STOCK DIVIDEND REQUIREMENTS                                           11,791              11,681              14,256

EARNINGS APPLICABLE TO COMMON STOCK                                        $   129,301          $  145,821          $  115,088


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                     December 31,
                                                                 1995            1994
                                                                    (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                  $2,507,667      $2,494,834
   Transmission                                                   867,541         849,920
   Distribution                                                   666,810         644,720
   General (including nuclear fuel)                               186,959         204,909
   Construction Work in Progress                                   90,587          74,923
                 Total Electric Utility Plant                   4,319,564       4,269,306

   Accumulated Depreciation and Amortization                    1,751,965       1,659,940
                 NET ELECTRIC UTILITY PLANT                     2,567,599       2,609,366

NUCLEAR DECOMMISSIONING AND SPENT NUCLEAR
 FUEL DISPOSAL TRUST FUNDS                                        433,619         353,469

OTHER PROPERTY AND INVESTMENTS                                    150,994         127,424

CURRENT ASSETS:
   Cash and Cash Equivalents                                       13,723           9,907
   Accounts Receivable:
      Customers                                                    82,434          74,491
      Affiliated Companies                                         21,881          24,848
      Miscellaneous                                                11,450          20,334
      Allowance for Uncollectible Accounts                           (334)           (121)
   Fuel - at average cost                                          29,093          35,802
   Materials and Supplies - at average cost                        72,861          59,897
   Accrued Utility Revenues                                        43,937          40,582
   Prepayments                                                     10,191           8,414

                 TOTAL CURRENT ASSETS                             285,236         274,154

REGULATORY ASSETS                                                 458,525         482,107

DEFERRED CHARGES                                                   32,364          31,515

                     TOTAL                                     $3,928,337      $3,878,035

See Notes to Consolidated Financial Statements.

                                                                      December 31,
                                                                 1995            1994
                                                                     (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 2,500,000 Shares
      Outstanding - 1,400,000 Shares                          $    56,584     $    56,584
   Paid-in Capital                                                731,102         733,650
   Retained Earnings                                              235,107         216,658
                Total Common Shareholder's Equity               1,022,793       1,006,892
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                         52,000          52,000
       Subject to Mandatory Redemption                            135,000         135,000
   Long-term Debt                                               1,034,048         929,887
                TOTAL CAPITALIZATION                            2,243,841       2,123,779

OTHER NONCURRENT LIABILITIES:
   Nuclear Decommissioning                                        269,392         211,963
   Other                                                          184,103         192,758
                TOTAL OTHER NONCURRENT LIABILITIES                453,495         404,721

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                               6,053         140,000
   Short-term Debt                                                 89,975          50,600
   Accounts Payable - General                                      37,744          40,417
   Accounts Payable - Affiliated Companies                         22,962          22,720
   Taxes Accrued                                                   71,696          63,621
   Interest Accrued                                                16,158          19,436
   Obligations Under Capital Leases                                31,776          39,003
   Other                                                           74,463          65,409
                TOTAL CURRENT LIABILITIES                         350,827         441,206

DEFERRED INCOME TAXES                                             612,147         634,902

DEFERRED INVESTMENT TAX CREDITS                                   155,202         164,206

DEFERRED GAIN ON SALE AND LEASEBACK -
   ROCKPORT PLANT UNIT 2                                           99,832         103,539

DEFERRED CREDITS                                                   12,993           5,682

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                      $3,928,337      $3,878,035

Consolidated Statements of Cash Flows
                                                                                         Year Ended December 31,
                                                                               1995                1994                1993
                                                                                               (in thousands)
OPERATING ACTIVITIES:
   Net Income                                                                 $ 141,092           $ 157,502           $ 129,344
   Adjustments for Noncash Items:
      Depreciation and Amortization                                             148,441             146,966             148,270
      Amortization of Rockport Plant Unit 1
         Phase-in Plan Deferrals                                                 15,644              15,644              15,644
      Amortization (Deferral) of Incremental Nuclear
         Refueling Outage Expenses (net)                                          8,684             (18,779)             33,827
      Deferred Federal Income Taxes                                             (23,564)            (19,775)            (52,631)
      Deferred Investment Tax Credits                                            (9,004)            (13,877)             (8,543)
  Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                                                   4,121              (7,200)             14,441
      Fuel, Materials and Supplies                                               (6,255)             (3,423)             14,938
      Accrued Utility Revenues                                                   (3,355)             (5,940)             43,913
      Accounts Payable                                                           (2,431)              5,219               8,233
      Taxes Accrued                                                               8,075               9,148              38,644
   Other (net)                                                                  (23,099)            (12,145)            (15,708)

        Net Cash Flows From Operating Activities                                258,349             253,340             370,372

INVESTING ACTIVITIES:
   Construction Expenditures                                                   (117,785)           (118,094)           (108,867)
   Long-term Receivable from Customer
      for Construction of Facilities                                            (18,733)             -                   -
   Proceeds from Sales of Property and Other                                      9,325               2,038               5,385
        Net Cash Flows Used For Investing Activities                           (127,193)           (116,056)           (103,482)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company                                    -                    -                   10,000
   Issuance of Cumulative Preferred Stock                                       -                    34,618              98,776
   Issuance of Long-term Debt                                                    96,819              89,221             243,426
   Retirement of Cumulative Preferred Stock                                     -                   (35,798)           (112,300)
   Retirement of Long-term Debt                                                (141,122)           (101,833)           (392,093)
   Change in Short-term Debt (net)                                               39,375                 525               5,875
   Dividends Paid on Common Stock                                              (110,852)           (106,608)           (108,696)
   Dividends Paid on Cumulative Preferred Stock                                 (11,560)            (11,254)            (15,585)
       Net Cash Flows Used For Financing Activities                            (127,340)           (131,129)           (270,597)
Net Increase (Decrease) in Cash and
  Cash Equivalents                                                                3,816               6,155              (3,707)
Cash and Cash Equivalents January 1                                               9,907               3,752               7,459

Cash and Cash Equivalents December 31                                         $  13,723          $    9,907          $    3,752

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                                                           Year Ended December 31,
                                                                                1995                1994                1993
                                                                                               (in thousands)
Retained Earnings January 1                                                    $216,658            $177,638            $171,309

Net Income                                                                      141,092             157,502             129,344
                                                                                357,750             335,140             300,653
Deductions:
  Cash Dividends Declared:
     Common Stock                                                               110,852             106,608             108,696
     Cumulative Preferred Stock:
        4-1/8% Series                                                               495                 495                 495
        4.56%  Series                                                               273                 273                 273
        4.12%  Series                                                               165                 165                 165
        5.90%  Series                                                             2,360               2,360                 374
        6-1/4% Series                                                             1,875               1,875                 161
        6.30%  Series                                                             2,205               1,978              -
        6-7/8% Series                                                             2,063               2,063               1,799
        7.08%  Series                                                             2,124               2,124               2,124
        7.76%  Series                                                           -                       317               2,716
        8.68%  Series                                                           -                    -                    2,517
        $2.15   Series                                                          -                    -                    3,001
        $2.25   Series                                                          -                    -                      600

                  Total Cash Dividends Declared                                 122,412             118,258             122,921
  Capital Stock Expense                                                             231                 224                  94
                    Total Deductions                                            122,643             118,482             123,015

Retained Earnings December 31                                                  $235,107            $216,658            $177,638

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Indiana Michigan Power Company (the Company or I&M) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power to 537,000 retail customers in northern and eastern Indiana and a portion of southwestern Michigan. Wholesale electric power is supplied to neighboring utility systems. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

   The Company has two wholly-owned subsidiaries, which are consolidated in these financial statements, Blackhawk Coal Company and Price River Coal Company, that were formerly engaged in coal-mining operations. Blackhawk Coal Company currently leases and subleases portions of its Utah coal rights, land and related mining equipment to unaffiliated companies. Price River Coal Company, which owns no land or mineral rights, is inactive.

Regulation

   As a subsidiary of AEP Co., Inc., I&M is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Indiana Utility Regulatory Commission (IURC) and the Michigan Public Service Com-mission. The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include I&M and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolida-tion.

Basis of Accounting

   As a cost-based rate-regulated entity, I&M's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded to reflect the economic effects of regulation.

Use of Estimates

 The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreci-ation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1995, 1994 and 1993 were not significant.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                             Composite
of Property                               Annual Rates

Production:
  Steam-Nuclear                                   3.4%
  Steam-Fossil-Fired                              4.4%
  Hydroelectric-Conventional                      3.2%
Transmission                                      1.9%
Distribution                                      4.2%
General                                           3.8%

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

Fuel Costs

   Fuel costs are matched with revenues in accordance with rate commission orders. Revenues are accrued related to unrecovered fuel in both retail jurisdictions and for replacement power costs in the Michigan jurisdiction until approved for billing. If the Company's earnings exceed the allowed return in the Indiana jurisdiction, the fuel clause mechanism provides for the refunding of the excess earnings to ratepayers. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Levelization of Nuclear Refueling Outage Costs

   Incremental operation and maintenance costs associated with refueling outages at the Donald C. Cook Nuclear Plant (Cook Plant) are deferred for amortization over the period (generally eighteen months) beginning with the commencement of an outage and ending with the beginning of the next outage.

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

Investment Tax Credits

   Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to investment tax credits for nonutility property was to practice the flow-through method of accounting.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   In accordance with rate-making treatment debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred, debited to paid-in capital and amortized to reduce retained earnings in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired to meet sinking fund requirements is credited to paid-in capital.

Nuclear Decommissioning and Spent Nuclear Fuel Disposal Trust Funds

   Securities held in trust funds for decommissioning nuclear facilities and for the disposal of spent nuclear fuel are recorded at market value in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Securities in the trust funds have been classified as available-for-sale due to their long-term purpose. Due to the rate-making process, adjustments for unrealized gains and losses are not reported in equity but result in adjustments to regulatory assets and liabilities.

Other Property and Investments

   Other property and investments are stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. EFFECTS OF REGULATION AND PHASE-IN PLANS:

   The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions in order to match expenses with the related revenues included in cost-based regulated rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company s business no longer met these requirements regulatory assets and liabilities would have to be written off for that portion of the business.

 Regulatory assets and liabilities are comprised of the following:
                                        December 31,
                                     1995       1994
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
    Future Income Taxes            $309,640   $308,831
  Department of Energy
    Decontamination and
    Decommissioning Assessment       48,862     51,896
  Rate Phase-in Plan Deferrals       27,515     43,159
  Nuclear Refueling
    Outage Cost Levelization         23,467     32,151
  Unamortized Loss On
    Reacquired Debt                  20,827     18,472
  Other                              28,214     27,598
    Total Regulatory Assets        $458,525   $482,107

Regulatory Liabilities:
  Deferred Investment Tax Credits  $155,202   $164,206
  Other*                              1,576        350
    Total Regulatory Liabilities   $156,778   $164,556

* Included in Deferred Credits on Consolidated Balance Sheets.

   The Rockport Plant consists of two 1,300 megawatt (mw) coal-fired units. I&M and AEP Generating Company (AEGCo), an affiliate, each own 50% of one unit (Rockport 1) and lease a 50% interest in the other unit (Rockport 2) from unaffiliated lessors under an operating lease. The gain on the sale and leaseback of Rockport 2 was deferred and is being amortized, with related taxes, over the initial lease term which expires in 2022.

   Rate phase-in plans in the Company's Indiana and FERC jurisdictions for its share of Rockport 1 provide for the recovery and straight-line amortization through 1997 of prior-year deferrals. Unamortized deferred amounts under the phase-in plans were $27.5 million and $43.2 million at December 31, 1995 and 1994, respectively. Amortization was $16 million in 1995, 1994 and 1993.

3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1996-1998 are estimated to be $315 million.

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

Litigation

   In September 1995, the Indiana Supreme Court ruled in favor of the Company when it denied an appeal of a March 1995 opinion from the Court of Appeals of Indiana. The appeals court had upheld and affirmed a lower court s decision. The case resulted from an earlier Supreme Court of Indiana decision which overruled a lower court decision and voided an IURC order assigning a customer to the Company. The Company had received approximately $29 million in gross revenues from the customer which was not in the Company s service territory. The lower court had dismissed the case filed under a provision of Indiana law that allows a utility to seek damages equal to the gross revenues received by the Company for rendering service in the designated service territory of another utility.

   The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.

Nuclear Plant

   I&M owns and operates the two-unit 2,110 mw Cook Plant under licenses granted by a regulatory authority. The operation of a nuclear facility involves special risks, potential liabilities, and specific regulatory and safety requirements. Should a nuclear incident occur at any nuclear power plant facility in the United States, the resultant liability could be sub-stantial. By agreement I&M is partially liable together with all other electric utility companies that own nuclear generating units for a nuclear power plant incident. In the event nuclear losses or liabilities are underinsured or exceed accumulated funds and recovery is not possible, results of operations and financial condition would be negatively affected.

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

 Nuclear insurance pools and other insurance policies provide $3.6 billion of property damage, decommissioning and decontamination coverage for Cook Plant. Additional insurance provides coverage for extra costs resulting from a prolonged accidental Cook Plant outage. Some of the policies have deferred premium provisions which could be triggered by losses in excess of the insurer's resources. The losses could result from claims at the Cook Plant or certain other non-affiliated nuclear units. The Company could be assessed up to $40.9 million annually under these policies.

Spent Nuclear Fuel Disposal

 Federal law provides for government responsibility for permanent spent nuclear fuel disposal and assesses nuclear plant owners fees for spent fuel disposal. A fee of one mill per kilowatthour for fuel consumed after April 6, 1983 is being collected from customers and remitted to the U.S. Trea-sury. Fees and related interest of $163 million for fuel consumed prior to April 7, 1983 have been recorded as long-term debt. I&M has not paid the government the pre-April 1983 fees due to various factors including continued delays and uncertainties related to the federal disposal program. At December 31, 1995, funds collected from customers to eventually pay the pre-April 1983 fee and related earnings including accrued interest approximated the liability.

Decommissioning and Low Level Waste Accumulation Disposal

 Decommissioning costs are accrued over the service life of the Cook Plant. The licenses to operate the two nuclear units expire in 2014 and 2017. After expiration of the licenses the plant is expected to be decommissioned through dismantlement. The Company s latest estimate for decommissioning and low level radioactive waste accumulation disposal costs range from $634 million to $988 million in 1993 nondiscounted dollars. The wide range is caused by variables in assumptions including the estimated length of time spent nuclear fuel must be stored at the plant subsequent to ceasing operations which depends on future developments in the federal government's spent nuclear fuel disposal program. Continued delays in the federal fuel disposal program can result in increased decommissioning costs. Decommis-sioning costs are being recovered in the three rate-making jurisdictions based on at least the lower end of the range in the most recent decommissioning study at the time of the last rate proceeding. The Company records decommissioning costs in other operation expense and records a noncurrent liability equal to the decommissioning cost recovered in rates which was $30 million in 1995, $26 million in 1994 and $13 million in 1993. Decommissioning amounts recovered from customers are deposited in external trusts. Trust fund earnings increase the fund assets and the recorded liability and decrease the amount to be recovered from ratepayers. At December 31, 1995 the Company has recognized a decommissioning liability of $269 million.


4. RELATED PARTY TRANSACTIONS:

 Benefits and costs of the System's generating plants are shared by members of the Power Pool. The Company is a member of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool. The Company is a net supplier to the pool and, therefore, receives net capacity credits from the Power Pool.

 Operating revenues includes revenues for supplying energy and capacity to the Power Pool as follows:
                            Year Ended December 31,
                          1995        1994       1993
                                 (in thousands)

Capacity Revenues       $ 59,918    $ 88,183   $ 86,050
Energy Revenues           83,799      52,274    118,533

     Total              $143,717    $140,457   $204,583

 Purchased power expense includes charges of $25.4 million in 1995, $33.1 million in 1994 and $20.9 million in 1993 for energy received from the Power Pool.

 Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool wholesale sales included in operating revenues were $52.6 million in 1995, $54.1 million in 1994 and $57 million in 1993.

 In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $10.7 million in 1995, $14.2 million in 1994 and $5.1 million in 1993. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

 The cost of power purchased from AEGCo, an affiliated company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $85.2 million, $82.4 million and $78.9 million in 1995, 1994 and 1993, respectively.

 The Company operates the Rockport Plant and bills AEGCo for its share of operating costs.

 AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization credits of $46.7 million, $50.3 million and $47.4 million in 1995, 1994 and 1993, respectively.

 Revenues from providing barging services were recorded in nonoperating income as follows:
                            Year Ended December 31,
                          1995        1994       1993
                                 (in thousands)

Affiliated Companies    $23,160     $24,001    $21,332
Unaffiliated Companies    6,992       5,021      5,757
     Total              $30,152     $29,022    $27,089


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


5. BENEFIT PLANS:

 The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employ-ees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribu-tion in accordance with the Employee Retirement Income Security Act of 1974.

 Net pension costs for the years ended December 31, 1995, 1994 and 1993 were $2.7 million, $5 million and $4.7 million, respectively.

 An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alterna-tives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $3.9 million in 1995 and 1994 and $3.5 million in 1993.

 Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

 SFAS 106, Employers Accounting for Postretirement Benefits Other Than Pensions was adopted in January 1993 for the Company s aggregate liability for OPEB. SFAS 106 requires the accrual during the employee s service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued OPEB costs for employees and retirees re-quired by SFAS 106, which includes the recognition of one-twentieth of the prior service transition obligation, were $13.6 million in 1995, $13.2 million in 1994 and $12.4 million in 1993.

 The Company received approval from the IURC to recover the increased OPEB costs resulting from SFAS 106. In the Michigan and wholesale juris-dictions, the Company received authority to defer under certain conditions the increased OPEB costs which are not being currently recovered in rates. Future recovery of any deferrals and increased OPEB costs will be sought in the next base rate filings. At December 31, 1995 and 1994, $6.7 million of incremental OPEB costs were deferred.

 As a result of SFAS 106, a Voluntary Employees Beneficiary Association
(VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented to lower the net OPEB costs. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, in other property and investments. Legislation was passed by Congress which would have significantly reduced the tax benefits of a COLI program in the future. The legislation containing this provision was vetoed by the President. At this time it is uncertain if legislation repealing certain tax benefits for COLI programs will be enacted. If enacted this legislation would negatively impact the effectiveness of the COLI program as a funding and cost reduction mechanism.

 The funding policy is to make VEBA trust fund contributions equal to the increase in OPEB costs resulting from the implementation of SFAS 106. These contributions include amounts collected from ratepayers and the net earnings from the COLI program. Contributions to the VEBA trust fund were $10.3 million in 1995, $6.6 million in 1994 and $1.3 million in 1993.


6. SUPPLEMENTARY INFORMATION:

                              Year Ended December 31,
                            1995        1994       1993
                                   (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)  $71,457     $68,946    $82,509
  Income Taxes             88,675      85,854     68,303

Noncash Acquisitions
  Under Capital
  Leases were              32,073      92,199     15,467

  In connection with the sale of western coal land and equipment the Company will receive cash payments from the buyer of $31.5 million over a six year period which has been recorded at a net present value of $26.9 million. In connection with construction of facilities to provide service to a new customer the Company will receive cash payments of $20.9 million plus accrued interest over 20 years.

7. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:

                                                                            Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $ 75,686              $ 64,565              $ 93,974
  Deferred                                                     (13,732)              (18,057)              (53,685)
  Deferred Investment Tax Credits                               (7,929)               (8,155)               (8,308)
        Total                                                   54,025                38,353                31,981
Charged (Credited) to Nonoperating Income (net):
  Current                                                       12,872                 1,390                 6,026
  Deferred                                                      (9,832)               (1,718)                1,054
  Deferred Investment Tax Credits                               (1,075)               (5,722)                 (235)
        Total                                                    1,965                (6,050)                6,845
Total Federal Income Taxes as Reported                        $ 55,990              $ 32,303              $ 38,826

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                            Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Net Income                                                    $141,092              $157,502              $129,344
Federal Income Taxes                                            55,990                32,303                38,826
Pre-tax Book Income                                           $197,082              $189,805              $168,170

Federal Income Tax on Pre-tax Book Income at
  Statutory Rate (35%)                                         $68,979              $ 66,432               $58,860
Increase (Decrease) in Federal Income Tax
  Resulting From the Following Items:
    Depreciation                                                 8,954                (1,033)                 (747)
    Adoption of SFAS 109                                          -                     -                    5,271
    Corporate Owned Life Insurance                              (5,187)               (4,521)               (4,697)
    Nuclear Fuel Disposal Costs                                 (3,060)               (4,498)               (2,432)
    Amortization of Deferred Investment Tax Credits (net)       (9,004)              (13,875)               (8,543)
    Other                                                       (4,692)              (10,202)               (8,886)
Total Federal Income Taxes as Reported                         $55,990              $ 32,303               $38,826

Effective Federal Income Tax Rate                                 28.4%                 17.0%                 23.1%

 The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:
                                    December 31,
                                  1995        1994
                                   (in thousands)

Deferred Tax Assets            $ 221,604   $ 198,750
Deferred Tax Liabilities        (833,751)   (833,652)
  Net Deferred Tax Liabilities $(612,147)  $(634,902)

Temporary Differences
in Tax Dollars:
Property Related
 Temporary Differences         $(490,986)  $(498,124)
Amounts Due From Customers
  For Future Federal
  Income Taxes                   (83,277)    (81,812)
Deferred State Income Taxes      (71,712)    (71,712)
Deferred Net Gain -
  Rockport Plant Unit 2           34,941      36,239
All Other (net)                   (1,113)    (19,493)
    Total Net Deferred
      Tax Liabilities          $(612,147)  $(634,902)

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

 The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


8.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Nuclear Trust Funds Recorded at Market Value

 The trust investments are recorded at market value in accordance with SFAS 115 and consist primarily of tax-exempt municipal bonds.

 At December 31, 1995 and 1994 the fair values of trust investments were $434 million and $353 million, respectively. Accumulated gross unrealized holding gains and losses were $19.1 million and $1.0 million, respectively, at December 31, 1995. The change in market value during 1995 and 1994 was a $24.9 million net holding gain and a $27.1 million net holding loss, respectively.

 The trust investments' cost basis by security type were:
                                   December 31,
                              1995             1994
                                 (in thousands)

  Treasury bonds             $ 14,963        $     997
  Tax-exempt bonds            336,073          332,098
  Equity securities            24,101            1,665
  Cash,cash equivalents
    and interest accrued       40,356           25,304
    Total                    $415,493         $360,064

 Proceeds from sales and maturities of securities of $78.2 million during 1995 resulted in $1.4 million of realized gains and $0.3 million of realized losses. Proceeds from sales and maturities of securities of $20.1 million during 1994 resulted in $52,000 of realized gains and $155,000 of realized losses. The cost of securities for determining realized gains and losses is original acquisition cost including amortized premiums and discounts.

 At December 31, 1995, the year of maturity of trust fund investments, other than equity securities, was:
                               (in thousands)

        1996                      $ 55,748
        1997-2000                   96,882
        2001-2005                  162,563
        After 2005                  76,199
          Total                   $391,392

Other Financial Instruments Recorded at Historical Cost

 The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the
short-term maturity of these instruments.   Fair values for preferred
stocks subject to mandatory redemption were $140 million and $117 million and for long-term debt were $1.1 billion and $1.0 billion at December 31, 1995 and 1994, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $135 million at each year end and for long-term debt were $1.0 billion and $1.1 billion at December 31, 1995 and 1994, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The carrying amount of the pre-April 1983 spent nuclear fuel disposal liability approximates the Company's best estimate of its fair value.

9. LEASES:

 Leases of property, plant and equipment are for periods up to 35 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

 Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                     December 31,
                                  1995          1994
                                    (in thousands)

Electric Utility Plant:
  Production                   $  9,346       $  8,371
  Distribution                   14,753         14,717
  General:
    Nuclear Fuel
      (net of amortization)      69,442         89,478
    Other                        54,554         53,781
      Total Electric Utility
        Plant                   148,095        166,347
  Accumulated Amortization       24,933         27,225
      Net Electric Utility
        Plant                   123,162        139,122

Other Property                   22,361         15,842
Accumulated Amortization          3,017          2,375
      Net Other Property         19,344         13,467
        Net Properties under
          Capital Leases       $142,506       $152,589

Capital Lease Obligations:
  Noncurrent Liability         $110,730       $113,586
  Liability Due Within
   One Year                      31,776         39,003
    Total Capital
      Lease Obligations        $142,506       $152,589

 The noncurrent portion of capital lease obligations is included in other noncurrent liabilities.

 Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

 Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:
                            Year Ended December 31,
                          1995       1994       1993
                                (in thousands)

Operating Leases        $ 96,472   $104,519   $103,884
Amortization of
  Capital Leases          45,843     30,875     46,063
Interest on
  Capital Leases           9,987      7,643      8,873
      Total Rental
        Costs           $152,302   $143,037   $158,820

 Future minimum lease payments consisted of the following at December 31,
1995:
                                           Non-
                                        Cancelable
                          Capital       Operating
                          Leases          Leases
                               (in thousands)

 1996                    $ 13,765      $   98,357
 1997                      12,518          96,593
 1998                      10,620          91,454
 1999                       9,389          91,312
 2000                       8,275          91,165
 Later Years               44,362       1,840,723

 Total Future Minimum
   Lease Payments          98,929(a)   $2,309,604

 Less Estimated
   Interest Element        25,865

 Estimated Present
  Value of Future
  Minimum Lease
  Payments                 73,064
 Unamortized Nuclear
  Fuel                     69,442
   Total                 $142,506

(a) Excludes nuclear fuel rentals which are paid in proportion to heat produced and carrying charges on the unamortized nuclear fuel balance. There are no minimum lease payment requirements for leased nuclear fuel.

10.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1995, authorized shares of cumulative preferred stock were as follows:

                  Par Value                     Shares Authorized
                    $100                             2,250,000
                      25                            11,200,000

   The cumulative preferred stock is callable at the price indicated plus accrued dividends. The involuntary liquidation preference is par value. Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. During 1994 the Company redeemed and cancelled 350,000 shares of the 7.76% series. During 1993 the Company redeemed and cancelled the following entire series: 8.68% series consisting of 300,000 shares and $2.15 and $2.25 series each consisting of 1,600,000 shares.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:

               Call Price                                                        Shares                 Amount
               December 31,                Par                                 Outstanding           December 31,
 Series           1995                    Value                             December 31, 1995      1995        1994
                                                                                                     (in thousands)
4-1/8%         $106.125                   $100                                   120,000          $ 12,000  $ 12,000
4.56%           102                        100                                    60,000             6,000     6,000
4.12%           102.728                    100                                    40,000             4,000     4,000
7.08%           101.85                     100                                   300,000            30,000    30,000
                                                                                                  $ 52,000  $ 52,000

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                                                  Shares                Amount
                                           Par                                  Outstanding          December 31.
Series(a)                                 Value                              December 31, 1995     1995        1994
                                                                                                     (in thousands)
5.90% (b)                                 $100                                    400,000        $ 40,000   $ 40,000
6-1/4%(c)                                  100                                    300,000          30,000     30,000
6.30% (d)                                  100                                    350,000          35,000     35,000
6-7/8%(e)                                  100                                    300,000          30,000     30,000
                                                                                                 $135,000   $135,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 2002.
(b) Shares issued November 1993. Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 20,000 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Shares issued November 1993. Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2009, in each case at $100 per share.
(d) Shares issued February 1994. Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 17,500 shares each year and the redemption of the remaining shares outstanding on July 1, 2009, in each case at $100 per share.
(e) Shares issued February 1993. Commencing in 2003 and continuing through the year 2007, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2008, in each case at $100 per share.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                   December 31,
                               1995           1994
                                 (in thousands)

First Mortgage Bonds           $  562,017     $  561,770
Installment Purchase
  Contracts                       308,971        308,087
Other Long-term Debt(a)           163,060        153,977
Notes Payable to Banks               -            40,000
Sinking Fund Debentures(b)          6,053          6,053
                                1,040,101      1,069,887
Less Portion Due Within
     One Year                       6,053        140,000

  Total                        $1,034,048     $  929,887

(a) Nuclear Fuel Disposal Costs including interest accrued.  See Note 3.
(b) Called for redemption on March 1, 1996.

   First mortgage bonds outstanding were as follows:
                                                December 31,
                                               1995       1994
                                               (in thousands)
% Rate    Due

7    1998 - May 1                             $ 35,000   $ 35,000
7.30 1999 - December 15                         35,000     35,000
7.63 2001 - June 1                              40,000     40,000
7.60 2002 - November 1                          50,000     50,000
7.70 2002 - December 15                         40,000     40,000
6.80 2003 - July 1                              20,000     20,000
6.55 2003 - October 1                           20,000     20,000
6.10 2003 - November 1                          30,000     30,000
6.55 2004 - March 1                             25,000     25,000
9.50 2021 - May 1                               10,000     10,000
9.50 2021 - May 1                               10,000     10,000
9.50 2021 - May 1                               20,000     20,000
8.75 2022 - May 1                               50,000     50,000
8.50 2022 - December 15                         75,000     75,000
7.80 2023 - July 1                              20,000     20,000
7.35 2023 - October 1                           20,000     20,000
7.20 2024 - February 1                          40,000     40,000
7.50 2024 - March 1                             25,000     25,000
Unamortized Discount (net)                      (2,983)    (3,230)

  Total                                       $562,017   $561,770

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

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                                 December 31,
                                               1995        1994
                                                (in thousands)
% Rate    Due
City of Lawrenceburg, Indiana:
7    2015 - April 1                          $ 25,000    $ 25,000
5.9  2019 - November 1                         52,000      52,000
City of Rockport, Indiana:
9-1/4     2014 - August 1                        -         50,000
6-3/4     2014 - August 1                        -         50,000
(a)  2014 - August 1                           50,000      50,000
7.6  2016 - March 1                            40,000      40,000
6.55 2025 - June 1                             50,000        -
(b)  2025 - June 1                             50,000        -
City of Sullivan, Indiana:
5.95 2009 - May 1                              45,000      45,000
Unamortized Discount                           (3,029)     (3,913)
                                              308,971     308,087
Less Portion Due
  Within One Year                                -        100,000

  Total                                      $308,971    $208,087

(a) The variable interest rate is determined weekly. The average weighted interest rate was 4.6% for 1995 and 3.8% for 1994.
(b) The adjustable interest rate can be a daily, weekly, commercial paper or term rate as designated by the Company. Initially, a weekly rate was selected during 1995 which ranged from 2.9% to 5% and averaged 4.0%.

   Under the terms of certain installment purchase contracts, the Company is required to pay amounts sufficient to enable the cities to pay interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain generating plants. On the two variable rate series the principal is payable at the stated maturities or on the demand of the bondholders at periodic interest adjustment dates which occur weekly. The variable rate bonds due in 2014 are supported by a bank letter of credit which expires in 2002. I&M has agreements that provide for brokers to remarket the variable rate bonds due in 2025 tendered at interest adjustment dates. In the event certain bonds cannot be remarketed, I&M has a standby bond purchase agreement with a bank that provides for the bank to purchase any bonds not remarketed. The purchase agreement expires in 2000. Accordingly, the variable rate installment purchase contracts have been classified for repayment purposes based on the expiration dates of the standby purchase agreement and the letter of credit.

   At December 31, 1995, annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1996                               $    6,053
  1997                                     -
  1998                                   35,000
  1999                                   35,000
  2000                                   50,000
  Later Years                           920,060
    Total                            $1,046,113

   Short-term debt borrowings are limited by provisions of the 1935 Act to $175 million. Lines of credit are shared with AEP System companies and at December 31, 1995 and 1994 were available in the amounts of $372 million and $558 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:
                                           Year-end
                             Balance       Weighted
                          Outstanding      Average
                        (in thousands)  Interest Rate
December 31, 1995:
  Note Payable              $52,200         6.1%
  Commercial Paper           37,775         6.1
    Total                   $89,975         6.1

December 31, 1994:
  Commercial Paper          $50,600         6.3%


12. COMMON SHAREHOLDER'S EQUITY:

     Mortgage indentures, debentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1995, $5.9 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

 The Company received from AEP Co., Inc. a cash capital contribution of $10 million in 1993 which was credited to paid-in capital. In 1995, 1994 and 1993 net charges to paid-in capital of $2,548,000, $422,000 and $1,224,000, respectively, represented expenses of issuing and retiring cumulative preferred stock. There were no other transactions affecting the common stock and paid-in capital accounts in 1995, 1994 and 1993.

13. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                            (in thousands)
1995
 March 31                 $327,177   $56,311   $38,388
 June 30                   307,820    51,386    33,780
 September 30              334,846    54,400    37,404
 December 31               313,314    43,626    31,520

1994
 March 31                  337,921    58,875    44,976
 June 30                   310,104    54,691    37,281
 September 30              317,061    55,469    37,736
 December 31               286,223    52,934    37,509