Form 10-K405, Exhibit 13
period 1996-12-31
INDIANA MICHIGAN POWER CO
filed 1997-03-27
CIK 50172

I&M 1996 ANNUAL REPORT

 Selected Consolidated Financial Data
                                                                    Year Ended December 31,
                                            1996             1995             1994             1993              1992
                                                                        (in thousands)
 INCOME STATEMENTS DATA:
   Operating Revenues                    $1,328,493       $1,283,157       $1,251,309       $1,202,643       $1,196,755
   Operating Expenses                     1,108,076        1,077,434        1,029,340          992,485        1,000,967
   Operating Income                         220,417          205,723          221,969          210,158          195,788
   Nonoperating Income (Loss)                 2,729            6,272            7,428             (234)          14,115
   Income Before Interest Charges           223,146          211,995          229,397          209,924          209,903
   Interest Charges                          65,993           70,903           71,895           80,580           85,920
   Net Income                               157,153          141,092          157,502          129,344          123,983
   Preferred Stock Dividend Requirement      10,681           11,791           11,681           14,256           15,452
   Earnings Applicable to Common Stock    $ 146,472       $  129,301      $   145,821       $  115,088       $  108,531

                                                                         December 31,
                                            1996             1995            1994              1993             1992
                                                                        (in thousands)
 BALANCE SHEETS DATA:
   Electric Utility Plant                $4,377,669       $4,319,564       $4,269,306       $4,290,957       $4,266,480
   Accumulated Depreciation and
      Amortization                        1,861,893        1,751,965        1,659,940        1,714,829        1,631,438
   Net Electric Utility Plant            $2,515,776       $2,567,599       $2,609,366       $2,576,128       $2,635,042

   Total Assets                          $3,897,484       $3,928,337       $3,878,035       $3,723,648       $3,608,645

   Common Stock and Paid-in Capital      $  787,856       $  787,686       $  790,234       $  790,625       $  781,818
   Retained Earnings                        269,071          235,107          216,658          177,638          171,309
   Total Common Shareholder's Equity     $1,056,927       $1,022,793       $1,006,892       $  968,263       $  953,127

   Cumulative Preferred Stock:
     Not Subject to Mandatory Redemption $   21,977       $   52,000       $   52,000       $   87,000       $  197,000
     Subject to Mandatory Redemption (a)    135,000          135,000          135,000          100,000            -
       Total Cumulative Preferred Stock  $  156,977       $  187,000       $  187,000       $  187,000       $  197,000

   Long-term Debt (a)                    $1,042,104       $1,040,101       $1,069,887       $1,073,154       $1,211,623

   Obligations Under Capital Leases (a)  $  130,965       $  142,506       $  152,589       $   98,753       $  126,689

   Total Capitalization and Liabilities  $3,897,484       $3,928,337       $3,878,035       $3,723,648       $3,608,645

 (a) Including portion due within one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Business Outlook

     With the issuance of two Federal Energy Regulatory Commission (FERC) orders and the commencement of planning for retail competition at the state level, we are in a better position to identify and develop strategies for addressing the issues that face the American Electric Power (AEP) System, Indiana Michigan Power Company and our changing industry. The industry's adjustment to greater competition in generation and sales of electricity, customer choice and the ability to fully recover costs will probably be the most significant factors affecting the Company's future profitability.
     Although the Company, as a member of the AEP System, has the financial strength, geographic reach, location and cost structure to be an able competitor, no assurance can be given that this position can be maintained. However, we intend to make every effort to maintain and strengthen our competitive position. We see a link between a smooth transition to a competitive marketplace and maintaining a strong financial position.
     The new FERC orders facilitate increased competition in both the generation and sale of bulk power to wholesale customers. They provide, among other things, for open access to transmission facilities. AEP's support of the FERC's open access transmission rule is evidenced by our being among the first to file a comparability tariff, offering access to AEP's transmission grid at 143 interconnections to all parties under the same terms and conditions available to AEP affiliates. This has provided greater opportunities for transmission service sales.
     Although customer choice proposals and discussions are under way in the states in which we operate, it is difficult to predict their result and the timing of changes, if any. We are actively involved in discussions on the state and federal level regarding whether to and how best to transition to competition in order to represent the best interests of our customers, shareholders and employees. We favor an orderly and smooth transition to a more competitive energy market because we believe that AEP will do better in the long term if it is free to compete.
     If the electric energy market evolves from cost-of-service rate-making to market-based pricing, many complex issues must be resolved, including the recovery of stranded costs. While the new FERC orders provide, under certain conditions, for recovery of stranded costs at the wholesale level, the issue of stranded cost recovery remains open at the much larger state retail level.

Stranded Costs

     Stranded costs occur when a customer switches to a new supplier for its electric energy needs or when a component of the business, for example generation, is no longer subject to cost-based regulation, creating the issue of who pays for plant investment, purchased power or fuel contracts both non-affiliated and affiliated, inventories, construction work in progress, nuclear decommissioning, plant removal and shutdown costs, previously deferred costs (regulatory assets) and other investments and commitments that are no longer needed, economic or recoverable in a competitive market. The amount of any stranded costs the Company may experience depends on the timing of and the extent to which direct competition is introduced to our business and the then-existing market price of energy.
     Under the provisions of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated financial statements in accordance with regulatory actions to match expenses and revenues in cost-based rates. In the event a portion of the business no longer met the requirements of SFAS 71, net regulatory assets would have to be written off for that portion of the business and assets tested for possible impairment. Whether an impairment exists would depend on how low the market price of energy is in competition relative to the cost of energy.
     Among other requirements the application of SFAS 71 requires that the rates charged customers be cost based. Our generation business is still cost-based regulated and should remain so for the foreseeable future. Should enabling state legislation be enacted we believe there should be at least a three to five year transition to full competition. Although the recent FERC orders provide for competition in the firm wholesale market, that market is a relatively small part of our business and our firm wholesale sales are still under cost-of-service contracts. We believe that enabling state legislation if enacted should provide for a sufficient transition period to
allow  for   the   recovery   of  any  generation-related stranded costs and
we are dedicating ourselves to work with regulators, customers and legislators to accomplish both an orderly transition and a reasonable and fair disposition of the stranded cost issue. However, if the Company were to no longer be cost-based regulated and recovery of stranded costs were not possible, results of operations and financial condition would be adversely affected.
     Since state commissions have jurisdiction over the sale and distribution of electricity to retail customers, we believe that state legislation and regulation should shape the future competitive market for electricity while federal legislation should seek to ensure reciprocity among the states and a level playing field for all power suppliers. Presently states with higher cost power, like California, are aggressively pursuing deregulation. The states the Company operates in, however, are generally addressing the call for customer choice more cautiously.

Restructuring/Functional Unbundling

     In 1996 we took some major steps to maintain and enhance the Company's competitive strength. We restructured our management and operations to allow us to comply with the new FERC orders which required separation of generation and energy sales operations from our energy transmission and delivery operations. This has achieved and should continue to achieve staffing, managerial and operating efficiencies. The generation and marketing business units are preparing for the possibility of competition in an open market for customers. Our energy delivery business expects to remain regulated and ultimately be subject to some form of incentive or performance-based ratemaking. If competition never replaces regulation we will be a more efficient and productive business as a result of our preparations which should benefit all concerned.
     Marketing and customer service efforts have been enhanced with programs like the Key Accounts Program which strives to build strong partnerships with key customers in order to build customer loyalty. In 1996 we also launched a series of new television commercials to inform our customers that we will be operating under the name, American Electric Power. The commercials are intended to position AEP as more than just a supplier of electricity. We want to be the energy and energy services provider of choice; AEP: America's Energy Partner.

Cost Containment

     In 1996 we continued our efforts to reduce costs in order to maintain our competitiveness. Reviews of our major processes led to decisions to consolidate the management and operations of internal service functions performed at multiple locations. Among the functions being consolidated are fossil generation plant maintenance, nuclear operations, system operations, accounting and load research. A study of the Company's procurement and supply chain operations led to cost reductions through better inventory management, just-in-time delivery and the increased use of electronic purchasing. Also in 1996 we completed the installation of an activity based management budgeting system. This tool will enable managers to better analyze work and control costs. While staff reductions and cost savings are being achieved in these and other areas, expenses for new marketing programs, customer services and modern efficient management information systems are being increased to prepare for competition. These expenditures for the future should produce further improvements and efficiencies, enabling the Company to maintain its position as a low-cost producer.

Fuel Costs

     Coal is 30% of the production cost of electricity. Although our coal costs per unit of electricity (per kwh) have declined we recognize that we must continue to manage our coal costs to maintain our competitive position.
As long-term coal supply contracts expire we are negotiating with non-affiliated suppliers to lower purchased coal costs. We intend to continue to prudently supplement our long-term coal supplies with spot market purchases as long as favorable spot market prices exist.

Nuclear Cost

     Significant efforts have been made to enhance our competitiveness by improving the efficiency of the Company's nuclear operations. Net generation in 1996 for the Company's only nuclear plant, the two-unit Donald C. Cook Nuclear Plant, located on the shores of Lake Michigan, was 16,396 gigawatts, the highest in the plant's 20-year history. The generation record was set in part due to Unit 2's best continuous run in its history, 226 days, reached in December 1996. Refueling costs and related outage time have been reduced.
We also reduced nuclear staff support costs in 1996 by relocating our Columbus-based nuclear management and support staff to Michigan to consolidate it with the plant staff.
     It is difficult to reduce nuclear generation costs since major cost components are impacted by federal laws and Nuclear Regulatory Commission
(NRC) regulations. The Nuclear Waste Policy Act of 1982 established federal responsibility for the permanent off-site disposal of spent nuclear fuel and high-level radioactive waste. By law we participate in the Department of Energy's (DOE's) Spent Nuclear Fuel (SNF) disposal program which is described in Note 3 of the Notes to Consolidated Financial Statements. Since 1983 our customers have paid $254 million for the disposal of spent nuclear fuel consumed at the Cook Nuclear Plant. Under the provisions of the Nuclear Waste Policy Act, collections from customers are to provide the DOE with money to build a repository for spent fuel. To date the federal government has not made sufficient progress towards a permanent repository or otherwise assuming responsibility for SNF. As long as there is a delay in the storage repository for SNF, the cost of both temporary and permanent storage will continue to increase.

     The cost to decommission the Cook Nuclear Plant is also affected by NRC regulations and the DOE's SNF disposal program. Studies completed in 1994 estimate the cost to decommission the Cook Nuclear Plant and dispose of low-level nuclear waste accumulation to range from $634 million to $988 million in 1993 nondiscounted dollars. This estimate could increase due to uncertainty in the DOE's SNF disposal program and the length of time that SNF may need to be stored at the plant site delaying decommissioning. Presently we are recovering the estimated cost of decommissioning the Cook Nuclear Plant over its remaining life. However, the Company's future results of operations and possibly its financial condition could be adversely affected if the cost of spent nuclear fuel disposal and decommissioning continues to increase and cannot be recovered in regulated rates or as a stranded cost in a future competitive market.

Environmental Matters

     We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. Indiana Michigan Power Company has spent hundreds of millions of dollars to equip our facilities with the latest economical clean air and water technologies and to research possible new technologies. We intend to continue to take a leadership role to foster economically prudent efforts to protect and preserve the environment.
     By-products from the generation of electricity include materials such as ash, slag, sludge, low-level radioactive waste and spent nuclear fuel. Coal combustion by-products are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, our generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and non-hazardous materials. The Company is currently incurring costs to safely dispose of such substances, and additional costs could be incurred to comply with new laws and regulations if enacted.
     The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) addresses clean-up of hazardous substances at disposal sites and authorized the United States Environmental Protection Agency
(Federal EPA) to administer the clean-up programs. As of year-end 1996, I&M is currently involved in litigation with respect to two sites, and has been named by the Federal EPA as a "Potentially Responsible Party" (PRP) for two other sites. There are five additional sites for which the Company has received information requests which could lead to PRP designation as well as information requests for two state administered sites. I&M's liability has been resolved for a number of sites with no significant effect on results of operations. The Company's present estimates do not anticipate material cleanup costs for identified sites for which I&M has been declared a PRP. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations and possibly financial condition would be adversely affected unless the costs can be recovered.

Results of Operations

     In 1996 net income increased $16 million or 11%. The increase is mainly attributable to increased wholesale sales, a reduction in maintenance expense and reduced financing costs. Also contributing to the 1996 increase were severance pay charges recorded in 1995 in connection with realigning operations and management and gains recorded in 1996 from emission allowance transactions. Although revenues increased 2.5% in 1995, net income declined $16 million or 10% as the result of increased operating expenses, including the unfavorable effect of a provision for severance benefits in connection with the realignment of operations, and increased federal income tax expense.

Operating Revenues and Energy Sales Increase

     Operating revenues increased 3.5% in 1996 following a 2.5% increase in 1995. The price, volume analysis of revenue variances which accounted for the improved results are:
                              Increase (Decrease)
                              From Previous Year
   (dollars in millions)       1996           1995
                          Amount    %    Amount     %

Retail:
  Price Variance          $(25.9)        $  (0.7)
  Volume Variance           32.8            29.9
                             6.9   0.8      29.2   3.3
Wholesale:
   Price Variance          (55.6)         (116.9)
   Volume Variance          89.6           121.4
                            34.0   9.5       4.5   1.3
Other Operating Revenues     4.4            (1.9)
  Total                   $ 45.3   3.5   $  31.8   2.5

     Operating revenues increased in 1996 primarily as a result of increased wholesale sales attributable to increased internal generation being supplied to the AEP System Power Pool (Power Pool) and unaffiliated utilities. The Company's share of Power Pool allocated sales increased 40% due to increased transactions with other utilities and power marketers. During 1996 the Company provided a new product, coal conversion services, to power marketers and unaffiliated utilities resulting in 1.2 billion kilowatthours of electricity being generated under a new FERC-approved interruptible tariff. Under this tariff the Company converts the coal of a wholesale customer to electricity for a fee.
     The increase in 1995 operating revenues resulted from increased energy usage by retail and unaffiliated wholesale customers. Retail energy sales increased 3% reflecting warmer summer weather and a colder fourth quarter in 1995 than in 1994 and continued growth in the number of retail customers. While wholesale energy sales increased 34%, wholesale revenues increased by only 1% in 1995. The substantial increase in wholesale energy sales was primarily due to a 69% increase in energy sales to the Power Pool reflecting the increased availability of the Company's lower cost nuclear generating capacity in 1995. During 1995 one nuclear generating unit was out of service for refueling while both units were refueled in 1994. Sales to the Company's municipal and cooperative customers and to unaffiliated utilities by the Power Pool increased primarily due to weather related factors in 1995 versus 1994. The increase in wholesale sales did not lead to a corresponding increase in revenues due to reduced capacity credits from the Power Pool and increasing competition in the wholesale energy market. Capacity credits, which are designed to allocate the cost of the AEP System's generating capacity among the members of the Power Pool based on their relative peak demands and generating reserves, were lower reflecting the effect of an increase in the Company's peak demand during 1995.

Operating Expenses Increase

     Total operating expenses increased 2.8% in 1996 or $30.6 million mainly due to the increased operation of the Company's nuclear units, increased Power Pool wholesale transactions, and higher income taxes partially offset by significant reductions in maintenance expense. In 1995, total operating expenses rose 4.7% or $48.1 million reflecting the increased operation of the Company's nuclear units and severance pay accruals. The significant changes in operating expenses were:
                               Increase (Decrease)
                               From Previous Year
dollars in millions)           1996           1995
                         Amount    %    Amount     %

Fuel                     $ 13.3    6.0  $ 21.2   10.5
Purchased Power            13.3   10.6    (5.8)  (4.4)
Other Operation             3.5    1.2    10.3    3.5
Maintenance               (26.5) (18.7)    2.4    1.7
Federal Income Taxes       23.5   43.5    15.7   40.9

     Fuel expense increased in 1996 due to a 17% increase in nuclear generation made possible by the shorter refueling outage in 1996 versus an extended refueling and maintenance outage in 1995. This increase was partially offset by a lower average price per ton of coal consumed from a favorable settlement of a coal transportation dispute. Fuel expense increased substantially in 1995 due to a 51% increase in nuclear generation reflecting the increased availability from having only one refueling outage in 1995 versus two in 1994.
     The 1996 rise in purchased power expense was mainly due to additional power purchases under an agreement with the Ohio Valley Electric Corporation, an affiliated company which is not a member of the Power Pool, and increased purchases from the Power Pool to support the Company's allocated share of higher Power Pool wholesale transactions with non-affiliated utilities. The 1995 reduction in purchased power expense can be attributed to increased availability of the Company's nuclear generation.
     Other operation expense increased in 1995 primarily due to a provision for severance pay related to the functional realignment of operations and costs related to the development of a new activity based budgeting system.
     Maintenance expense was substantially lower in 1996 due to cost-reduction measures at the Company's nuclear plant, which reduced the number of employees performing maintenance and lowered payments for contract maintenance labor.
     The increase in 1996 federal income taxes resulted from an increase in pre-tax operating income and changes in certain book/tax differences accounted for on a flow-through basis for rate-making purposes. Federal income taxes increased in 1995 primarily due to changes in certain book/tax timing differences accounted for on a flow-through basis and the effects of favorable accrual adjustments recorded in 1994 in connection with the resolution of the audit of prior years' tax returns.

Financing Costs

     A decline in interest charges occurred in 1996 due to debt repayments and a refinancing program which lowered interest rates.

Construction Spending

     Gross plant and property additions were $144 million in 1996 and $151 million in 1995. Management estimates construction expenditures for the next three years to be $340 million with no major new generating plant construction planned. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings, preferred stock issuances and investments in common equity by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.) However, all of the construction expenditures for the next three years are expected to be financed with internally generated funds.

Liquidity and Capital Resources

     When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1996, $409 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $175 million. Periodic reductions of outstanding short-term debt are made through issuances of long-term debt and preferred stock and through additional capital contributions by the parent company.
     The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1996, the mortgage bonds and preferred stock coverage ratios were 6.66 and 3.07, respectively.
     In January 1997 a tender offer was announced for all of the Company's preferred stock in conjunction with a special meeting scheduled to be held on February 28, 1997. The special meeting's purpose is to consider amendments to the Company's articles of incorporation to remove certain capitalization ratio requirements. These restrictions limit the Company's financial flexibility and could place it at a competitive disadvantage in the future. The amount paid to redeem the preferred stock that is tendered could total as much as $154 million. A combination of short-term debt and unsecured long-term debt is expected to be used to pay for the preferred stock tendered.

Litigation

     The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations and/or financial condition.

Effects of Inflation

     Inflation affects the Company's cost of replacing utility plant and the cost of operating and maintaining plant. The rate-making process generally limits our recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset the negative impact of inflation.

Corporate Owned Life Insurance

   In connection with the audit of the AEP System's 1991, 1992 and 1993 consolidated federal income tax returns the Internal Revenue Service (IRS) agents sought a ruling from the IRS National Office that certain interest deductions relating to a corporate owned life insurance (COLI) program should not be allowed. The Company established the COLI program in 1990 as a part of its strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $51 million (including interest). Management believes it will ultimately prevail on this issue and will vigorously contest any disallowance that may be assessed.
     In 1996 Congress enacted legislation that prospectively phases out the tax benefits for COLI interest deductions over a three year period beginning in 1996. As a result the Company intends to restructure its COLI program. The restructuring of the COLI program is not expected to have a material impact on results of operations.

New Accounting Rule

     In 1996 the Financial Accounting Standards Board (FASB) issued an exposure draft "Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets." The Company generally records such liabilities over the life of its plant commensurate with rate recovery. The exposure draft proposes that the present value of decommissioning and certain other closure or removal obligations be recorded as a liability when the obligation is incurred. A corresponding asset would be recorded in the plant investment account and recovered through depreciation charges over the asset's life. A proposed transition rule would require that an entity report in income the cumulative effect of initially applying the new standard. However, as a cost-based rate-regulated entity, the Company would expect to record a corresponding regulatory asset for the cumulative effect of initially applying the new standard. The FASB is reconsidering several aspects of the exposure draft. It is unclear at this time what, if any, changes the FASB will make to the proposal. Until it becomes apparent what the FASB will decide and how certain questions raised by the exposure draft are resolved the Company cannot determine its ultimate impact.

INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of
Directors of Indiana Michigan Power Company:

We have audited the accompanying consolidated balance sheets of Indiana Michigan Power Company and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Indiana Michigan Power Company and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Columbus, Ohio
February 25, 1997

Consolidated Statements of Income
                                                                         Year Ended December 31,
                                                            1996                1995                 1994
                                                                           (in thousands)
OPERATING REVENUES                                        $1,328,493          $1,283,157           $1,251,309

OPERATING EXPENSES:
   Fuel                                                      236,237             222,967              201,739
   Purchased Power                                           138,687             125,413              131,234
   Other Operation                                           310,513             306,967              296,625
   Maintenance                                               115,300             141,813              139,423
   Depreciation and Amortization                             140,437             138,814              136,244
   Amortization of Rockport Plant Unit 1
     Phase-in Plan Deferrals                                  15,644              15,644               15,644
   Taxes Other Than Federal Income Taxes                      73,729              71,791               70,078
   Federal Income Taxes                                       77,529              54,025               38,353
                Total Operating Expenses                   1,108,076           1,077,434            1,029,340

OPERATING INCOME                                             220,417             205,723              221,969

NONOPERATING INCOME                                            2,729               6,272                7,428

INCOME BEFORE INTEREST CHARGES                               223,146             211,995              229,397

INTEREST CHARGES                                              65,993              70,903               71,895

NET INCOME                                                   157,153             141,092              157,502

PREFERRED STOCK DIVIDEND REQUIREMENTS                         10,681              11,791               11,681

EARNINGS APPLICABLE TO COMMON STOCK                      $   146,472          $  129,301           $  145,821

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
                                                                        Year Ended December 31,
                                                             1996                1995                 1994
                                                                            (in thousands)
OPERATING ACTIVITIES:
   Net Income                                               $ 157,153           $ 141,092            $ 157,502
   Adjustments for Noncash Items:
      Depreciation and Amortization                           148,123             148,441              146,966
      Amortization of Rockport Plant Unit 1
         Phase-in Plan Deferrals                               15,644              15,644               15,644
      Amortization (Deferral) of Incremental Nuclear
         Refueling Outage Expenses (net)                        7,662               8,684              (18,779)
      Deferred Federal Income Taxes                           (24,687)            (23,564)             (19,775)
      Deferred Investment Tax Credits                          (8,729)             (9,004)             (13,877)
  Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                               (10,235)              4,121               (7,200)
      Fuel, Materials and Supplies                                903              (6,255)              (3,423)
      Accrued Utility Revenues                                  5,642              (3,355)              (5,940)
      Accounts Payable                                          1,186              (2,431)               5,219
      Taxes Accrued                                            (6,296)              8,075                9,148
   Other (net)                                                  7,975             (23,099)             (12,145)
        Net Cash Flows From Operating Activities              294,341             258,349              253,340

INVESTING ACTIVITIES:
   Construction Expenditures                                  (95,046)           (117,785)            (118,094)
   Long-term Receivable from Customer
      for Construction of Facilities                               62             (18,733)              -
   Proceeds from Sales of Property and Other                    2,714               9,325                2,038
        Net Cash Flows Used For Investing Activities          (92,270)           (127,193)            (116,056)

FINANCING ACTIVITIES:
   Issuance of Cumulative Preferred Stock                       -                   -                   34,618
   Issuance of Long-term Debt                                  38,579              96,819               89,221
   Retirement of Cumulative Preferred Stock                   (30,568)              -                  (35,798)
   Retirement of Long-term Debt                               (46,091)           (141,122)            (101,833)
   Change in Short-term Debt (net)                            (46,475)             39,375                  525
   Dividends Paid on Common Stock                            (112,508)           (110,852)            (106,608)
   Dividends Paid on Cumulative Preferred Stock               (10,498)            (11,560)             (11,254)
       Net Cash Flows Used For Financing Activities          (207,561)           (127,340)            (131,129)
Net Increase (Decrease) in Cash and
  Cash Equivalents                                             (5,490)              3,816                6,155
Cash and Cash Equivalents January 1                            13,723               9,907                3,752
Cash and Cash Equivalents December 31                       $   8,233           $  13,723            $   9,907

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                            December 31,
                                                        1996             1995
                                                           (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                         $2,525,969       $2,507,667
   Transmission                                          881,407          867,541
   Distribution                                          696,069          666,810
   General (including nuclear fuel)                      189,619          186,959
   Construction Work in Progress                          84,605           90,587
                 Total Electric Utility Plant          4,377,669        4,319,564
   Accumulated Depreciation and Amortization           1,861,893        1,751,965
                 NET ELECTRIC UTILITY PLANT            2,515,776        2,567,599

NUCLEAR DECOMMISSIONING AND SPENT NUCLEAR
 FUEL DISPOSAL TRUST FUNDS                               490,778          433,619

OTHER PROPERTY AND INVESTMENTS                           154,265          150,994

CURRENT ASSETS:
   Cash and Cash Equivalents                               8,233           13,723
   Accounts Receivable:
      Customers                                           90,656           82,434
      Affiliated Companies                                13,727           21,881
      Miscellaneous                                       21,439           11,450
      Allowance for Uncollectible Accounts                  (156)            (334)
   Fuel - at average cost                                 23,977           29,093
   Materials and Supplies - at average cost               77,074           72,861
   Accrued Utility Revenues                               38,295           43,937
   Prepayments                                            10,271           10,191
                 TOTAL CURRENT ASSETS                    283,516          285,236

REGULATORY ASSETS                                        421,692          458,525

DEFERRED CHARGES                                          31,457           32,364

                     TOTAL                            $3,897,484       $3,928,337

See Notes to Consolidated Financial Statements.

                                                                        December 31,
                                                                   1996             1995
                                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 2,500,000 Shares
      Outstanding - 1,400,000 Shares                            $    56,584      $    56,584
   Paid-in Capital                                                  731,272          731,102
   Retained Earnings                                                269,071          235,107
                Total Common Shareholder's Equity                 1,056,927        1,022,793
   Cumulative Preferred Stock:
       Not Subject to Mandatory Redemption                           21,977           52,000
       Subject to Mandatory Redemption                              135,000          135,000
   Long-term Debt                                                 1,042,104        1,034,048
                TOTAL CAPITALIZATION                              2,256,008        2,243,841

OTHER NONCURRENT LIABILITIES:
   Nuclear Decommissioning                                          313,845          269,392
   Other                                                            174,903          184,103
                TOTAL OTHER NONCURRENT LIABILITIES                  488,748          453,495

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                               -                  6,053
   Short-term Debt                                                   43,500           89,975
   Accounts Payable - General                                        31,015           37,744
   Accounts Payable - Affiliated Companies                           30,877           22,962
   Taxes Accrued                                                     65,400           71,696
   Interest Accrued                                                  15,281           16,158
   Obligations Under Capital Leases                                  29,740           31,776
   Other                                                             66,436           74,463
                TOTAL CURRENT LIABILITIES                           282,249          350,827

DEFERRED INCOME TAXES                                               594,879          612,147

DEFERRED INVESTMENT TAX CREDITS                                     146,473          155,202

DEFERRED GAIN ON SALE AND LEASEBACK - ROCKPORT PLANT UNIT 2          96,125           99,832

DEFERRED CREDITS                                                     33,002           12,993

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                        $3,897,484       $3,928,337

Consolidated Statements of Retained Earnings
                                                     Year Ended December 31,
                                                 1996          1995         1994
                                                         (in thousands)
Retained Earnings January 1                     $235,107      $216,658     $177,638
Net Income                                       157,153       141,092      157,502
                                                 392,260       357,750      335,140
Deductions:
  Cash Dividends Declared:
     Common Stock                                112,508       110,852      106,608
     Cumulative Preferred Stock:
        4-1/8% Series                                495           495          495
        4.56%  Series                                273           273          273
        4.12%  Series                                165           165          165
        5.90%  Series                              2,360         2,360        2,360
        6-1/4% Series                              1,875         1,875        1,875
        6.30%  Series                              2,205         2,205        1,978
        6-7/8% Series                              2,063         2,063        2,063
        7.08%  Series                                531         2,124        2,124
        7.76%  Series                                -             -            317
               Total Cash Dividends Declared     122,475       122,412      118,258
  Capital Stock Expense                              714           231          224
               Total Deductions                  123,189       122,643      118,482

Retained Earnings December 31                   $269,071      $235,107     $216,658

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Indiana Michigan Power Company (the Company or I&M) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power to 542,000 retail customers in its service territory of northern and eastern Indiana and a portion of southwestern Michigan. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power (AEP) System Power Pool (Power Pool). As a member of the Power Pool and a signatory company to the AEP Transmission Equalization Agreement, its facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

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

Principles of Consolidation

   The consolidated financial statements include I&M and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

   As a cost-based rate-regulated entity, I&M's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate-regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation.

Use of Estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of sal-vage, are deducted from accumulated depreciation.

   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1996, 1995 and 1994 were not significant.

Depreciation and Amortization

   Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

                                          Composite
Functional Class                          Depreciation
of Property                               Annual Rates

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

Fuel Costs

   Fuel costs are matched with revenues in accordance with rate commission orders. Revenues are accrued related to unrecovered fuel in both retail jurisdictions and for replacement power costs in the Michigan jurisdiction until approved for billing. If the Company's earnings exceed the allowed return in the Indiana jurisdiction, based on a twenty quarter rolling average, the fuel clause mechanism provides for the refunding of the excess earnings to ratepayers. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Levelization of Nuclear Refueling Outage Costs

   Incremental operation and maintenance costs associated with refueling outages at the Donald C. Cook Nuclear Plant (Cook Plant) are deferred commensurate with their rate-making treatment and amortized over the period (generally eighteen months) beginning with the commencement of an outage and ending with the beginning of the next outage.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

   Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates.
The Company's policy with regard to investment tax credits for nonutility property is to practice the flow-through method of accounting.

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

   Redemption premiums paid to reacquire preferred stock are deferred, debited to paid-in capital and amortized to reduce retained earnings in accordance with rate-making treatment. The excess of par value over costs of preferred stock reacquired is credited to paid-in capital and amortized to retained earnings.

Nuclear Decommissioning and Spent Nuclear Fuel Disposal Trust Funds

  Securities held in trust funds for decommissioning nuclear facilities and for the disposal of spent nuclear fuel are recorded at market value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities in the trust funds have been classified as available-for-sale due to their long-term purpose. Due to the rate-making process, adjustments for unrealized gains and losses are not reported in equity but result in adjustments to regulatory assets and liabilities.

Other Property and Investments

   Other property and investments are stated at cost.


2. EFFECTS OF REGULATION AND PHASE-IN
    PLANS:

   In accordance with SFAS 71 the consolidated financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and the regulatory liabilities are expected to reduce future cost recoveries. Among other things , application of SFAS 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business were to no longer meet those requirements net regulatory assets would have to be written off for that portion of the business and assets would have to be tested for possible impairment.

     Regulatory assets and liabilities are comprised of the following:
                                        December 31,
                                     1996       1995
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
    Future Income Taxes            $317,059   $309,640
  Department of Energy
    Decontamination and
    Decommissioning Assessment       45,994     48,862
  Rate Phase-in Plan Deferrals       11,871     27,515
  Nuclear Refueling
    Outage Cost Levelization         15,805     23,467
  Unamortized Loss On
    Reacquired Debt                  19,388     20,827
  Other                              11,575     28,214
    Total Regulatory Assets        $421,692   $458,525

Regulatory Liabilities:
  Deferred Investment Tax Credits  $146,473   $155,202
  Other*                                 16      1,576
    Total Regulatory Liabilities   $146,489   $156,778

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

  Rate phase-in plans in the Company's Indiana and FERC jurisdictions for its share of Rockport 1 provide for the recovery and straight-line amortization through 1997 of prior-year deferrals. Unamortized deferred amounts under the phase-in plans were $11.9 million and $27.5 million at December 31, 1996 and 1995, respectively. Amortization was $15.6 million in 1996, 1995 and 1994.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1997-1999 are estimated to be $340 million.

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

Nuclear Plant

   I&M owns and operates the two-unit 2,110 mw Donald C. Cook Nuclear Plant under licenses granted by the Nuclear Regulatory Commission. The operation of a nuclear facility involves special risks, potential liabilities, and specific regulatory and safety requirements. Should a nuclear incident occur at any nuclear power plant facility in the United States, the resultant liability could be substantial. By agreement I&M is partially liable together with all other electric utility companies that own nuclear generating units for a nuclear power plant incident. In the event nuclear losses or liabilities are underinsured or exceed accumulated funds and recovery is not possible, results of operations and financial condition would be negatively affected.

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

     Nuclear insurance pools and other insurance policies provide $3.6 billion of property damage, decommissioning and decontamination coverage for Cook Plant. Additional insurance provides coverage for extra costs resulting from a prolonged accidental Cook Plant outage. Some of the policies have deferred premium provisions which could be triggered by losses in excess of the insurer's resources. The losses could result from claims at the Cook Plant or certain other non-affiliated nuclear units. The Company could be assessed up to $35.8 million annually under these policies.

Spent Nuclear Fuel Disposal

     Federal law provides for government responsibility for permanent spent nuclear fuel disposal and assesses nuclear plant owners fees for spent fuel disposal. A fee of one mill per kilowatthour for fuel consumed after April 6, 1983 is being collected from customers and remitted to the U.S. Treasury. Fees and related interest of $172 million for fuel consumed prior to April 7, 1983 have been recorded as long-term debt. I&M has not paid the government the pre-April 1983 fees due to continued delays and uncertainties related to the federal disposal program. At December 31, 1996, funds collected from customers towards the pre-April 1983 fee and related earnings thereon approximate the liability.

Decommissioning and Low Level Waste Accumulation Disposal

     Decommissioning costs are accrued over the service life of the Cook Plant. The licenses to operate the two nuclear units expire in 2014 and 2017. After expiration of the licenses the plant is expected to be decommissioned through dismantlement. The Company's latest estimate for decommissioning and low level radioactive waste accumulation disposal costs range from $634 million to $988 million in 1993 nondiscounted dollars. The wide range is caused by variables in assumptions including the estimated length of time spent nuclear fuel must be stored at the plant subsequent to ceasing operations. This in turn depends on future developments in the federal government's spent nuclear fuel disposal program. Continued delays in the federal fuel disposal program can result in increased decommissioning costs. The Company is recovering estimated decommissioning costs in its three rate-making jurisdictions based on at least the lower end of the range in the most recent decommissioning study at the time of the last rate proceeding. The Company records decommissioning costs in other operation expense and records a noncurrent liability equal to the decommissioning cost recovered in rates; such amount was $27 million in 1996, $30 million in 1995 including $4 million of special deposits and $26 million in 1994. Decom-missioning costs recovered from customers are deposited in external trusts. Trust fund earnings increase the fund assets and the recorded liability and decrease the amount needed to be recovered from ratepayers. At December 31, 1996 the Company has recognized a decommissioning liability of $314 million which is included in other noncurrent liabilities.


4. RELATED PARTY TRANSACTIONS:

     Benefits and costs of the AEP System's generating plants are shared by members of the Power Pool. Under the terms of the AEP System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the AEP System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool. The Company is a net supplier to the pool and, therefore, receives capacity credits from the Power Pool.

     Operating revenues include revenues for capacity and energy supplied to the Power Pool as follows:

                            Year Ended December 31,
                          1996        1995       1994
                                 (in thousands)

Capacity Revenues       $ 57,594    $ 59,918   $ 88,183
Energy Revenues           98,162      83,799     52,274

     Total              $155,756    $143,717   $140,457

     Purchased power expense includes charges of $34.5 million in 1996, $25.4 million in 1995 and $33.1 million in 1994 for energy received from the Power Pool.

     Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of the wholesale power pool sales included in operating revenues were $73.4 million in 1996, $52.6 million in 1995 and $54.1 million in 1994.

     In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $8.1 million in 1996, $10.7 million in 1995 and $14.2 million in 1994. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

     The cost of power purchased from AEGCo, an affiliated company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $85.4 million, $85.2 million and $82.4 million in 1996, 1995 and 1994, respectively.

   The cost of power purchased from Ohio Valley Electric Corporation, an affiliated but non-associated Company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $10.7 million, $4.0 million and $.9 million in 1996, 1995 and 1994, respectively.

     The Company operates the Rockport Plant and bills AEGCo for its share of operating costs.

     AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of owner-ship in proportion to the AEP System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization credits of $46.3 million, $46.7 million and $50.3 million in 1996, 1995 and 1994, respectively.

     Revenues from providing barging services were recorded in nonoperating income as follows:

                            Year Ended December 31,
                          1996        1995       1994
                                 (in thousands)

Affiliated Companies    $22,740     $23,160    $24,001
Unaffiliated Companies    6,776       6,992      5,021
     Total              $29,516     $30,152    $29,022

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


5. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. Net pension costs for the years ended December 31, 1996, 1995 and 1994 were $4.1 million, $2.7 million and $5 million, respectively.
     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $3.7 million in 1996 and $3.9 million in 1995 and 1994.
     Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. The funding policy for OPEB cost is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $8.4 million in 1996, $10.3 million in 1995, and $6.6 million in 1994. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The Company's annual accrued costs for 1996, 1995 and 1994 required by SFAS 106 for employees and retirees were $12.8 million, $13.6 million and $13.2 million, respectively.

6. SUPPLEMENTARY INFORMATION:

                              Year Ended December 31,
                           1996        1995       1994
                                  (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)  $ 64,117    $71,457    $68,946
  Income Taxes             125,707     88,675     85,854
Noncash Acquisitions
  Under Capital
  Leases were               48,305     32,073     92,199

   In connection with the 1996 early termination of a western coal land sublease the Company will receive cash payments from the lessee of $30.8 million over a ten year period which has been recorded at a net present value of $22.8 million. In connection with the 1995 sale of western coal land and equipment the Company will receive cash payments from the buyer of $31.5 million over a six year period which has been recorded at a net present value of $26.9 million. In connection with construction of facilities in 1995 to provide service to a new customer the Company will receive cash payments of $21.4 million plus accrued interest over 20 years. The long-term portion of these receivables is recorded as other property and investments and the current portion is recorded as miscellaneous accounts receivable.

7. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                                    Year Ended December 31,
                                                       1996                  1995                  1994
                                                                        (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                            $110,133              $ 75,686              $ 64,565
  Deferred                                            (24,730)              (13,732)              (18,057)
  Deferred Investment Tax Credits                      (7,874)               (7,929)               (8,155)
        Total                                          77,529                54,025                38,353
Charged (Credited) to Nonoperating Income (net):
  Current                                                 182                12,872                 1,390
  Deferred                                                 43                (9,832)               (1,718)
  Deferred Investment Tax Credits                        (855)               (1,075)               (5,722)
        Total                                            (630)                1,965                (6,050)
Total Federal Income Taxes as Reported               $ 76,899              $ 55,990              $ 32,303

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                                  Year Ended December 31,
                                                     1996                  1995                  1994
                                                                      (in thousands)
Net Income                                         $157,153              $141,092              $157,502
Federal Income Taxes                                 76,899                55,990                32,303
Pre-tax Book Income                                $234,052              $197,082              $189,805

Federal Income Tax on Pre-tax Book Income at
  Statutory Rate (35%)                              $81,918               $68,979              $ 66,432
Increase (Decrease) in Federal Income Tax
  Resulting From the Following Items:
    Depreciation                                     13,880                 8,954                (1,033)
    Corporate Owned Life Insurance                   (2,178)               (5,187)               (4,521)
    Nuclear Fuel Disposal Costs                      (3,096)               (3,060)               (4,498)
    Investment Tax Credits (net)                     (8,729)               (9,004)              (13,875)
    Other                                            (4,896)               (4,692)              (10,202)
Total Federal Income Taxes as Reported              $76,899               $55,990              $ 32,303

Effective Federal Income Tax Rate                      32.9%                 28.4%                 17.0%

     The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:
                                    December 31,
                                  1996        1995
                                   (in thousands)

Deferred Tax Assets            $ 241,842   $ 221,604
Deferred Tax Liabilities        (836,721)   (833,751)
  Net Deferred Tax Liabilities $(594,879)  $(612,147)

Property Related
 Temporary Differences         $(480,818)  $(490,986)
Amounts Due From Customers
  For Future Federal
  Income Taxes                   (79,658)    (83,277)
Deferred State Income Taxes      (89,471)    (71,712)
Deferred Net Gain -
  Rockport Plant Unit 2           33,644      34,941
All Other (net)                   21,424      (1,113)
    Total Net Deferred
      Tax Liabilities          $(594,879)  $(612,147)

     The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the AEP System companies giving rise to them in determining their current tax expense. The tax loss of the parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

     The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $51 million (including interest).
Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Nuclear Trust Funds Recorded at Market Value

     The trust investments are recorded at market value in accordance with SFAS 115 and consist of long-term tax-exempt municipal bonds and other securities.

     At December 31, 1996 and 1995 the fair values of trust investments were $491 million and $434 million, respectively. Accumulated gross unrealized holding gains were $22 million and $19.1 million and accumulated gross unrealized holding losses were $1.2 million and $1 million at December 31, 1996 and 1995, respectively. The change in market value in 1996 was a net unrealized holding gain of $2.6 million, in 1995 a net unrealized holding gain of $24.9 million and in 1994 a net unrealized holding loss of $27.1 million.

     The trust investments' cost basis by security type were:
                                   December 31,
                               1996            1995
                                  (in thousands)
  Tax-Exempt Bonds           $340,290        $336,073
  Equity Securities            54,389          24,101
  Treasury bonds               26,958          12,992
  Corporate Bonds               7,977           1,971
  Cash, Cash Equivalents
   and Interest Accrued        40,430          40,356
    Total                    $470,044        $415,493

     Proceeds from sales and maturities of securities of $115.3 million during 1996 resulted in $2.6 million of realized gains and $2.1 million of realized losses. Proceeds from sales and maturities of securities of $78.2 million during 1995 resulted in $1.4 million of realized gains and $0.3 million of realized losses. During 1994 proceeds from sales and maturities of securities of $20.1 million resulted in $52,000 of realized gains and $155,000 of realized losses. The cost of securities for determining realized gains and losses is original acquisition cost including amortized premiums and discounts.

     At December 31, 1996, the year of maturity of trust fund investments, other than equity securities, was:
                               (in thousands)

        1997                      $ 56,452
        1998-2001                  120,327
        2002-2006                  163,250
        After 2006                  75,626
          Total                   $415,655

Other Financial Instruments Recorded at Historical Cost

     The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the
short-term maturity of these instruments.   Fair values for preferred stocks
subject to mandatory redemption were $137 million and $140 million at December 31, 1996 and 1995, respectively, and for long-term debt were $1.1 billion at each year end. The carrying amounts for preferred stock subject to mandatory redemption were $135 million at each year end and for long-term debt were $1.0 billion at December 31, 1996 and 1995. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The carrying amount of the pre-April 1983 spent nuclear fuel disposal liability approximates the estimated fair value.


9. LEASES:

     Leases of property, plant and equipment are for periods of up to 35 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

     Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                            Year Ended December 31,
                          1996       1995       1994
                                (in thousands)

Operating Leases        $ 96,096   $ 96,472   $104,519
Amortization of
  Capital Leases          55,789     45,843     30,875
Interest on
  Capital Leases          10,624      9,987      7,643
      Total Rental
        Costs           $162,509   $152,302   $143,037

     Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                     December 31,
                                  1996          1995
                                    (in thousands)
Electric Utility Plant:
  Production                   $  7,410        $ 9,346
  Distribution                   14,699         14,753
  General:
    Nuclear Fuel
      (net of amortization)      59,681         69,442
    Other                        60,949         54,554
      Total Electric Utility
        Plant                   142,739        148,095
  Accumulated Amortization       28,598         24,933
      Net Electric Utility
        Plant                   114,141        123,162

Other Property                   19,035         22,361
Accumulated Amortization          2,211          3,017
      Net Other Property         16,824         19,344
        Net Properties under
          Capital Leases       $130,965       $142,506

Capital Lease Obligations:*
  Noncurrent Liability         $101,225       $110,730
  Liability Due Within
   One Year                      29,740         31,776
    Total Capital
      Lease Obligations        $130,965       $142,506

* Represents the present value of future minimum lease payments.


     The noncurrent portion of capital lease obligations is included in other noncurrent liabilities in the Consolidated Balance Sheets.

     Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

     Future minimum lease payments consisted of the following at December 31, 1996:
                                               Non-
                                            Cancelable
                              Capital       Operating
                              Leases          Leases
                                 (in thousands)

     1997                    $ 14,685      $   96,294
     1998                      12,474          91,397
     1999                      11,027          91,551
     2000                       9,848          91,403
     2001                       8,281          90,802
     Later Years               36,371       1,749,187
     Total Future Minimum
       Lease Payments          92,686(a)   $2,210,634
     Less Estimated
       Interest Element        21,402
     Estimated Present
      Value of Future
      Minimum Lease
      Payments                 71,284
     Unamortized Nuclear
      Fuel                     59,681
       Total                 $130,965

(a) Excludes nuclear fuel rentals which are paid in proportion to heat produced and carrying charges on the unamortized nuclear fuel balance. There are no minimum lease payment requirements for leased nuclear fuel.

10.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1996, authorized shares of cumulative preferred stock were as follows:

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

   In January 1997 a tender offer for all series of preferred stock was announced. In conjunction with the tender offer a special shareholders' meeting was scheduled to be held on February 28, 1997 for the purpose of considering amendments to the Company's articles of incorporation to remove certain capitalization ratio requirements.

A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:
               Call Price                                                        Shares                 Amount
               December 31,     Par         Number of Shares Redeemed          Outstanding           December 31,
 Series           1996         Value         Year Ended December 31,        December 31, 1996      1996       1995
                                            1996       1995       1994                              (in thousands)
4-1/8%         $106.125        $100          233         -          -            119,767          $ 11,977  $ 12,000
4.56%           102             100           -          -          -             60,000             6,000     6,000
4.12%           102.728         100           -          -          -             40,000             4,000     4,000
7.08%           N/A             100      300,000         -          -               -                 -       30,000
                                                                                                  $ 21,977  $ 52,000

B. Cumulative Preferred Stock Subject to Mandatory Redemption:
                                                                                  Shares                Amount
                                           Par                                  Outstanding          December 31.
Series(a)                                 Value                              December 31, 1996     1996        1995
                                                                                                     (in thousands)
5.90% (b)                                 $100                                    400,000         $ 40,000  $ 40,000
6-1/4%(c)                                  100                                    300,000           30,000    30,000
6.30% (d)                                  100                                    350,000           35,000    35,000
6-7/8%(e)                                  100                                    300,000           30,000    30,000
                                                                                                  $135,000  $135,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 2002.
(b) Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 20,000 shares each year and the redemption of the remaining shares outstanding on January 1, 2009, in each case at $100 per share.
(c) Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2009, in each case at $100 per share.
(d) Commencing in 2004 and continuing through the year 2008, a sinking fund will require the redemption of 17,500 shares each year and the redemption of the remaining shares outstanding on July 1, 2009, in each case at $100 per share.
(e) Commencing in 2003 and continuing through the year 2007, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2008, in each case at $100 per share.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                   December 31,
                               1996           1995
                                 (in thousands)

First Mortgage Bonds        $  522,507     $  562,017
Installment Purchase
  Contracts                    309,120        308,971
Other Long-term Debt (a)       171,706        163,060
Junior Subordinated
 Deferrable Interest
 Debentures (b)                 38,771           -
Sinking Fund Debentures (c)       -             6,053
                             1,042,104      1,040,101
Less Portion Due Within
  One Year                        -             6,053
  Total                     $1,042,104     $1,034,048

(a) Nuclear Fuel Disposal Costs including interest accrued.  See Note 3.
(b) 8% - Due March 31, 2026 - $40,000,000 Outstanding less $1,228,500 discount.
(c) Called for redemption on March 1, 1996.

  First mortgage bonds outstanding were as follows:

                                             December 31,
                                           1996       1995
                                            (in thousands)
% Rate              Due

7                   1998 - May 1             $ 35,000   $ 35,000
7.30                1999 - December 15         35,000     35,000
7.63                2001 - June 1              40,000     40,000
7.60                2002 - November 1          50,000     50,000
7.70                2002 - December 15         40,000     40,000
6.80                2003 - July 1              20,000     20,000
6.55                2003 - October 1           20,000     20,000
6.10                2003 - November 1          30,000     30,000
6.55                2004 - March 1             25,000     25,000
9.50                2021 - May 1                 -        10,000
9.50                2021 - May 1                 -        10,000
9.50                2021 - May 1                 -        20,000
8.75                2022 - May 1               50,000     50,000
8.50                2022 - December 15         75,000     75,000
7.80                2023 - July 1              20,000     20,000
7.35                2023 - October 1           20,000     20,000
7.20                2024 - February 1          40,000     40,000
7.50                2024 - March 1             25,000     25,000
Unamortized Discount (net)                 (2,493)    (2,983)
  Total                                  $522,507   $562,017

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

  Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                                 December 31,
                                               1996        1995
                                               (in thousands)
% Rate              Due
City of Lawrenceburg, Indiana:
7                   2015 - April 1           $ 25,000    $ 25,000
5.9                 2019 - November 1          52,000      52,000
City of Rockport, Indiana:
(a)                 2014 - August 1            50,000      50,000
7.6                 2016 - March 1             40,000      40,000
6.55                2025 - June 1              50,000      50,000
(b)                 2025 - June 1              50,000      50,000
City of Sullivan, Indiana:
5.95                2009 - May 1               45,000      45,000
Unamortized Discount                           (2,880)     (3,029)
  Total                                      $309,120    $308,971

(a) The variable interest rate is determined weekly. The average weighted interest rate was 3.5% for 1996 and 4.6% for 1995.
(b) The adjustable interest rate can be a daily, weekly, commercial paper or term rate as designated by the Company. A weekly rate was selected which ranged from 2.4% to 5.0% in 1996 and from 2.9% to 5% in 1995 and averaged 3.4% and 4.0% during 1996 and 1995, respectively.

   Under the terms of certain installment purchase contracts, the Company is required to pay amounts sufficient to enable the cities to pay interest on and the principal (at stated maturities and upon mandatory redemption) of related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain generating plants. On the two variable rate series the principal is payable at the stated maturities or on the demand of the bondholders at periodic interest adjustment dates which occur weekly. The variable rate bonds due in 2014 are supported by a bank letter of credit which expires in 2002. I&M has agreements that provide for brokers to remarket the adjustable rate bonds due in 2025 tendered at interest adjustment dates. In the event certain bonds cannot be remarketed, I&M has a standby bond purchase agreement with a bank that provides for the bank to purchase any bonds not remarketed. The purchase agreement expires in 2000. Accordingly, the variable and adjustable rate installment purchase contracts have been classified for repayment purposes based on the expiration dates of the standby purchase agreement and the letter of credit.

  At December 31, 1996, future annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1998                               $   35,000
  1999                                   35,000
  2000                                   50,000
  2001                                   40,000
  Later Years                           888,706
    Total                            $1,048,706

   Short-term debt borrowings are limited by provisions of the 1935 Act to $175 million. Lines of credit are shared with AEP System companies and at December 31, 1996 and 1995 were available in the amounts of $409 million and $372 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit.

Outstanding short-term debt consisted of:

                                          Year-end
                            Balance       Weighted
                          Outstanding      Average
                        (in thousands)  Interest Rate
December 31, 1996:
  Note Payable              $ 3,900         5.5%
  Commercial Paper           39,600         7.2
    Total                   $43,500         7.0

December 31, 1995:
  Note Payable              $52,200         6.1%
  Commercial Paper           37,775         6.1
    Total                   $89,975         6.1

12. COMMON SHAREHOLDER'S EQUITY:

   Mortgage indentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1996, $5.9 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

  In 1996 and 1995 net changes in paid-in capital of $170,000 and $(2,548,000), respectively, represented gains and expenses associated with cumulative preferred stock transactions.


13. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                   (in thousands)
1996
 March 31                 $329,883   $53,018   $35,767
 June 30                   323,494    50,430    33,507
 September 30              339,847    61,123    44,546
 December 31               335,269    55,846    43,333

1995
 March 31                  327,177    56,311    38,388
 June 30                   307,820    51,386    33,780
 September 30              334,846    54,400    37,404
 December 31               313,314    43,626    31,520