Form 10-K405, Exhibit 13
period 1997-12-31
INDIANA MICHIGAN POWER CO
filed 1998-03-27
CIK 50172

IMP 1997 ANNUAL REPORT

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Selected Consolidated Financial Data


                                                 Year Ended December 31,
                            1997           1996           1995           1994           1993
                                                      (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues     $1,391,917     $1,328,493     $1,283,157     $1,251,309     $1,202,643
  Operating Expenses      1,184,129      1,108,076      1,077,434      1,029,340        992,485
  Operating Income          207,788        220,417        205,723        221,969        210,158
  Nonoperating Income
    (Loss)                    4,415          2,729          6,272          7,428            (234)
  Income Before Interest
    Charges                 212,203        223,146        211,995        229,397        209,924
  Interest Charges           65,463         65,993         70,903         71,895         80,580
  Net Income                146,740        157,153        141,092        157,502        129,344
  Preferred Stock
    Dividend Requirements     5,736         10,681         11,791         11,681         14,256
  Earnings Applicable to
    Common Stock         $  141,004     $  146,472     $  129,301     $  145,821     $  115,088


                                                       December 31,
                            1997           1996           1995           1994           1993
                                                      (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant $4,514,497     $4,377,669     $4,319,564     $4,269,306     $4,290,957
  Accumulated
    Depreciation and
     Amortization         1,973,937      1,861,893      1,751,965      1,659,940      1,714,829
  Net Electric Utility
    Plant                $2,540,560     $2,515,776     $2,567,599     $2,609,366     $2,576,128

  Total Assets           $3,967,798     $3,897,484     $3,928,337     $3,878,035     $3,723,648

  Common Stock and
    Paid-in Capital      $  789,056     $  787,856     $  787,686     $  790,234     $  790,625
  Retained Earnings         278,814        269,071        235,107        216,658        177,638
  Total Common
    Shareholder's Equity $1,067,870     $1,056,927     $1,022,793     $1,006,892     $  968,263

  Cumulative Preferred
    Stock:
    Not Subject to
      Mandatory
      Redemption         $    9,435     $   21,977     $   52,000     $   52,000     $   87,000
    Subject to Mandatory
      Redemption (a)         68,445        135,000        135,000        135,000        100,000
  Total Cumulative
    Preferred Stock      $   77,880     $  156,977     $  187,000     $  187,000     $  187,000

  Long-term Debt (a)     $1,049,237     $1,042,104     $1,040,101     $1,069,887     $1,073,154

  Obligations Under
    Capital Leases (a)   $  195,227     $  130,965     $  142,506     $  152,589     $   98,753

  Total Capitalization
    and Liabilities      $3,967,798     $3,897,484     $3,928,337     $3,878,035     $3,723,648

(a) Including portion due within one year.
INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


   This report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions, and involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are: electric load and customer growth; abnormal weather conditions; available sources and cost of fuel and availability of generating capacity; the speed and degree to which competition enters the power generation, wholesale and retail sectors of the electric utility industry; state and federal regulatory initiatives that increase competition, threaten cost and investment recovery, and impact rate structures; the ability of the Company to successfully reduce its cost structure; the economic climate and growth in the service territory; inflationary trends and interest rates and other risks.

Business Outlook

   The Company's ability to recover its costs as the industry transitions to competition and as customer choice is more broadly available is the most significant factor affecting its future. Competition in the wholesale generation market continues to intensify since the adoption of federal legislation in 1992 which gave wholesale customers the right to choose their energy supplier and the Federal Energy Regulatory Commission (FERC) orders issued in 1996 which force open access transmission. The introduction of competition and customer choice for retail customers has been slow although activity has been increasing. Federal legislation has been proposed to mandate competition and customer choice at the retail level, and several states have introduced or are considering similar legislation. The Michigan Commission has started a program for certain utilities to phase-in to competition with the objective of providing full customer choice by 2002. The Company has begun discussions with the Commission and other interested parties to formulate a plan. The actions by the Michigan commission were not mandated by legislation and are subject to a number of uncertainties and it is not possible to determine what impact if any the resolution of these matters will have on the operations of the Company. The Company's Michigan jurisdiction accounts for 12% of total revenues. Indiana is considering legislative initiatives to move to customer choice, although the timing is uncertain. The Company supports customer choice and is proactively involved in discussions at both the state and federal levels regarding how best to structure and transition to a competitive marketplace.

   As the electric energy market evolves from cost-of-service ratemaking to market-based pricing, many complex issues must be resolved, including the recovery of stranded costs. While FERC orders No. 888 and 889 provide, under certain conditions, for recovery of stranded cost at the wholesale level, the issue of stranded cost recovery is unresolved at the much larger state retail level. The amount of any stranded costs the Company may experience depends on the timing and extent to which direct competition is introduced to our business and the then-existing market price of electricity.

   Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) are included in the consolidated balance sheets of cost-based regulated utilities in accordance with regulatory actions to match expenses and revenues with cost-based rates. In order to maintain net regulatory assets (net expense deferrals) on the balance sheet, SFAS No. 71 requires that rates charged to customers be cost-based and the recovery of regulatory assets must be probable. In the event a portion of the Company's business no longer met the requirements of SFAS No. 71, net regulatory assets would have to be written off for that portion of the business. The provisions of SFAS No. 71 and SFAS No. 101 "Accounting for the Discontinuance of Application of Statement No. 71" never anticipated that deregulation would include an extended transition period or that it would provide for recovery after the transition period of stranded costs. In July 1997 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus that the application of SFAS No. 71 to a segment of a regulated electric utility which is subject to a legislative plan to transition to competition in that segment should cease when the legislation is passed, or an enabling rate order is issued containing sufficient detail for the utility to reasonably determine what the plan would entail. The EITF indicated that the cessation of application of SFAS No. 71 would require that existing regulatory assets and impaired plant be written off unless they are recoverable.

   Although FERC orders No. 888 and 889 provide for competition in the firm wholesale market, that market is a relatively small part of our business and most of our firm wholesale sales are still under cost-of-service contracts. As a result the Company's generation business is still cost-based regulated and should remain so for the near future pending the passage of enabling state legislation to deregulate the generation business. We believe that enabling state legislation should provide for the recovery of any generation-related net regulatory assets and other reasonable stranded costs from impaired generation assets. We are working with regulators, customers and legislators to provide for recovery of these stranded costs during a transition period in which rates are fixed or frozen and electric utilities would take steps to achieve cost savings which would be used to reduce or eliminate their stranded costs. However, if in the future the Company's generation business were to no longer be cost-based regulated and if it were not possible to demonstrate probability of recovery of resultant stranded costs including regulatory assets, results of operations, cash flows and financial condition of the Company would be adversely affected.

Cost Containment and Process Improvement

   Efforts continue to reduce the cost of products and services in order to maintain our competitiveness. Prior to 1997, reviews of our major processes led to decisions to consolidate in the AEP Service Corporation senior management and certain functions and operations. While staff reductions and cost savings are presently being achieved from the consolidation and restructuring expenses for new marketing, customer services and modern efficient management information systems are increasing to prepare for competition.

   In 1997, the Company began installing a new unified customer service system which is designed to support the request for service, billings, accounts receivable, credit and collection functions. The new unified customer service system replaces a 30-year-old customer system and a nine-year-old transmission and distribution work management system. Process improvement efforts and expenditures to develop and implement the new customer service system and similar efforts and expenditures to acquire, install and enhance new client server based accounting and budgeting/financial planning software should produce further improvements and efficiencies, enabling the Company to continue to offer its customers excellent service at competitive prices.

Nuclear Cost

   Significant efforts have been made to enhance our competitiveness in nuclear power generation and to improve our nuclear organizational efficiency. We continue to receive the "excellence in performance" award from the Institute of Nuclear Power Operations. Nuclear power plants have a major future financial commitment to safely dispose of spent nuclear fuel and radioactive plant components (i.e. to decommission the plant). It is difficult to reduce nuclear generation costs since certain major cost components are impacted by federal laws and Nuclear Regulatory Commission (NRC) regulations.

   The Nuclear Waste Policy Act of 1982 established federal responsibility for the permanent off-site disposal of spent nuclear fuel and high-level radioactive waste. By law we participate in the Department of Energy's (DOE's) Spent Nuclear Fuel (SNF) disposal program which is described in Note 3 of the Notes to Consolidated Financial Statements. Since 1983 our customers have paid $272 million for the disposal of spent nuclear fuel consumed at the Cook Nuclear Plant. Under the provisions of the Nuclear Waste Policy Act, collections from customers are to provide the DOE with money to build a repository for spent fuel. To date the federal government has not made sufficient progress towards a permanent repository or otherwise assuming responsibility for SNF. As long as there is a delay in the construction of a government approved storage repository for SNF, the cost of both temporary and permanent storage will continue to increase. The cost to decommission the Cook Nuclear Plant is affected by both NRC regulations and the DOE's SNF disposal program. Studies completed in 1997 estimate the cost to decommission the Cook Nuclear Plant range from $700 million to $1.152 billion in 1997 dollars. This estimate could escalate due to uncertainty in the DOE's SNF disposal program and the length of time that SNF may need to be stored at the plant site delaying decommissioning. Presently we are recovering the estimated cost of decommissioning the Cook Nuclear Plant over its remaining life. However, the Company's future results of operations and possibly its financial condition could be adversely affected if the cost of spent nuclear fuel disposal and decommissioning continues to increase and cannot be recovered.

   On September 9 and 10, 1997, during a NRC architect engineer design inspection, questions regarding the operability of certain safety systems caused Company operations personnel to shut down Units 1 and 2 of the Cook Nuclear Plant. On September 19, 1997, the NRC issued a Confirmatory Action Letter requiring the Company to address the issues identified in the letter. The Company is working with the NRC to resolve these issues and other issues related to restart of the units. Certain issues identified in the letter have been addressed. At this time management is unable to determine when the units will be returned to service. If the units are not returned to service in a reasonable period of time, it could have an adverse impact on results of operations, cash flows and possibly financial condition.

Environmental Concerns

   We take great pride in our efforts to economically produce and deliver electricity while minimizing the impact on the environment. The Company has spent hundreds of millions of dollars to equip our facilities with the latest economical clean air and water technologies and to research possible new technologies. We intend to continue to take a leadership role to foster economically prudent efforts to protect and preserve the environment.

   By-products from the generation of electricity include materials such as ash, slag, sludge, low-level radioactive waste and spent nuclear fuel. Coal combustion by-products are typically disposed of or treated in captive disposal facilities or are beneficially utilized. In addition, our generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and nonhazardous materials. The Company is currently incurring costs to safely dispose of such substances. Additional costs could be incurred to comply with new laws and regulations if enacted.

   The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) addresses clean-up of hazardous substances at disposal sites and authorized the United States Environmental Protection Agency (Federal EPA) to administer the clean-up programs. As of year-end 1997, the Company is currently involved in litigation with respect to two sites overseen by the Federal EPA, and has been named by the Federal EPA as a "Potentially Responsible Party" (PRP) for three other sites. There are four additional sites for which the Company has received information requests which could lead to PRP designation as well as information requests for one state administered site. The Company's liability has been resolved for a number of sites with no significant effect on results of operations and present estimates do not anticipate material cleanup costs for identified sites for which we have been declared a PRP. However, if for reasons not currently identified significant costs are incurred for cleanup, future results of operations, cash flows and possibly financial condition would be adversely affected unless the costs can be recovered.

   In 1997 the Federal EPA published a revised ambient air quality standard for ozone and established a new ambient air quality standard for fine particulate matter. These standards are expected to result in redesignation of a number of areas of the country currently in compliance with the existing standard to nonattainment which could ultimately dictate more stringent emission restrictions for AEP generating units including those of the Company's. Under the new rules the states must first determine the attainment status of their areas. The states then have three years to submit a compliance plan and up to ten years after designation to come into compliance with the new standards. The compliance deadline could be as late as 2010 for the ozone standard and 2012-2015 for the fine particulate standard. Although we are reviewing the impact of the new rules, we are unable to estimate compliance costs without knowledge of the reductions that the states will find necessary to meet the new standards. If such reductions are significant and the Company and its affiliates must bear a significant portion of the cost of compliance in a region or county that is in violation of the revised standards, it would have a material adverse effect on results of operations, cash flows and possibly financial condition unless such costs are recovered from customers.

   At the global climate conference in Kyoto, Japan in December
1997 more than 160 countries negotiated a treaty limiting emissions of greenhouse gases, chiefly carbon dioxide, which may eventually contribute to global warming. Although there is no clear scientific evidence that carbon dioxide contributes to global warming and damages the environment, the treaty, which requires Congressional approval, calls for a seven percent reduction below emission levels of greenhouse gases in 1990. We intend to work with the Congress to insure that science and reason are introduced to the debate. If approved by the Congress, the costs to comply with the emission reductions required by the Kyoto treaty are expected to be substantial and would have a material adverse impact on results of operations, cash flows and possibly financial condition if not recovered from customers.

Results of Operations

   Although operating revenues increased $63 million or 5% in 1997 due to increased accruals for retail power costs that will be collected in the future under power supply cost recovery mechanisms and increased wholesale transactions from a new power marketing business, net income decreased $10 million or 7% as a result of increases in purchased power and other operation expenses. In July 1997 the Company started a new power marketing business of buying and selling power outside the AEP System which accounted for the increases in purchased power and wholesale revenues. The increase in other operation expense reflects the effect of the recognition of gains on sales of emission allowance in 1996 and higher administrative and general costs and uncollectible accounts expenses in 1997. In 1996 net income increased $16 million or 11% mainly due to increased wholesale sales, a reduction in maintenance expense and reduced financing costs. Also contributing to the earnings increase in 1996 were severance pay charges recorded in 1995 in connection with AEP's restructuring of management and operations and gains recorded in 1996 from emission allowance transactions.

Operating Revenues Increase

   Operating revenues increased 4.8% in 1997 following a 3.5%
increase in 1996.  The following analyzes the changes in operating revenues:
                             Increase (Decrease)
                              From Previous Year
(dollars in millions)       1997           1996
                          Amount    %    Amount     %

Retail:
  Price Variance          $ 26.6         $(25.9)
  Volume Variance            7.4           32.8
                            34.0   3.7      6.9    0.8
Wholesale:
   Price Variance           43.8          (55.6)
   Volume Variance         (20.2)          89.6
                            23.6   6.0     34.0    9.5
Other Operating Revenues     5.8            4.4
  Total                   $ 63.4   4.8   $ 45.3    3.5

   The increase in operating revenues in 1997 can be attributed to increased retail and wholesale revenues. The increase in retail revenues results from the accrual of revenues to be recovered from ratepayers for the increased cost of replacement power and increased fossil fuel usage during an outage of both units at the Company's nuclear plant. Under the retail jurisdictional fuel clauses, revenues are accrued for the unrecovered cost of fuel in both retail jurisdictions and for replacement power costs in the Michigan jurisdiction until approved for billing. The increase in wholesale revenues in 1997 was mainly due to the introduction of new power marketing transactions in July 1997. The new power marketing transactions involve the purchase and sale of electricity outside the AEP transmission system. The increase in power marketing sales was offset by a decrease in sales to the Power Pool due mainly to the outage of Cook Plant. The reduction in sales to the Power Pool did not lead to a corresponding decrease in revenues since capacity credits continue to be received. Capacity credits are designed to allocate the cost of the AEP System's generating capacity among the members of the Power Pool based on the Power Pool members relative peak demands and generating reserves. The Company is compensated for the out-of-pocket costs of energy delivered to the Power Pool.

   Operating revenues increased in 1996 primarily as a result of increased wholesale sales attributable to increased internal generation being supplied to the Power Pool and unaffiliated utilities. The Company's share of Power Pool allocated sales increased 40% due to increased transactions with other utilities and power marketers. During 1996 the Company provided coal conversion services to power marketers and unaffiliated utilities resulting in 1.2 billion kilowatthours of electricity being generated under a new FERC-approved interruptible tariff for the conversion of customers' coal to electricity and does not include any fuel cost. Since these sales are for the service of converting the customers' coal to electricity and do not include any fuel cost, the average wholesale price per kilowatthour was significantly less in 1996 than in 1995.

Operating Expenses Increase

   Total operating expenses increased 7% in 1997 primarily due to an increase in power purchases. The 3% increase in 1996 was mainly due to the increased operation of the Company's nuclear units, increased Power Pool wholesale transactions, and higher income taxes partially offset by a significant reduction in maintenance expense. The changes in operating expenses were:

                               Increase (Decrease)
                               From Previous Year
(dollars in millions)           1997           1996
                         Amount    %    Amount     %

Fuel                     $(9.8)  (4.2)  $ 13.3    6.0
Purchased Power           78.8   56.8     13.3   10.6
Other Operation           23.6    7.6      3.5    1.2
Maintenance                2.5    2.2    (26.5) (18.7)
Depreciation and
 Amortization              0.4    0.3      1.6    1.2
Amortization of Rockport
 Plant Unit 1 Phase-in
 Plan Deferrals           (3.8) (24.1)      -      -
Taxes Other Than
 Federal Income Taxes     (8.8) (11.9)     1.9    2.7
Federal Income Taxes      (6.8)  (8.8)    23.5   43.5
    Total                $76.1    6.9   $ 30.6    2.8

   The decrease in fuel expense in 1997 reflects a 36% decrease in nuclear generation as both nuclear units were unavailable from September 9 through the end of the year. See Cook Plant shutdown discussed above. The decrease in nuclear generation was partially offset by a 6% increase in fossil generation. Fuel expense increased in 1996 due to a 17% increase in nuclear generation made possible by the shorter refueling outage in 1996 versus an extended refueling and maintenance outage in 1995. This increase was partially offset by a lower average price per ton of coal consumed from a favorable settlement of a coal transportation dispute.

   Purchased power expense increased significantly in 1997 due to the Company's share of purchases of power by AEP's new power marketing business and increased purchases from the Power Pool to replace power usually generated by the out-of-service nuclear units. The rise in purchased power expense in 1996 was mainly due to additional power purchases under an agreement with the Ohio Valley Electric Corporation, an affiliated company which is not a member of the Power Pool, and increased purchases from the Power Pool to support the Company's allocated share of higher Power Pool wholesale transactions with non-affiliated utilities.

   Other operation expense increased in 1997 due to the effect of gains on the disposition of emission allowances recorded in 1996 and higher administrative and general costs and uncollectible accounts receivable expenses.

   The substantial decrease in maintenance expense in 1996 was due to cost-reduction measures at the Company's nuclear plant, which reduced the number of employees performing maintenance and lowered payments for contract maintenance labor.

   The recovery period for Rockport Plant Unit 1 costs deferred under a rate phase-in plan in the Indiana jurisdiction ended in August 1997 causing the decrease in the amortization of phase-in plan deferrals. The deferred costs were amortized over a 10-year period commensurate with their collection from customers pursuant to an order of the Indiana Utility Regulatory Commission (IURC).

   The decrease in taxes other than federal income taxes in 1997 was due to decreases in real and personal property taxes, Michigan single business tax and Indiana supplemental income tax.

   Federal income taxes attributable to operations decreased in 1997 due to a decrease in pre-tax operating income. The increase in 1996 reflects an increase in pre-tax operating income and changes in certain book/tax differences accounted for on a flow-through basis for rate-making purposes.

Financing Costs

   The decline in interest charges in 1996 was due to debt repayments and a refinancing program which lowered interest rates.

Financial Condition

   In 1997 the Company maintained its strong financial condition. We redeemed 790,967 shares of cumulative preferred stock with rates ranging from 4.12% to 6.875% at a total cost of $79 million. We used short-term debt and junior subordinated deferrable interest debentures to pay for the preferred stock tendered and to benefit from the tax deductibility of interest.

   The Company issued $48 million principal amount of long-term obligations in 1997 at 6.4%. We continued to reduce financing costs by retiring higher-cost bonds and restructuring the long-term debt from senior secured/first mortgage bonds to senior unsecured debt and junior debentures. The principal amount of long-term debt retirements, including maturities, totaled $50 million at 8.75%. Our senior secured debt/first mortgage bond ratings which were reaffirmed and improved in 1997, are: Moody's, Baa1; Standard & Poor's, A-; and Fitch, BBB+.

   Gross plant and property additions were $235 million in 1997 and $144 million in 1996. Management estimates construction expenditures for the next three years to be $456 million which includes the replacement of the Cook Plant Unit 1 steam generators. The funds for construction of new facilities and improvement of existing facilities can come from a combination of internally generated funds, short-term and long-term borrowings, preferred stock issuances and investments in common equity by the Company's parent, American Electric Power Company, Inc. (AEP Co., Inc.) However, all of the construction expenditures for the next three years are expected to be financed with internally generated funds. Inflation affects the Company's cost of replacing utility plant and the cost of operating and maintaining plant. The rate-making process generally limits our recovery to the historical cost of assets resulting in economic losses when the effects of inflation are not recovered from customers on a timely basis. However, economic gains that result from the repayment of long-term debt with inflated dollars partly offset such losses.

   When necessary the Company generally issues short-term debt to provide for interim financing of capital expenditures that exceed internally generated funds. At December 31, 1997, $442 million of unused short-term lines of credit shared with other AEP System companies were available. Short-term debt borrowings are limited by provisions of the Public Utility Holding Company Act of 1935 to $175 million. Generally periodic reductions of outstanding short-term debt are made through issuances of long-term debt and through additional capital contributions by the parent company.

   The Company's earnings coverage presently exceeds all minimum coverage requirements for the issuance of mortgage bonds and preferred stock. The minimum coverage ratios are 2.0 for mortgage bonds and 1.5 for preferred stock. At December 31, 1997, the mortgage bonds and preferred stock coverage ratios were 7.57 and 2.88, respectively.

   The Company is committed under unit power agreements to purchase 70% of an affiliated (AEGCo's) share of the 1,300 mw Rockport Plant capacity unless it is sold to other utilities.
AEGCo has a long contract with an unaffiliated utility for 455 mw that expires in 1999. AEGCo's total revenues from this contract in 1997 were $72 million including capacity and energy charges.

Other Matters
Corporate Owned Life Insurance

   In connection with the audit of AEP's consolidated federal income tax returns the Internal Revenue Service (IRS) agents sought a ruling from the IRS National Office that certain interest deductions relating to a corporate owned life insurance (COLI) program should not be allowed. The Company established the COLI program in 1990 as part of its strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. No adjustments have been proposed by the IRS. However, should a disallowance of COLI interest deductions be proposed it would, if sustained, reduce earnings by approximately $59 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it could have a material adverse impact on results of operations and cash flows.

Computer Software - Year 2000 Compliance

   Many existing computer hardware and software programs will not properly recognize calendar dates beginning in the year 2000. Unless corrected, this "Year 2000" problem may cause computer malfunctions, such as system shutdowns or incorrect calculations and system output. The Company is addressing the problem internally by modifying or replacing its computer hardware and software programs. The problem is also being addressed externally with entities that interact electronically with the Company, including but not limited to, suppliers, service providers, government agencies, customers, creditors and financial service organizations. However, due to the complexity of the problem and the interdependent nature of computer systems, if the Company's corrective actions, and/or the actions of other interdependent entities, fail for critical applications, the Company may be adversely impacted in the year 2000. Although significant, the cost of correcting the "Year 2000" problem is not expected to have a material impact on results of operations, cash flows or financial condition.

New Accounting Standards

   In June 1997 the FASB issued SFAS 130 "Reporting Comprehensive Income" and SFAS 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 establishes the standards for reporting and displaying components of "comprehensive income," which is the total of net income and all other changes in equity except those resulting from investments by shareholders and dispositions to shareholders. SFAS 131 initiates standards for reporting information about operating segments in annual and interim financial statements as well as related disclosures about products and services, geographic areas and major customers. I&M's adoption of these new reporting standards in 1998 is not expected to have a material effect on the results of operations, cash flows and/or financial condition.

Litigation

   The Company is involved in a number of legal proceedings and claims. While we are unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on the results of operations, cash flows and/or financial condition.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Indiana Michigan Power Company:

We have audited the accompanying consolidated balance sheets of Indiana Michigan Power Company and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Indiana Michigan Power Company and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 24, 1998

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Income


                                                                 Year Ended December 31,
                                                            1997           1996         1995
                                                                      (in thousands)
OPERATING REVENUES                                       $1,391,917     $1,328,493   $1,283,157

OPERATING EXPENSES:
  Fuel                                                      226,402        236,237      222,967
  Purchased Power                                           217,460        138,687      125,413
  Other Operation                                           334,115        310,513      306,967
  Maintenance                                               117,780        115,300      141,813
  Depreciation and Amortization                             140,812        140,437      138,814
  Amortization of Rockport Plant Unit 1
   Phase-in Plan Deferrals                                   11,871         15,644       15,644
  Taxes Other Than Federal Income Taxes                      64,945         73,729       71,791
  Federal Income Taxes                                       70,744         77,529       54,025
           Total Operating Expenses                       1,184,129      1,108,076    1,077,434

OPERATING INCOME                                            207,788        220,417      205,723

NONOPERATING INCOME                                           4,415          2,729        6,272

INCOME BEFORE INTEREST CHARGES                              212,203        223,146      211,995

INTEREST CHARGES                                             65,463         65,993       70,903

NET INCOME                                                  146,740        157,153      141,092

PREFERRED STOCK DIVIDEND REQUIREMENTS                         5,736         10,681       11,791

EARNINGS APPLICABLE TO COMMON STOCK                      $  141,004     $  146,472   $  129,301

See Notes to Consolidated Financial Statements.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows


                                                                  Year Ended December 31,
                                                           1997          1996          1995
                                                                    (in thousands)
OPERATING ACTIVITIES:
  Net Income                                             $ 146,740     $ 157,153     $ 141,092
  Adjustments for Noncash Items:
   Depreciation and Amortization                           148,630       148,123       148,441
   Amortization of Rockport Plant Unit 1
    Phase-in Plan Deferrals                                 11,871        15,644        15,644
   Amortization (Deferral) of Incremental Nuclear
    Refueling Outage Expenses (net)                        (15,967)        7,662         8,684
   Deferred Federal Income Taxes                             3,922       (24,687)      (23,564)
   Deferred Investment Tax Credits                          (8,428)       (8,729)       (9,004)
  Changes in Certain Current Assets and Liabilities:
   Accounts Receivable (net)                               (10,456)      (10,235)        4,121
   Fuel, Materials and Supplies                              5,168           903        (6,255)
   Accrued Utility Revenues                                  7,774         5,642        (3,355)
   Accounts Payable                                          6,502         1,186        (2,431)
   Taxes Accrued                                           (18,550)       (6,296)        8,075
  Other (net)                                              (16,995)        7,975       (23,099)
     Net Cash Flows From Operating Activities              260,211       294,341       258,349

INVESTING ACTIVITIES:
  Construction Expenditures                               (122,360)      (95,046)     (117,785)
  Long-term Receivable from Customer
    for Construction of Facilities                            -               62       (18,733)
  Proceeds from Sales of Property and Other                  2,016         2,714         9,325
    Net Cash Flows Used For Investing Activities          (120,344)      (92,270)     (127,193)

FINANCING ACTIVITIES:
 Issuance of Long-term Debt                                 47,728        38,579        96,819
 Retirement of Cumulative Preferred Stock                  (78,877)      (30,568)         -
 Retirement of Long-term Debt                              (50,000)      (46,091)     (141,122)
 Change in Short-term Debt (net)                            76,100       (46,475)       39,375
 Dividends Paid on Common Stock                           (131,260)     (112,508)     (110,852)
 Dividends Paid on Cumulative Preferred Stock               (5,931)      (10,498)      (11,560)
    Net Cash Flows Used For Financing Activities          (142,240)     (207,561)     (127,340)

Net Increase (Decrease) in Cash and Cash Equivalents        (2,373)       (5,490)        3,816
Cash and Cash Equivalents January 1                          8,233        13,723         9,907
Cash and Cash Equivalents December 31                    $   5,860     $   8,233     $  13,723

See Notes to Consolidated Financial Statements.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets


                                                                           December 31,
                                                                       1997            1996
                                                                          (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
 Production                                                         $2,545,484      $2,525,969
 Transmission                                                          908,736         881,407
 Distribution                                                          737,902         696,069
 General (including nuclear fuel)                                      233,888         189,619
 Construction Work in Progress                                          88,487          84,605
         Total Electric Utility Plant                                4,514,497       4,377,669
 Accumulated Depreciation and Amortization                           1,973,937       1,861,893
         NET ELECTRIC UTILITY PLANT                                  2,540,560       2,515,776


NUCLEAR DECOMMISSIONING AND SPENT NUCLEAR
 FUEL DISPOSAL TRUST FUNDS                                             566,390         490,778


OTHER PROPERTY AND INVESTMENTS                                         156,228         154,265



CURRENT ASSETS:
 Cash and Cash Equivalents                                               5,860           8,233
 Accounts Receivable:
  Customers                                                            107,087          90,656
  Affiliated Companies                                                  15,662          13,727
  Miscellaneous                                                         14,561          21,439
  Allowance for Uncollectible Accounts                                  (1,188)           (156)
 Fuel - at average cost                                                 17,182          23,977
 Materials and Supplies - at average cost                               78,701          77,074
 Accrued Utility Revenues                                               30,521          38,295
 Prepayments                                                             4,685          10,271
         TOTAL CURRENT ASSETS                                          273,071         283,516


REGULATORY ASSETS                                                      400,489         421,692


DEFERRED CHARGES                                                        31,060          31,457


           TOTAL                                                    $3,967,798      $3,897,484

See Notes to Consolidated Financial Statements.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES


                                                                          December 31,
                                                                      1997            1996
                                                                         (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
 Common Stock - No Par Value:
   Authorized - 2,500,000 Shares
   Outstanding - 1,400,000 Shares                                  $   56,584      $   56,584
   Paid-in Capital                                                    732,472         731,272
   Retained Earnings                                                  278,814         269,071
           Total Common Shareholder's Equity                        1,067,870       1,056,927
   Cumulative Preferred Stock:
     Not Subject to Mandatory Redemption                                9,435          21,977
     Subject to Mandatory Redemption                                   68,445         135,000
   Long-term Debt                                                   1,014,237       1,042,104
           TOTAL CAPITALIZATION                                     2,159,987       2,256,008

OTHER NONCURRENT LIABILITIES:
 Nuclear Decommissioning                                              381,016         313,845
 Other                                                                232,667         174,903
           TOTAL OTHER NONCURRENT LIABILITIES                         613,683         488,748

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                                    35,000            -
 Short-term Debt                                                      119,600          43,500
 Accounts Payable - General                                            36,729          31,015
 Accounts Payable - Affiliated Companies                               31,665          30,877
 Taxes Accrued                                                         46,850          65,400
 Interest Accrued                                                      15,741          15,281
 Obligations Under Capital Leases                                      34,033          29,740
 Other                                                                 63,250          66,436
           TOTAL CURRENT LIABILITIES                                  382,868         282,249

DEFERRED INCOME TAXES                                                 559,708         594,879

DEFERRED INVESTMENT TAX CREDITS                                       138,045         146,473

DEFERRED GAIN ON SALE AND LEASEBACK -
  ROCKPORT PLANT UNIT 2                                                92,419          96,125

DEFERRED CREDITS                                                       21,088          33,002

COMMITMENTS AND CONTINGENCIES (Note 3)

             TOTAL                                                 $3,967,798      $3,897,484

See Notes to Consolidated Financial Statements.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Consolidated Statements of Retained Earnings


                                                                 Year Ended December 31,
                                                         1997            1996            1995
                                                                    (in thousands)
Retained Earnings January 1                            $269,071        $235,107        $216,658
Net Income                                              146,740         157,153         141,092
                                                        415,811         392,260         357,750
Deductions:
 Cash Dividends Declared:
   Common Stock                                         131,260         112,508         110,852
   Cumulative Preferred Stock:
     4-1/8% Series                                          249             495             495
     4.56%  Series                                           88             273             273
     4.12%  Series                                           80             165             165
     5.90%  Series                                          985           2,360           2,360
     6-1/4% Series                                        1,266           1,875           1,875
     6.30%  Series                                          834           2,205           2,205
     6-7/8% Series                                        1,255           2,063           2,063
     7.08%  Series                                         -                531           2,124
           Total Cash Dividends Declared                136,017         122,475         122,412
  Capital Stock Expense                                     980             714             231
            Total Deductions                            136,997         123,189         122,643

Retained Earnings December 31                          $278,814        $269,071        $235,107
</TABLE
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Indiana Michigan Power Company (the Company or I&M) is a wholly-owned subsidiary of American Electric Power Company, Inc.
(AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, sale, purchase, transmission and distribution of electric power to 549,000 retail customers in its service territory in northern and eastern Indiana and a portion of southwestern Michigan. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American
Electric Power (AEP) System Power Pool (Power Pool). As a member of the AEP Power Pool and a signatory company to the American
Electric Power System (AEP System) Transmission Equalization
Agreement, its facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

   The Company has two wholly-owned subsidiaries, that were formerly engaged in coal-mining operations which are consolidated in these financial statements, Blackhawk Coal Company and Price
River Coal Company. Blackhawk Coal Company currently leases and subleases portions of its Utah coal rights, land and related mining equipment to unaffiliated companies. Price River Coal Company, which owns no land or mineral rights, is inactive.

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

Basis of Accounting

   As a cost-based rate-regulated entity, I&M's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not cost-based rate-regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71,
"Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities
(deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of estimates. Actual results could differ from those estimates.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts.
Retirements of plant are deducted from the electric plant in service account and deducted from accumulated depreciation together with associated removal costs, net of salvage.

   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1997, 1996 and 1995 were not significant.

Depreciation and Amortization

   Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                          Annual Composite
of Property                               Depreciation Rates

Production:
  Steam-Nuclear                               3.4%
  Steam-Fossil-Fired                          4.4%
  Hydroelectric-Conventional                  3.2%
Transmission                                  1.9%
Distribution                                  4.2%
General                                       3.8%

   Amounts for the demolition and removal of non-nuclear plant are presently recovered through depreciation charges included in rates.
The accounting and rate-making treatment afforded nuclear decommis-sioning costs and nuclear fuel disposal costs are discussed in Note
3.



Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Costs

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

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS No. 109, "Accounting for Income
Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are provided with related regulatory assets and liabilities in accordance with SFAS No. 71.

Investment Tax Credits

   Based on directives of regulatory commissions, the Company reflected investment tax credits in rates and on its books on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to investment tax credits for nonutility property is to practice the flow-through method of accounting.

Debt and Preferred Stock

   Gains and losses on reacquistion of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Debt discount or premium and expenses of debt issuances are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are included in paid-in capital and amortized to reduce retained earnings commensurate with their recovery in rates. The excess of par value over the cost of preferred stock reacquired is credited to paid-in capital and amortized to retained earnings.

Nuclear Decommissioning and Spent Nuclear Fuel Disposal Trust Funds

   Securities held in trust funds for decommissioning nuclear facilities and for the disposal of spent nuclear fuel are recorded at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities in the trust funds have been classified as available-for-sale due to their long-term purpose. Due to the rate-making process, adjustments for unrealized gains and losses are not reported in equity but result in adjustments to the liability account for the nuclear decommissioning trust funds and to regulatory assets or liabilities for the spent nuclear fuel disposal trust funds.

Other Property and Investments

   Other property and investments are stated at cost.


2. EFFECTS OF REGULATION AND PHASE-IN PLANS:

   In accordance with SFAS No. 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS No. 71 requires that the Company's rates be cost-based regulated. The
Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS
No. 71. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded investment.

Recognized regulatory assets and liabilities are comprised of the following:
                                        December 31,
                                     1997       1996
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
    Future Income Taxes            $277,966   $317,059
  Department of Energy
    Decontamination and
    Decommissioning Assessment       42,648     45,994
  Rate Phase-in Plan Deferrals         -        11,871
  Nuclear Refueling
    Outage Cost Levelization         31,772     15,805
  Unamortized Loss On
    Reacquired Debt                  17,210     19,388
  Other                              30,893     11,575
    Total Regulatory Assets        $400,489   $421,692

Regulatory Liabilities:
  Deferred Investment Tax Credits  $138,045   $146,473
  Other*                              1,262         16
    Total Regulatory Liabilities   $139,307   $146,489

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

   Rate phase-in plans in the Company's Indiana and FERC jurisdictions provided for the recovery and straight-line amortization of deferred Rockport Plant Unit 1 costs over ten years beginning in 1987. In 1997 the amortization and recovery of the deferred Rockport Plant Unit 1 Phase-in Plan costs was completed.
During the recovery period net income was unaffected by the recovery of the phase-in deferrals. Amortization was $11.9 million in 1997 and $15.6 million in 1996 and 1995.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made to support the Company's utility operations including the replacement of the Cook Plant Unit 1 steam generators. Such commitments do not include any expenditures for new generating capacity. Aggregate construction program expenditures for 1998-2000 are estimated to be $456 million.

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

   The Company is committed under unit power agreements to purchase 70% of an affiliate's (AEGCo's) share of the 1,300 mw
Rockport Plant capacity unless it is sold to unaffiliated utilities. AEGCo has one long-term contract with an unaffiliated utility that expires in 1999 for 455 mw of Rockport Plant capacity.

   The Company sells under contract up to 250 mw of its Rockport
Plant capacity to an unaffiliated utility. The contract expires in 2009.

Revised Air Quality Standards

   On July 18, 1997, the United States Environmental Protection
Agency published a revised National Ambient Air Quality Standard
(NAAQS) for ozone and a new NAAQS for fine particulate matter (less than 2.5 microns in size). The new ozone standard is expected to result in redesignation of a number of areas of the country that are currently in compliance with the existing standard to nonattainment status which could ultimately dictate more stringent emission restrictions for AEP System generating units. New stringent emission restrictions on AEP System generating units to achieve attainment of the fine particulate matter standard could also be imposed. The AEP System operating companies joined with other utilities to appeal the revised NAAQS and filed petitions for review in August and September 1997 in the U.S. Court of Appeals for the District of Columbia Circuit. Management is unable to estimate compliance costs without knowledge of the reductions that may be necessary to meet the new standards. If such costs are significant, they could have a material adverse effect on results of operations, cash flows and possibly financial condition unless recovered.

Litigation

   The Company is involved in a number of legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows and financial condition.



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

Nuclear Plant Shutdown

   On September 9 and 10, 1997, during a Nuclear Regulatory
Commission (NRC) architect engineer design inspection, questions regarding the operability of certain safety systems caused Company operations personnel to shut down Units 1 and 2 of the Cook Nuclear
Plant.  On September 19, 1997, the NRC issued a Confirmatory Action
Letter requiring the Company to address the issues identified in the letter. The Company is working with the NRC to resolve these issues and other issues related to restart of the units. Certain issues identified in the letter have been addressed. At this time management is unable to determine when the units will be returned to service. If the units are not returned to service in a timely manner, it could have an adverse impact on results of operations, cash flows and possibly financial condition.

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

   Nuclear insurance pools and other insurance policies provide
$3.6 billion (reduced to $3.0 billion effective January 1, 1998) of property damage, decommissioning and decontamination coverage for Cook Plant. Additional insurance provides coverage for extra costs resulting from a prolonged accidental Cook Plant outage. Some of the policies have deferred premium provisions which could be triggered by losses in excess of the insurer's resources. The losses could result from claims at the Cook Plant or certain other non-affiliated nuclear units. The Company could be assessed up to $35.8 million annually under these policies.


Spent Nuclear Fuel Disposal

   Federal law provides for government responsibility for permanent spent nuclear fuel disposal and assesses nuclear plant owners fees for spent fuel disposal. A fee of one mill per kilowatthour for fuel consumed after April 6, 1983 is being collected from customers and remitted to the U.S. Treasury. Fees and related interest of $181 million for fuel consumed prior to April 7, 1983 have been recorded as long-term debt. I&M has not paid the government the pre-April 1983 fees due to continued delays and uncertainties related to the federal disposal program. At
December 31, 1997, funds collected from customers towards the pre-April
1983 fee and related earnings thereon approximate the liability.

Decommissioning and Low Level Waste Accumulation Disposal

   Decommissioning costs are accrued over the service life of the Cook Plant. The licenses to operate the two nuclear units expire in 2014 and 2017. After expiration of the licenses the plant is expected to be decommissioned through dismantlement. A 1997 nuclear decommissioning study has been completed. The estimated cost of decommissioning and low level waste accumulation disposal costs ranges from $700 million to $1,152 million in 1997 nondiscounted dollars. The wide range is caused by variables in assumptions including the estimated length of time spent nuclear fuel must be stored at the plant subsequent to ceasing operations.
This in turn depends on future developments in the federal government's spent nuclear fuel disposal program. Continued delays in the federal fuel disposal program can result in increased decommissioning costs. The Company is recovering estimated decommissioning costs in its three rate-making jurisdictions based on at least the lower end of the range in the most recent decommissioning study at the time of the last rate proceeding. The
Company records decommissioning costs in other operation expense and records a noncurrent liability equal to the decommissioning cost recovered in rates; such amount was $28 million in 1997, $27 million in 1996 and $30 million in 1995 including $4 million of special deposits. Decommissioning costs recovered from customers are deposited in external trusts. Trust fund earnings increase the fund assets and the recorded liability thereby decreasing the amount needed to be recovered from ratepayers. At December 31, 1997 the Company has recognized a decommissioning liability of $381 million.


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

   Operating revenues include revenues for capacity and energy supplied to the Power Pool as follows:

                            Year Ended December 31,
                          1997        1996       1995
                                 (in thousands)

Capacity Revenues       $ 53,282    $ 57,594   $ 59,918
Energy Revenues           64,861      98,162     83,799

     Total              $118,143    $155,756   $143,717

   Purchased power expense includes charges of $51.0 million in 1997, $34.5 million in 1996 and $25.4 million in 1995 for energy received from the Power Pool.

   Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of the wholesale power pool sales included in operating revenues were $127.4 million in 1997, $73.4 million in 1996 and $52.6 million in 1995.

   In addition, the Power Pool purchases power from unaffiliated entities for resale to other unaffiliated entities. The Company's share of these purchases was included in purchased power expense and totaled $67.9 million (including new power marketing transactions) in 1997, $8.1 million in 1996 and $10.7 million in 1995. Revenues from these transactions, including a transmission fee for power that passes through the AEP System transmission network, are included in the above Power Pool wholesale operating revenues.

   The cost of Rockport Plant power purchased from AEGCo, an affiliated company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $87.5 million, $85.4 million and $85.2 million in 1997, 1996 and 1995, respectively.

   The cost of power purchased from Ohio Valley Electric
Corporation, an affiliated but non-associated company that is not a member of the Power Pool, was included in purchased power expense in the amounts of $11.0 million, $10.7 million and $4.0 million in 1997, 1996 and 1995, respectively.

   The Company operates the Rockport Plant and bills AEGCo for its share of operating costs.


   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the AEP System companies' respective peak demands. Pursuant to the terms of the agreement, since the Company's relative investment in transmission facilities is greater than its relative peak demand, other operation expense includes equalization credits of $46.1 million, $46.3 million and $46.7 million in 1997, 1996 and 1995, respectively.

   Revenues from providing barging services were recorded in nonoperating income as follows:

                            Year Ended December 31,
                          1997        1996       1995
                                 (in thousands)

Affiliated Companies    $24,427     $22,740    $23,160
Unaffiliated Companies    8,383       6,776      6,992
     Total              $32,810     $29,516    $30,152

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


5. BENEFIT PLANS:

   The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income
Security Act of 1974.  Net pension costs for the years ended
December 31, 1997, 1996 and 1995 were $2.1 million, $4.1 million and $2.7 million, respectively.

   Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. The funding policy for OPEB cost is to make contributions to an external Voluntary Employees
Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers Accounting for Postretirement Benefits
Other Than Pensions," exceeds the pay-as-you-go amount).
Contributions were $6.3 million in 1997, $8.4 million in 1996 and $10.3 million in 1995. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The Company's annual accrued costs for 1997, 1996 and 1995 required by SFAS 106 for employees and retirees were $11.5 million, $12.8 million and $13.6 million, respectively.

   An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The employer's annual contributions totaled $4 million in 1997, $3.7 million in 1996 and $3.9 million in 1995.


6. SUPPLEMENTARY INFORMATION:

                                Year Ended December 31,
                             1997        1996       1995
                                    (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)    $ 62,274   $ 64,117    $71,457
  Income Taxes               120,212    125,707     88,675
Noncash Acquisitions
  Under Capital Leases       111,395     48,305     32,073

   In connection with the 1996 early termination of a western coal land sublease the Company will receive cash payments from the lessee of $30.8 million over a ten-year period which has been recorded at a net present value of $22.8 million. In connection with the 1995 sale of western coal land and equipment the Company will receive cash payments from the buyer of $31.5 million over a six year period which has been recorded at a net present value of $26.9 million. In connection with construction of facilities in 1995 to provide service to a new customer the Company will receive cash payments of $21.4 million plus accrued interest over 20 years.
The long-term portion of these receivables is recorded as other property and investments and the current portion is recorded as miscellaneous accounts receivable.


7. FEDERAL INCOME TAXES:

   The details of federal income taxes as reported are as follows:


                                                                      Year Ended December 31,
                                                         1997                  1996                  1995
                                                                          (in thousands)


Charged (Credited) to Operating Expenses (net):
  Current                                              $ 75,442              $110,133              $ 75,686
  Deferred                                                3,088               (24,730)              (13,732)
  Deferred Investment Tax Credits                        (7,786)               (7,874)               (7,929)
        Total                                            70,744                77,529                54,025
Charged (Credited) to Nonoperating Income (net):
  Current                                                 3,287                   182                12,872
  Deferred                                                  834                    43                (9,832)
  Deferred Investment Tax Credits                          (642)                 (855)               (1,075)
        Total                                             3,479                  (630)                1,965
Total Federal Income Taxes as Reported                 $ 74,223              $ 76,899              $ 55,990

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                      Year Ended December 31,
                                                         1997                  1996                  1995
                                                                          (in thousands)

Net Income                                             $146,740              $157,153              $141,092
Federal Income Taxes                                     74,223                76,899                55,990
Pre-tax Book Income                                    $220,963              $234,052              $197,082

Federal Income Tax on Pre-tax Book Income at
  Statutory Rate (35%)                                  $77,337               $81,918               $68,979
Increase (Decrease) in Federal Income Tax
  Resulting From the Following Items:
    Depreciation                                         14,082                13,880                 8,954
    Corporate Owned Life Insurance                       (3,348)               (2,178)               (5,187)
    Investment Tax Credits (net)                         (8,428)               (8,729)               (9,004)
    Other                                                (5,420)               (7,992)               (7,752)
Total Federal Income Taxes as Reported                  $74,223               $76,899               $55,990

Effective Federal Income Tax Rate                          33.6%                 32.9%                 28.4%

   The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:
                                    December 31,
                                  1997        1996
                                   (in thousands)

Deferred Tax Assets            $ 223,772   $ 241,842
Deferred Tax Liabilities        (783,480)   (836,721)
  Net Deferred Tax Liabilities $(559,708)  $(594,879)

Property Related
 Temporary Differences         $(471,898)  $(480,818)
Amounts Due From Customers
  For Future Federal
  Income Taxes                   (74,282)    (79,658)
Deferred State Income Taxes      (65,679)    (89,471)
Deferred Net Gain -
  Rockport Plant Unit 2           32,347      33,644
All Other (net)                   19,804      21,424
    Total Net Deferred
      Tax Liabilities          $(559,708)  $(594,879)

   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the System parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1997 would reduce earnings by approximately $59 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it could have a material adverse impact on results of operations and cash flows.


8.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Nuclear Trust Funds Recorded at Market Value

   The Nuclear Decommissioning and Spent Nuclear Fuel Disposal
Trust Fund investments are recorded at market value in accordance with SFAS 115 and consist of tax-exempt municipal bonds and other securities.

   At December 31, 1997 and 1996 the fair values of trust fund investments were $566 million and $491 million, respectively. Accumulated gross unrealized holding gains were $41 million and $21.9 million and accumulated gross unrealized holding losses were $1.2 million at both December 31, 1997 and 1996. The change in market value in 1997, 1996 and 1995 was a net unrealized holding gain of $19.1 million, $2.6 million and $24.9 million, respectively.

   The trust fund investments' cost basis by security type were:

                                   December 31,
                               1997            1996
                                  (in thousands)
  Tax-Exempt Bonds           $335,358        $340,290
  Equity Securities            74,398          54,389
  Treasury bonds               44,200          26,958
  Corporate Bonds               9,167           7,977
  Cash, Cash Equivalents
   and Interest Accrued        63,392          40,430
    Total                    $526,515        $470,044

   Proceeds from sales and maturities of securities of $147.3 million during 1997 resulted in $3.9 million of realized gains and $1.4 million of realized losses. Proceeds from sales and maturities of securities of $115.3 million during 1996 resulted in $2.6 million of realized gains and $2.1 million of realized losses. Proceeds from sales and maturities of securities of $78.2 million during 1995 resulted in $1.4 million of realized gains and $0.3 million of realized losses. The cost of securities for determining realized gains and losses is original acquisition cost including amortized premiums and discounts.

   At December 31, 1997, the year of maturity of trust fund investments, other than equity securities, was:

                               (in thousands)

        1998                      $ 87,063
        1999-2002                  127,575
        2003-2007                  182,873
        After 2007                  54,606
          Total                   $452,117

Other Financial Instruments Recorded at Historical Cost

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate fair value because of the short-term maturity of these instruments.
Fair values for preferred stocks subject to mandatory redemption were $73 million and $137 million at December 31, 1997 and 1996, respectively, and for long-term debt were $1.1 billion at each year end. The carrying amounts for preferred stock subject to mandatory redemption were $68 million and $135 million and for long-term debt were $1.0 billion at December 31, 1997 and 1996, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The carrying amount of the spent nuclear fuel disposal trust funds approximates the Company's estimate of the pre-April 1983 SNF liability.



9. LEASES:

   Leases of property, plant and equipment are for periods of up to 35 years and require payments of related property taxes, maintenance and operating costs. The Company is leasing 50% of the 1300 MW Rockport 2 generating unit under an operating lease. The lease has 25 years remaining life and total minimum lease payments of $1.8 billion. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                   Year Ended December 31,
                                 1997       1996       1995
                                       (in thousands)

Operating Leases               $ 92,067   $ 96,096   $ 96,472
Amortization of Capital Leases   42,882     55,789     45,843
Interest on Capital Leases        9,737     10,624      9,987
      Total Rental Costs       $144,686   $162,509   $152,302

   Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                                 December 31,
                                               1997        1996
                                                (in thousands)
Electric Utility Plant:
  Production                                 $  9,218     $ 7,410
  Distribution                                 14,660      14,699
  General:
    Nuclear Fuel (net of amortization)        103,939      59,681
    Other                                      61,268      60,949
      Total Electric Utility Plant            189,085     142,739
  Accumulated Amortization                     31,358      28,598
      Net Electric Utility Plant              157,727     114,141

Other Property                                 40,746      19,035
Accumulated Amortization                        3,246       2,211
      Net Other Property                       37,500      16,824
        Net Properties under Capital Leases  $195,227    $130,965

Capital Lease Obligations:*
  Noncurrent Liability                       $161,194    $101,225
  Liability Due Within One Year                34,033      29,740
    Total Capital Lease Obligations          $195,227    $130,965

* Represents the present value of future minimum lease payments.

   The noncurrent portion of capital lease obligations is included in other noncurrent liabilities in the Consolidated Balance Sheets.

   Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

   Future minimum lease payments consisted of the following at
December 31, 1997:
                                           Non-
                                        Cancelable
                          Capital       Operating
                          Leases          Leases
                               (in thousands)

   1998                    $ 16,362      $   96,974
   1999                      15,005          92,734
   2000                      13,593          92,472
   2001                      11,927          91,684
   2002                      22,520          90,655
   Later Years               47,767       1,631,759

   Total Future Minimum
     Lease Payments         127,174(a)   $2,096,278

   Less Estimated
     Interest Element        35,886

   Estimated Present
    Value of Future
    Minimum Lease
    Payments                 91,288
   Unamortized Nuclear
    Fuel                    103,939
     Total                 $195,227

(a) Excludes nuclear fuel rentals which are paid in proportion to heat produced and carrying charges on the unamortized nuclear fuel balance. There are no minimum lease payment requirements for leased nuclear fuel.


10.  CUMULATIVE PREFERRED STOCK:

     At December 31, 1997, authorized shares of cumulative preferred stock were as follows:

               Par Value                     Shares Authorized
                 $100                             2,250,000
                   25                            11,200,000

  The cumulative preferred stock is callable at the price indicated below plus accrued dividends. The involuntary liquidation preference is par value. Unissued shares of the cumulative preferred stock may or may not possess mandatory redemption characteristics upon issuance. During 1996 the Company redeemed and canceled 300,000 shares of the 7.08% series not subject to mandatory redemption.
A. Cumulative Preferred Stock Not Subject to Mandatory Redemption:

         Call Price                                                 Shares            Amount
         December 31,  Par      Number of Shares Redeemed         Outstanding      December 31,
 Series      1997     Value      Year Ended December 31,       December 31, 1997  1997      1996
                              1997       1996        1995                         (in thousands)

4-1/8%    $106.125    $100   59,760       233          -            60,007       $6,001   $11,977
4.56%      102         100   44,788        -           -            15,212        1,521     6,000
4.12%      102.728     100   20,869        -           -            19,131        1,913     4,000
                                                                                 $9,435   $21,977

B. Cumulative Preferred Stock Subject to Mandatory Redemption:

                                                                    Shares            Amount
                       Par      Number of Shares Redeemed         Outstanding      December 31,
 Series(a)            Value      Year Ended December 31,       December 31, 1997  1997      1996
                              1997       1996        1995                         (in thousands)

5.90% (b)             $100  233,000        -           -           167,000      $16,700  $ 40,000
6-1/4%(b)              100   97,500        -           -           202,500       20,250    30,000
6.30% (b)              100  217,550        -           -           132,450       13,245    35,000
6-7/8%(c)              100  117,500        -           -           182,500       18,250    30,000
                                                                                $68,445  $135,000

(a) Not callable until after 2002. There are no aggregate sinking fund provisions through 2002.
(b) Commencing in 2004 and continuing through 2008 the Company may redeem, at $100 per share, 20,000 shares of the 5.90% series, 15,000 shares of the 6-1/4% series and 17,500 shares of the 6.30% series outstanding under sinking fund provisions at its option and all remaining outstanding shares must be redeemed not later than 2009. Shares redeemed in 1997 may be applied to meet the sinking fund requirement.
(c) Commencing in 2003 and continuing through the year 2007, a sinking fund will require the redemption of 15,000 shares each year and the redemption of the remaining shares outstanding on April 1, 2008, in each case at $100 per share. Shares redeemed in 1997 may be applied to meet the sinking fund requirement.

11.  LONG-TERM DEBT AND LINES OF CREDIT:

  Long-term debt by major category was outstanding as follows:

                                   December 31,
                               1997           1996
                                 (in thousands)

First Mortgage Bonds        $  520,317     $  522,507
Installment Purchase
  Contracts                    309,269        309,120
Other Long-term Debt (a)       180,837        171,706
Junior Debentures               38,814         38,771
                             1,049,237      1,042,104
Less Portion Due Within
  One Year                      35,000           -

  Total                     $1,014,237     $1,042,104

(a) Represents a Nuclear Fuel Disposal liability including interest accrued payable to the Department of Energy. See Note 3.

  First mortgage bonds outstanding were as follows:

                                     December 31,
                                   1997       1996
                                    (in thousands)
% Rate Due

7.00    1998 - May 1             $ 35,000   $ 35,000
7.30    1999 - December 15         35,000     35,000
6.40    2000 - March 1             48,000       -
7.63    2001 - June 1              40,000     40,000
7.60    2002 - November 1          50,000     50,000
7.70    2002 - December 15         40,000     40,000
6.80    2003 - July 1              20,000     20,000
6.55    2003 - October 1           20,000     20,000
6.10    2003 - November 1          30,000     30,000
6.55    2004 - March 1             25,000     25,000
8.75    2022 - May 1                 -        50,000
8.50    2022 - December 15         75,000     75,000
7.80    2023 - July 1              20,000     20,000
7.35    2023 - October 1           20,000     20,000
7.20    2024 - February 1          40,000     40,000
7.50    2024 - March 1             25,000     25,000
Unamortized Discount (net)         (2,683)    (2,493)
                                  520,317    522,507
Less Portion Due Within One Year   35,000       -
  Total                          $485,317   $522,507

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

  Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:

                                     December 31,
                                   1997        1996
                                    (in thousands)
% Rate  Due
City of Lawrenceburg, Indiana:
7.00    2015 - April 1           $ 25,000    $ 25,000
5.90    2019 - November 1          52,000      52,000
City of Rockport, Indiana:
(a)     2014 - August 1            50,000      50,000
7.60    2016 - March 1             40,000      40,000
6.55    2025 - June 1              50,000      50,000
(b)     2025 - June 1              50,000      50,000
City of Sullivan, Indiana:
5.95    2009 - May 1               45,000      45,000
Unamortized Discount               (2,731)     (2,880)

  Total                          $309,269    $309,120

(a) A variable interest rate is determined weekly. The average weighted interest rate was 4.3% for 1997 and 3.5% for 1996.
(b) An adjustable interest rate can be a daily, weekly, commercial paper or term rate as designated by the Company. A weekly rate was selected which ranged from 3.0% to 4.6% in 1997 and from 2.4% to 5.0% in 1996 and averaged 3.8% and 3.4% during 1997 and 1996, respectively.

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

Junior debentures are composed of the following:

                                          December 31,
                                        1997        1996
                                         (in thousands)
% Rate Due
8.00   2026 - March 31                $40,000      $40,000
Unamortized Discount                   (1,186)      (1,229)
  Total                               $38,814      $38,771

  Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

  At December 31, 1997, future annual long-term debt payments are as follows:

                                       Amount
                                   (in thousands)

  1998                               $   35,000
  1999                                   35,000
  2000                                   98,000
  2001                                   40,000
  2002                                  140,000
  Later Years                           707,837
    Total Principal Amount            1,055,837
  Unamortized Discount                   (6,600)
      Total                          $1,049,237

  Short-term debt borrowings are limited by provisions of the 1935 Act to $175 million. Lines of credit are shared with AEP System companies and at December 31, 1997 and 1996 were available in the amounts of $442 million and $409 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required by the banks to maintain the lines of credit.

Outstanding short-term debt consisted of:

                                          Year-end
                            Balance       Weighted
                          Outstanding      Average
                        (in thousands)  Interest Rate
December 31, 1997:
  Notes Payable            $ 56,410         6.3%
  Commercial Paper           63,190         6.8
    Total                  $119,600         6.6

December 31, 1996:
  Notes Payable             $ 3,900         5.5%
  Commercial Paper           39,600         7.2
    Total                   $43,500         7.0


12. COMMON SHAREHOLDER'S EQUITY:

  Mortgage indentures, charter provisions and orders of regulatory authorities place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1997, $5.9 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.

  In 1997, 1996 and 1995 net changes to paid-in capital of $1,200,000, $170,000 and $(2,548,000) respectively, represented gains and expenses associated with cumulative preferred stock transactions.

13. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods        Operating  Operating     Net
     Ended                Revenues   Income     Income
                                   (in thousands)
1997
 March 31                 $341,313   $59,894   $44,259
 June 30                   320,508    50,140    33,908
 September 30              362,058    60,449    45,091
 December 31               368,038    37,305    23,482

1996
 March 31                  329,883    53,018    35,767
 June 30                   323,494    50,430    33,507
 September 30              339,847    61,123    44,546
 December 31               335,269    55,846    43,333